As submitted confidentially to the Securities and Exchange Commission on August 8, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

New Relic, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	26-2017431
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

New Relic, Inc.

188 Spear Street, Suite 1200

San Francisco, California 94105

(650) 777-7600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lewis Cirne

Chief Executive Officer

New Relic, Inc.

188 Spear Street, Suite 1200

San Francisco, California 94105

(650) 777-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig D. Jacoby, Esq. David G. Peinsipp, Esq. Andrew S. Williamson, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Robin J. Schulman, Esq. Vice President, General Counsel, and Secretary New Relic, Inc. 188 Spear Street, Suite 1200 San Francisco, California 94105 (650) 777-7600	Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2014

                Shares

COMMON STOCK

New Relic, Inc. is offering                     shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We intend to apply to have our common stock listed on the                 under the symbol “NERD.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to New Relic
Per share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2014.

MORGAN STANLEY

                , 2014

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until                 , 2014 (25 days after the commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “New Relic,” “the company,” “we,” “us,” and “our” in this prospectus refer to New Relic, Inc. and its subsidiary.

NEW RELIC, INC.

Our Mission

Software is becoming the lifeblood of almost every organization, large and small, around the world. Our mission is to empower organizations to build the best modern software possible and to improve their business intelligence using the data flowing through and about that software. This software data contains massive amounts of information about customer behaviors, user experiences, and overall software performance. New Relic enables organizations to gain visibility into this data to make better, faster, data-driven decisions.

Overview

We are building a new category of enterprise software we call Software Analytics. Our cloud-based suite of products enables organizations to collect, store, and analyze massive amounts of software data in real time. We design all our products to be highly intuitive and frictionless; they are easy to deploy, and customers can rapidly, often within minutes, realize benefits and results. With our products, technology users can quickly find and fix performance problems as well as predict and prevent future issues. Business users such as product managers can get answers to how their new product launch is being received, or how a pricing change impacted customer retention, without waiting for help from IT. Software developers can build better applications faster, as they can see how their software will perform and is actually performing for end-users. As of March 31, 2014, we analyzed over 200 billion data points daily across more than 3 million application instances and monitored user experiences on millions of website domains and over 500 million mobile devices. As of March 31, 2014, we had over 200,000 users. We define a user as an email address associated with an account that has deployed our software code, called agents, and from which we receive data from at least one application. As of March 31, 2014, we had 9,117 paid business accounts.

Software has become critical to businesses and consumers worldwide, from online retailing to social networking to customer relationship management. This software is found in applications and throughout the architectures on which those applications run: servers, websites, operating systems, mobile devices, and other IT assets. The use of this software generates huge volumes of data, but historically, organizations collected and analyzed only a small fraction of this data due to technology and business constraints. Legacy software products were typically customized, expensive, required training, and were thus limited to business-critical applications within large organizations. As a result, the vast majority of software data has been underutilized.

We saw the opportunity for Software Analytics to empower technology and business users to make use of this underutilized software data. We provide developers with our agents to add to their applications and infrastructure quickly and easily. Our cloud-based, big data database collects and organizes our users’ data for analysis through a simple dashboard interface that users can easily configure to monitor their key metrics and quickly make queries using simple phrases. Our intuitive and frictionless product design results in users being able to quickly receive analysis of their data. With this visibility, developers can significantly improve the quality of their software, and business and technology users can get real-time insights into their data.

Our Software Analytics solution is comprised of an integrated suite of products, a big data database, and an open platform. All of our products have a simple user interface, and require minimal training or integration. Our products for technology users focus on software performance management and monitoring and consist of New Relic APM, New Relic Servers, New Relic Mobile, and New Relic Browser. New Relic Insights provides big data analytics to both business and technology users that enable them to easily extract actionable information from the massive quantities of unstructured and structured data flowing through their software. New Relic Platform offers a plugin architecture including application programming interfaces, or APIs, and software development kits, or SDKs, for customers and partners to embed and extend our solution into their products. Today, there are nearly 100 publicly-available New Relic Platform plugins to extend our functionality to other applications and infrastructures.

Our go-to-market strategy combines grassroots user adoption with both low-touch and high-touch sales approaches. Our products are easy to download and use, which has allowed us to build a large base of users and smaller organizations without an enterprise sales organization. We are building a direct enterprise sales and support operation in order to better market to and support these larger organizations, which represent a growing portion of our revenue.

We have achieved rapid customer adoption, high customer retention, and significant growth since our founding. For our fiscal years ended March 31, 2012, 2013, and 2014, our revenue was $11.7 million, $29.7 million, and $63.2 million, respectively, representing year-over-year growth of 154% from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013, and 113% from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014. We had net losses of $7.5 million, $22.5 million, and $40.2 million for our fiscal years ended March 31, 2012, 2013, and 2014, respectively.

Industry Background

Importance of Software for Businesses and Consumers

Software has become a central element of business and consumer life. Businesses rely upon their software applications to interact with their customers, employees, and partners to increase revenue and improve operational efficiency. Businesses and consumers use software on a variety of devices in more of their day-to-day activities. Users increasingly expect their software to be fast and reliable, and they can quickly replace the applications they use if they are unsatisfied with their experience.

Advent of Cloud Architectures and SaaS

Historically, legacy on-premise architectures required companies to purchase and maintain the complete IT stack including storage, servers, networking, and applications. In contrast, cloud architectures enable companies to subscribe for and access computing resources as needed. This has provided a wide range of economic and technology benefits including applications that are easier to deploy, maintain, use, and integrate.

Explosion of Mobility

The greatly increased functionality of smartphones and tablets, and the ubiquity of high-bandwidth Internet access, have led to an explosion in mobile devices and mobile applications. These devices and the applications they run need to be supported by completely new software architectures that are fundamentally different and separate from legacy, on-premise IT architectures. Mobility has increased pressures on software performance and greatly expanded the variety, velocity, and volume of data available for analysis.

Growing Importance of Developers

The increasing ubiquity of software has led to greater importance and roles for the developers who build and maintain that software. These developers are increasingly able to create and influence major technology trends such as adoption of cloud architectures, open source, and new programming languages and frameworks to improve the time-to-market and performance of their applications.

Emergence of Big Data Technologies for Unstructured and Structured Data

Historically, companies have relied on on-premise databases from vendors such as Oracle, IBM, and Microsoft. Over the past few years, a wide variety of technologies have been introduced to greatly increase the ability to collect and analyze the rapidly growing variety, velocity, and volume of data, commonly referred to as big data. Today, an increasing number of companies are investing in technology and personnel to gain a competitive advantage using big data to enable real-time, data-driven decisions.

New Complexities for Technology Users, Business Users, and Software Developers

Business and consumer applications are running on both cloud and legacy architectures and are built with a multitude of programming languages. This has created significant challenges and complexities for technology users, business users, and software developers. The success or failure of businesses is increasingly determined by the availability, accessibility, response time, and quality of their users’ experience.

Our Solution

We have developed our Software Analytics suite of products, big data database, and open platform to help technology and business users make real-time, data-driven decisions to improve business and IT performance. In addition, developers can build better software, build it faster, and keep it running optimally for end-user experiences. Our solution collects, stores, and analyzes vast quantities of unstructured and structured data flowing through and about our users’ software. We currently offer an integrated suite of six products that we continue to enhance and expand:

•	New Relic APM: Application performance management

•	New Relic Servers: Server monitoring for cloud and data centers

•	New Relic Platform: Platform that extends our functionality into other applications

•	New Relic Mobile: Mobile application performance management

•	New Relic Browser: End-user experience monitoring and performance monitoring

•	New Relic Insights: Real-time big data analytics for business managers

This suite of products uses a common infrastructure to enable customers to:

•

Collect. Our intelligent agents are software code that developers can easily deploy. These agents configure automatically to their particular IT environment and collect and send event and performance data securely to our proprietary cloud database.

•

Store. Data collected from our agents is stored in our highly secure and scalable cloud-based, big data database. Our database has been optimized to store unstructured and structured data as well as handle the analytics and queries that we believe are important to drive decision making.

•

Analyze. Our simple and intuitive user interface consists of a dashboard of graphical charts for key performance indicators, which are easily configurable and enable deep drill-down and root cause analysis. Our New Relic Insights product also includes a field for real-time ad-hoc queries with corresponding answers in a range of visual and graphical formats.

Key Elements of Our Solution

•

Built on Cloud Architecture. We designed our products based on a cloud architecture and a SaaS delivery model. We are able to provide frequent updates to our software enabling us to continuously improve it to reflect technology developments.

•

Flexibility to Manage Cloud, Hybrid, and On-Premise Architectures. In addition to modern cloud architectures, our SaaS solution can also manage hybrid cloud and heterogeneous architectures, including on-premise software. Users are able to rapidly deploy our agents globally across their IT environment.

•

Built for Modern Software. We support a broad range of software development languages and frameworks as well as mobile operating systems. Our agents are easily embedded into applications built using all of these languages, without the need for customized coding.

•

Mobile Enabled. We provide a native mobile version of our Software Analytics products with nearly all functionality accessible and usable through mobile devices. Our products are designed to anticipate and handle the complexity of mobile architectures, such as mobile carrier performance and user location.

•

Big Data Database and Analytics. Our proprietary, cloud-based database leverages modern big data technologies that enable collection and storage of billions of events and metrics each day. Our database structure allows customers to easily build dashboards or make queries to deliver real-time insights.

•

Easy and Intuitive. We design our products to be simple, intuitive, and user-friendly. Users are able to learn, deploy, and begin using our products with minimal or no training, often within a few minutes.

•

Low Total Cost of Ownership. We price our products on a monthly subscription basis, with flexible pricing plans so each customer is only paying for the products and usage they are consuming. Our customers do not need to invest in additional hardware, infrastructure, or services to utilize our products.

•

Integrated Suite. Our suite currently consists of six products that are integrated, share a common design and user interface, and access the same cloud-based database structure. Users can move seamlessly among different analytic categories and use cases for their software data.

•	Extensible Platform. We provide APIs and SDKs for customers, partners, and developers to easily build applications which integrate with and embed our product functionality into other applications.

•

Enterprise Scalability and Security. Our products are designed to be scalable and secure. We collect and store over 200 billion data points per day. By default, our software data transmissions are encrypted in transit and stored in our secure tier 3 SSAE-16 certified data center. We also perform an annual SOC-2 type 2 audit.

Benefits of Our Solution

•	Technology Users. Technology users can more rapidly identify problems, isolate root causes, and address problems. Our analytics tools also enable them to predict and prevent future issues.

•	Business Users. Business users can use our products to obtain real-time analytics about their business.

•	Software Developers. Software developers can use our products to better monitor software performance to continuously improve it as well as fix and prevent problems.

Our Market Opportunity

For technology users, we believe Gartner’s category of IT Operations Management, or ITOM, captures a subset of our market opportunity. According to Gartner, Inc., a global market research firm, the worldwide ITOM market was $18.9 billion in 2013 and is projected to grow to $27.4 billion in 2018. We believe this generally captures the purchases by larger enterprises of existing legacy solutions, but does not include the opportunity with smaller enterprises that cannot afford such solutions or potential deployments by larger enterprises made feasible by emerging solutions like ours.

We believe our market opportunity with business users is largely untapped. According to Gartner, the worldwide market for business intelligence software was $14.0 billion in 2013 and is projected to grow to $19.8 billion in 2018. However, we believe the majority of our market opportunity with business users exists with use cases for which a viable solution has not been historically available.

Our Growth Strategy

•	Maintain Our Technology Leadership. We will continue to invest in building the Software Analytics category. We plan to continue to improve our existing products as well as develop new products.

•

Deepen Existing Customer Relationships. We have observed that our accounts typically make an initial purchase for a specific and immediate need and then subsequently expand to additional users or applications. We make it simple for potential and existing accounts to try new applications.

•

Grow Our Base of Small and Large Customers. We plan to grow our base of paid business accounts from smaller businesses by continuing our marketing and sales programs, partnerships, and grassroots adoption. We also plan to grow our base of paid business accounts from larger businesses through our direct sales organization.

•	Expand Our Footprint. We currently offer and plan to continue offering free versions of our products so customers continue to spread our footprint rapidly and globally.

•

Expand Our Platform and Ecosystem. We intend to expand our offering of APIs and SDKs that allows partners to easily integrate with other applications and services as well as combine our application performance and event data with information from other sources.

•	Expand Our International Footprint. We are increasingly investing in our international operations and intend to invest in further expanding our footprint in international markets.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a history of losses and we expect our revenue growth rate to decline, and as our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability;

•	we have a limited operating history;

•	if we are not able to manage our growth and expansion, or if our business does not grow as we expect, our operating results may suffer;

•	our quarterly results may fluctuate, and our stock price and the value of your investment could decline substantially;

•	our business depends on our customers purchasing additional subscriptions and products from us and renewing their subscriptions;

•	if we are not able to develop enhancements to our products, increase adoption and usage of our products, and introduce new products that achieve market acceptance, our business could be harmed;

•	if customers do not expand their use of our products beyond the current predominant use cases, our ability to grow our business and operating results may be adversely affected; and

•

upon the closing of this offering, our directors, officers, and principal stockholders will beneficially own in the aggregate approximately     % of our outstanding voting stock and will be able to exert significant control over matters subject to stockholder approval.

Corporate Information

We were formed in Delaware in September 2007 as New Relic Software, LLC. We converted from a Delaware limited liability company to a Delaware corporation and changed our name to New Relic, Inc. in February 2008. Our principal executive offices are located at 188 Spear Street, Suite 1200, San Francisco, California 94105, and our telephone number is (650) 777-7600. Our website address is www.newrelic.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“New Relic,” the New Relic logo, and other trademarks or service marks of New Relic appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option offered by us	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million (or approximately $         million if the underwriters’ over-allotment option is exercised in full), based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, thereby enabling access to the public equity markets by our employees and stockholders, obtain additional capital, and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. See “Use of Proceeds.”

Concentration of ownership

Upon the closing of this offering, our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock.

Proposed trading symbol	“NERD”

The number of shares of common stock that will be outstanding after this offering is based on 37,159,942 shares outstanding as of March 31, 2014, and excludes:

•	the issuance and conversion of 3,456,140 shares of our Series F convertible preferred stock issued after March 31, 2014 into the same number of shares of common stock;

•	6,922,987 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, with a weighted-average exercise price of $4.86 per share;

•	2,030,100 shares of common stock issuable upon the exercise of stock options granted after March 31, 2014, with a weighted-average exercise price of $17.09 per share;

•	28,000 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2014, with an exercise price of $0.50 per share;

•	40,000 shares of common stock subject to vesting of a restricted stock award granted after March 31, 2014;

•

                 shares of our common stock to be reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan (which (i) includes 297,949 shares of common stock as of March 31, 2014 reserved for future grants under our 2008 Equity Incentive Plan, or 2008 Plan, which shares will be added to the shares reserved for future issuance under our 2014 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2008 Plan at that time and (ii) excludes an increase to the reserve of 2,000,000 shares of common stock after March 31, 2014), which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

                 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or 2014 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and which contains provisions that automatically increase its share reserve each year.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 21,357,203 shares of common stock immediately upon the closing of this offering;

•

the conversion of an outstanding warrant to purchase 28,000 shares of our convertible preferred stock as of March 31, 2014 into a warrant to purchase the same number of shares of common stock upon the closing of this offering;

•

no exercise of outstanding options or warrants after March 31, 2014, except for the net exercise of an outstanding warrant for an aggregate of                      shares of common stock assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur in connection with the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data. We have derived the consolidated statements of operations data for the fiscal years ended March 31, 2012, 2013, and 2014 and the consolidated balance sheet data as of March 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future. The following summary of consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended March 31,
	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$11,663	$29,664	$63,174
Cost of revenue(1)	1,904	5,078	10,780

Gross profit	9,759	24,586	52,394
Operating expenses:
Research and development(1)	4,300	8,565	16,496
Sales and marketing(1)	10,748	28,365	58,156
General and administrative(1)	2,180	10,053	17,178

Total operating expenses	17,228	46,983	91,830

Loss from operations	(7,469)	(22,397)	(39,436)
Other income (expense):
Interest income	2	9	16
Interest expense	(10)	(48)	(64)
Other expense, net	(65)	(105)	(741)

Net loss	$(7,542)	$(22,541)	$(40,225)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.51)	$(1.49)	$(2.58)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	14,683	15,096	15,596

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$1.07

Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)			36,974

(1)	Includes stock-based compensation expense as follows:

	Year Ended March 31,
	2012	2013	2014
	(in thousands)
Cost of revenue	$11	$212	$159
Research and development	126	1,620	1,425
Sales and marketing	143	2,060	1,373
General and administrative	323	4,794	3,263

Total stock-based compensation expense	$603	$8,686	$6,220

(2)

See note 12 of the notes to our consolidated financial statements for a description of how we compute net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data(4):
Cash and cash equivalents	$19,453	$19,453	$
Working capital	8,026	8,026
Total assets	55,208	55,208
Deferred revenue	10,359	10,359
Convertible preferred stock warrant liability	830	—
Convertible preferred stock	95,917	—
Total stockholders’ (deficit) equity	(64,665)	32,082

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 21,357,203 shares of common stock which conversion will occur immediately upon the closing of this offering, as if such conversion had occurred on March 31, 2014, and (ii) the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of                      shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and (iii) the net exercise of an outstanding warrant into an aggregate of                      shares of common stock upon the closing of this offering.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	Does not reflect net proceeds of $97.3 million received from the sale of 3,456,140 shares of our Series F convertible preferred stock in April 2014.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of losses and we expect our revenue growth rate to decline. As our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred net losses in each fiscal period since our inception, including net losses of $7.5 million, $22.5 million, and $40.2 million in the fiscal years ended March 31, 2012, 2013, and 2014, respectively. We had an accumulated deficit of $81.5 million at March 31, 2014. We expect to continue to expend substantial financial and other resources on, among other things:

•	investments in our research and development team, and the development of new products, features, and functionality;

•	sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers;

•	expansion of our operations and infrastructure, both domestically and internationally;

•	hiring of additional employees; and

•	general administration, including legal, accounting, and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. We also expect that our revenue growth rate will decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and to achieve and sustain profitability. If we fail to achieve and sustain profitability, our operating results and business would be harmed.

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

We were founded in 2007 and launched our first commercial product in 2008. This limited operating history limits our ability to forecast our future operating results and subjects us to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market adoption of our existing and future products, competition from other companies, acquiring and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new products, determining prices for our products, unforeseen expenses, and challenges in forecasting accuracy. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results and our business could suffer.

We have experienced rapid growth in recent periods and expect our growth to continue. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We have experienced rapid growth in our customer base and have expanded and intend to continue to significantly expand our operations. For example, our employee headcount has increased from 187 employees as of March 31, 2013 to 435 as of March 31, 2014, and we expect our headcount to continue to grow significantly. Our number of paid business accounts increased from 5,768 to 9,117 over the same period. This rapid growth has placed, and will continue to place, significant demands on our management and our operational, financial infrastructure, and company culture.

To manage this growth effectively, we must continue to improve our operational, financial, and management systems and controls by, among other things:

•	effectively attracting, training, and integrating a large number of new employees, particularly members of our management and sales teams;

•	further improving our key business systems, processes, and information technology infrastructure, including our data center, to support our business needs;

•	enhancing our information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our customers; and

•	improving our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results.

If we fail to manage our expansion, implement and transition to our new systems, or if we fail to implement improvements or maintain effective internal controls and procedures, our costs and expenses may increase more than we plan and we may lose the ability to expand our customer base, enhance our existing solutions, develop new solutions, satisfy our customers, respond to competitive pressures, or otherwise execute our business plan. If we are unable to manage our growth, our operating results likely will be harmed.

Our quarterly results may fluctuate, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate widely as a result of the risks and uncertainties described in this prospectus, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially.

We believe that quarter-to-quarter comparisons of our revenue, operating results, and cash flows may not be meaningful and should not be relied upon as an indication of future performance. If our revenue or operating results fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance we may provide, the price of our common stock could decline.

Our business depends on our customers purchasing additional subscriptions and products from us and renewing their subscriptions. Any decline in our customer expansions and renewals would harm our future operating results.

Our future success depends in part on our ability to sell more subscriptions and additional products to our current customers. If our customers do not purchase additional subscriptions and products from us, our revenue may decline and our operating results may be harmed.

In addition, in order for us to maintain or improve our operating results, it is important that our customers enter into paid subscriptions and renew their subscriptions when the contract term expires. The large majority of our customers start their accounts on a free trial and have no obligation to begin a paid subscription. Our customers that enter into paid subscriptions have no obligation to renew their subscriptions after the expiration of their subscription period, which is typically one month to one year. In addition, our customers may renew for lower subscription amounts or for shorter contract lengths. Some of our customers have elected not to renew their agreements with us and we cannot accurately predict future net expansion rates. Moreover, many of our customers with annual subscriptions have the right to cancel their agreements with three-months’ notice prior to the expiration of the subscription term.

Our customer expansions and renewals may decline or fluctuate as a result of a number of factors, including: customer usage, customer satisfaction with our products and customer support, our prices, the prices of competing products, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels generally. These factors may also increase as our customer base grows to encompass larger enterprises.

If we are not able to develop enhancements to our products, increase adoption and usage of our products, and introduce new products that achieve market acceptance, our business could be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products. The success of any enhancement or new products depends on several factors, including timely completion, adequate quality testing, introduction, and market acceptance. Any new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet customer requirements, increase adoption and usage of our products, or develop new products, our business and operating results will be harmed.

If customers do not expand their use of our products beyond the current predominant use cases, our ability to grow our business and operating results may be adversely affected.

Most of our customers currently use our products to support application performance management functions, and the majority of our revenue to date has been from our application performance management products. Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our software to additional use cases, such as business analytics and customer usage analytics. If we fail to achieve market acceptance of our software, or if a competitor establishes a more widely adopted solution, our ability to grow our business and financial results will be adversely affected. In addition, as the amount of data stored for a given customer grows, that customer may have to agree to higher subscription fees for our software or limit the amount of data stored in order to stay within the limits of its existing subscription. If their fees grow significantly, customers may react adversely to this pricing model, particularly if they perceive that the value of our software has become eclipsed by such fees or otherwise.

We have limited experience with respect to determining the optimal prices for our products.

We expect that we may need to change our pricing model from time to time. As new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we target selling our products to larger organizations, these larger organizations may demand substantial price concessions. As a result, in the future we may be required to reduce our prices, which could adversely affect our business.

Because users are able to configure our platform to collect and store personal information of their employees and end-users, privacy concerns could result in additional cost and liability to us or inhibit sales of our products.

Our operations involve protection of our intellectual property, along with the storage and transmission and processing of our customers’ proprietary data, including some personally identifiable information, and security breaches, computer malware, and computer hacking attacks could expose us to a risk of loss of this information, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to customers or other business partners in an effort to maintain business relationships after a breach and other liabilities.

Cyber attacks and other malicious Internet-based activity continue to increase generally. If our security measures are perceived as weak or actually compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our customers may curtail or stop using our products, our reputation could be damaged, our business may be harmed, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers’ data.

If we are not able to detect and indicate activity on our platform that might be nefarious in nature, our customers could suffer harm. In such cases, we could face exposure, particularly if the customer suffered actual harm.

We cannot assure you that any limitations of liability provisions in our contracts for a security lapse or breach would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including expansion rates, financial condition, operating results, and reputation.

Changes in privacy laws, regulations, and standards may cause our business to suffer.

Personal privacy and data security have become significant issues in the United States, Europe, and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy and the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in this area. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the Data Protection Directive, or the Directive, established in the European Union and data protection legislation of the individual member states subject to the Directive. The Directive may be replaced in time with the pending European General Data Protection Regulation which may impose additional obligations and risk upon our business. In many jurisdictions, enforcement actions and consequences for noncompliance are also rising. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS. Further, to the extent we accept and handle credit card numbers, we may be subject to various aspects of the PCI DSS. In the event we fail to be compliant with the PCI DSS, fines and other penalties could result. Further, our customers may require us to comply with more stringent privacy and data security requirements. Because the interpretation and application of many privacy and data protection laws along with mandatory industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business may be harmed.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs, requirements, or preferences, our products may become less competitive.

The software industry is subject to rapid technological change, evolving industry standards, and practices, and changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that are able to deliver competitive products and applications at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact our ability to compete.

Our platform must also integrate with a variety of network, hardware, mobile, and software platforms, and technologies, and we need to continuously modify and enhance our products to adapt to changes and innovation in these technologies. If developers widely adopt new software platforms, we would have to develop new versions of our products to work with those new platforms. This development effort may require significant engineering, marketing, and sales resources, all of which would affect our business and operating results. Any failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

Failure to effectively expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including Internet and other online advertising. For example, in the fiscal year ended March 31, 2014, sales and marketing expenses represented 92% of our revenue. The effectiveness of our online advertising has varied over time and may vary in the future due to competition. Moreover, we have historically sold most of our products to small and mid-sized businesses and we have relatively little experience selling our products to larger organizations. We are expanding our marketing and sales capabilities to target larger organizations but there is no guarantee that we will be successful attracting and maintaining these larger organizations as customers. All of these efforts will require us to invest significant financial and other resources. If we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to increase our customer base and achieve broader market acceptance of our products could be harmed.

We are dependent upon lead generation strategies to drive our sales and revenue, including free trials of our products. If these marketing strategies fail to continue to generate sales opportunities, our ability to grow our revenue will be adversely affected.

We are dependent upon lead generation strategies, including our marketing strategy of offering free trials of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the trial version to the paid version of our products. To the extent that users do not become, or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for application performance monitoring is rapidly evolving, significantly fragmented, and highly competitive, with relatively low barriers to entry in some segments. Our competitors fall into four primary categories:

•	diversified technology companies such as HP, IBM, Microsoft, and Oracle;

•	large enterprise software and services companies such as BMC Software, CA, Inc., Compuware, Riverbed Technology, and SAP;

•	software performance providers such as AppDynamics, OpTier, and Splunk; and

•	companies offering analytics products competing with our New Relic Insights product, including Google and Webtrends.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, and significantly greater resources than we do, and have the operating flexibility to bundle competing products and services with other software offerings at little or no perceived incremental cost, including offering them at a lower price as part of a larger sale. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices or with greater depth than our products. Our current and potential competitors may develop and market new technologies with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive.

With the introduction of new technologies, the evolution of our products and new market entrants, we expect competition to intensify in the future. Moreover, as we expand the scope of our platform, we may face additional competition. Additionally, some potential customers, particularly large enterprises, may elect to develop their own internal products. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our operating results will be negatively affected. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

Because we recognize revenue from our subscriptions over the subscription term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize revenue from customers ratably over the terms of their subscriptions. A portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our products at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products simultaneously, denial of service attacks, or other security related incidents. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products becomes more complex and our user traffic increases. If our products are unavailable or if our users are unable to access our products within a reasonable amount of time or at all, our business would be negatively affected. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

In addition, we currently serve our customers from a third-party data center hosting facility located in Chicago, Illinois. The continuous availability of our products depends on the operations of those facilities, on a variety of network service providers, on third-party vendors, and on our own site operations staff. We depend on our third-party facility provider’s ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to a facility, we could experience lengthy interruptions in our products as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, which, to date, have not been tested in an actual crisis, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability, and cause us to issue credits or cause customers not to renew their subscriptions, any of which could harm our business.

Defects or disruptions in our products could diminish demand for our products, harm our financial results, and subject us to liability.

Our customers use our products for important aspects of their businesses, and any errors, defects, or disruptions to our products or other performance problems with our products could hurt our brand and reputation and may damage our customers’ businesses. We provide regular product updates, which frequently contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities, and bugs in our products after they have been released and new errors in our existing products may be detected in the future. Real or perceived errors, failures, or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our products, loss of competitive position, delay of payment to us, lower renewal rates, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for the any losses that may result from claims arising from defects or disruptions in our products. As a result, we could lose future sales and our reputation and our brand could be harmed.

Our ongoing and planned investments in data center hosting facilities are expensive and complex, may result in a negative impact on our cash flows, and may negatively impact our financial results.

We have made and will continue to make substantial investments in new equipment to support growth at our data center hosting facility, provide enhanced levels of products to our customers, and reduce future costs of subscription revenue. In addition, we may need to add additional data centers or similar resources to support our growth. Ongoing or future improvements to our cloud infrastructure may be more expensive than we anticipate, and may not yield the expected savings in operating costs or the expected performance benefits. We may not be able to maintain or achieve cost savings from our investments, which could harm our financial results.

We may need to change our current operations infrastructure in order for us to achieve profitability and scale our operations efficiently, which makes our future prospects even more difficult to evaluate. For example, in order to grow sales to commercial and enterprise customers in a financially sustainable manner, we may need to further customize our offering and modify our go-to-market strategy to reduce our operating and customer acquisition costs. If we fail to implement these changes on a timely basis or are unable to implement them effectively, our business may suffer.

Because our long-term growth strategy involves further expansion of our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. We have limited operating experience in international markets, and we cannot assure you that our expansion efforts into international markets will be successful. Our international expansion efforts may not be successful in creating further demand for our products outside of the United States or in effectively selling our products in the international markets we enter. Our current international operations and future initiatives will involve a variety of risks, including:

•	changes in a specific country’s or region’s political or economic conditions;

•	unexpected changes in regulatory requirements, taxes, or trade laws;

•	regional data security and privacy laws and regulations and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

•

differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•

challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

•	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	limitations on our ability to repatriate earnings;

•	laws and business practices favoring local competitors, or general preferences for local vendors;

•	limited or insufficient intellectual property protection;

•

exposure to liabilities under anti-corruption, export controls and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash or create other collection difficulties.

Our limited experience operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business and operating results will suffer.

If we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, sales, services, and general administrative functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Chief Executive Officer, Lewis Cirne; our President and Chief Operating Officer, Chris Cook; and our Chief Revenue Officer, Hilarie Koplow-McAdam; or the failure by our executive team to effectively work with our employees and lead our company could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our products.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area and the Portland area, where our headquarters and the majority of our research and development personnel are located, respectively, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, or experiences significant volatility, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

If we fail to enhance our brand, or to do so in a cost-effective manner, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that our development of the New Relic brand is critical to achieving widespread awareness of our existing and future Software Analytics solutions, and, as a result, is important to attracting new customers and maintaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, including our ability to do so in a cost-effective manner, and on our ability to provide reliable and useful products at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that our corporate culture has been a critical component to our success. We have invested substantial time and resources in building our team. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our corporate objectives.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent, copyright, trademark, trade secret, and other intellectual property development activity in our industry. Our success depends in part on not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. For example, we are currently party to a suit brought against us by CA, Inc. that alleges, among other things, that we have infringed on certain patents held by CA, Inc. See “Business—Legal Proceedings.” In the future, we may receive claims that our products and underlying technology infringe or violate the claimant’s intellectual property rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. We expect that the occurrence of infringement claims is likely to grow as the market for Software Analytics products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to protect our proprietary technology and our brand. We rely on a combination of trademarks, trade secret laws, patent, copyrights, service marks, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. As of March 31, 2014, we only had one pending patent application and no issued patents. Despite the pending patent application, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

We use open source software in our products and expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works, or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license, or require us to devote additional research and development resources to change our platform, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue our products or incur additional costs. We cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with our policies.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscriptions or face contract terminations, which could adversely affect our revenue.

Some of our customer agreements provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our products, we may be contractually obligated to provide these customers with service credits or refunds for prepaid amounts related to unused subscriptions, or we could face contract terminations. Our revenue could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could adversely affect our reputation, revenue, and operating results.

If the market for our technology delivery model and SaaS develops more slowly than we expect, our growth may slow or stall, and our operating results would be harmed.

The market for SaaS business software is less mature than traditional on-premise software applications, and the adoption rate of SaaS business software may be slower among subscribers in industries with heightened data security interests or business practices requiring highly-customizable application software. Our success will depend to a substantial extent on the widespread adoption of SaaS business software in general, but we do not know whether the trend of adoption of SaaS solutions will continue in the future. In particular, many organizations have invested substantial personnel and financial resources to integrate legacy software into their businesses over time, and some have been reluctant or unwilling to migrate to SaaS. It is difficult to predict customer adoption rates and demand for our products, the future growth rate and size of the SaaS business software market or the entry of competitive applications. The expansion of the SaaS business software market depends on a number of factors, including the cost, performance, and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. If SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand for SaaS business software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending, it would result in decreased revenue and our business would be adversely affected.

Our future performance depends in part on support from third-party software developers.

We provide software that enables third-party software developers to build plugins that integrate with our products. We operate a community website for sharing these third-party plugins. This presents certain risks to our business, including:

•	third-party developers may not continue developing or supporting the plugins that they share on our community website;

•

we cannot provide any assurance that these plugins meet the same quality standards that we apply to our own development efforts, and, to the extent they contain bugs, defects, or security risks, they may create disruptions in our customers’ use of our software or negatively affect our brand;

•

we do not currently provide support for plugins developed by third-party software developers, and users may be left without support and potentially cease using our products if the third-party software developers do not provide support for these plugins; and

•	these third-party software developers may not possess the appropriate intellectual property rights to develop and share their plugins.

Many of these risks are not within our control to prevent, and our brand may be damaged if these plugins do not perform to our customers’ satisfaction and that dissatisfaction is attributed to us.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs. If additional capital is not available, we may have to delay, reduce, or cease operations.

We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, including the need to develop new products or enhance our existing products, enhance our operating infrastructure, possible acquisitions of complementary businesses and technologies, a decline in the level of subscriptions for our products, or unforeseen circumstances. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business and to respond to business challenges could be significantly limited, and our business, operating results, financial condition, and prospects could be harmed.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

Unanticipated changes in our effective tax rate could harm our future results.

We are subject to income taxes in the United States and Ireland, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. Further, each jurisdiction has different rules and regulations governing sales and use, value added, and similar taxes, and these rules and regulations are subject to varying interpretations that change over time. Certain jurisdictions in which we did not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our products, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not the acquisitions are completed. We may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer.

We face exposure to foreign currency exchange rate fluctuations.

We may in the future conduct transactions in currencies other than the U.S. dollar or the functional operating currency of the transactional entities. While we have historically transacted with customers and vendors in U.S. dollars, we have transacted in foreign currencies for subscriptions and may transact with customers in foreign currencies in the future. In addition, any international subsidiaries will maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results due to transactional and translational remeasurement that is reflected in our earnings. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Weakened global economic conditions may harm our industry, business, and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the information technology industry may harm us. The United States and other key international economies have been impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty with respect to the economy. The revenue growth and potential profitability of our business depends on demand for software applications and products generally, and application performance monitoring specifically. In addition, our revenue is dependent on the number of users of our products. Historically, during economic downturns there have been reductions in spending on information technology systems as well as pressure for extended billing terms and other financial concessions, which would limit our ability to grow our business and negatively affect our operating results. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our products, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions, or affect renewal rates, all of which could harm our operating results.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. We rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted products, and sales activities. The west coast of the United States contains active earthquake zones. Although we maintain crisis management and disaster response plans, in the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of                             , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to implement and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to the Exchange Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls, and documenting the results of our evaluation, testing, and remediation. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm, when required, is unable to attest to management’s report on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

As a public company, we will be required to disclose material changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable.

Our stock price may be volatile or may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	any major change in our board of directors or management;

•	sales of shares of our common stock by us or our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the market for technology stocks and the stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, financial condition, and cash flows.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding                  shares of our common stock, based on the number of shares outstanding as of March 31, 2014. This includes the shares to be sold in this offering, which may be resold in the public market immediately. The remaining                  shares are currently restricted as a result of market stand-off agreements restricting their sale for 180 days after the date of this prospectus. In addition, substantially all of these shares are also subject to lock-up agreements with the underwriters. Morgan Stanley & Co. LLC may, in its sole discretion, permit our officers, directors, employees, and current security holders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Additionally, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans, as well as shares issuable upon vesting of restricted stock awards, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

After this offering, the holders of an aggregate of 21,357,203 shares of our common stock as of March 31, 2014 will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off or lock-up agreements.

Upon the closing of this offering, our directors, officers, and principal stockholders will beneficially own in the aggregate approximately         % of our outstanding voting stock and will be able to exert significant control over matters subject to stockholder approval.

Upon the closing of this offering, our directors, officers, greater than 5% stockholders, and their respective affiliates will beneficially own in the aggregate approximately             % of our outstanding voting stock, including             % held by our founder, Chief Executive Officer, and director, Lewis Cirne. Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least seventy-five percent (75%) of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock may be prohibited or limited by the terms of any future debt financing arrangements. Any return to stockholders will therefore be limited to the increase, if any, of our stock price, which may never occur.

As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of March 31, 2014, after giving effect to the issuance of          shares of our common stock in this offering. See “Dilution.” Furthermore, investors purchasing shares of our common stock in this offering will only own approximately         % of our outstanding shares of common stock after this offering even though the new investors’ aggregate investment will represent         % of the total consideration received by us in connection with all initial sales of shares of our capital stock outstanding as of March 31, 2014, after giving effect to the issuance of          shares of our common stock in this offering. To the extent outstanding options or warrants to purchase our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our revenue, cost of revenue, gross profit, or gross margin, operating expenses, ability to generate positive cash flow, and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to attract and retain customers to use our products, and to optimize the pricing for our products;

•	the evolution of technology affecting our products and markets;

•	our ability to innovate and provide a superior user experience;

•	our ability to successfully expand in our existing markets and into new markets, including international markets;

•	the attraction and retention of qualified employees and key personnel;

•	worldwide economic conditions and their impact on spending;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by Gartner, Inc., International Data Corporation, and Evans Data Corp., or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, estimates as they relate to projections involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Evans Data, Global Developer Population and Demographic Study, 2013.

•	Gartner, Gartner Market Statistics, Forecast: Enterprise Software Markets, Worldwide, 2011-2018, 1Q14 Update, March 2014.

•	Gartner, Outsourcing Trends 2013: Growing IT Impact on the Business Drives New Sourcing Decisions, April 23, 2014.

•	IDC, Worldwide Smartphone 2014–2018 Forecast and Analysis, Doc #247140, March 2014.

•	IDC, Worldwide and U.S. Tablet Plus 2-in-1 2014–2018 Forecast, Doc #247350, March 2014.

•	IDC, Worldwide PC 2013–2017 Forecast Update: 2013 Year-End Review, Doc #246547, February 2014.

•	IDC, Worldwide Blackbook Version 4 2006-2017, Doc #246614, February 2014.

The Gartner Reports described herein, or the Gartner Reports, represent data, research opinion, or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $             million, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, thereby enabling access to the public equity markets by our employees and stockholders, obtain additional capital, and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, operating results, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014 on:

•	an actual basis;

•

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 21,357,203 shares of common stock, which conversion will occur immediately upon the closing of this offering, as if such conversion had occurred on March 31, 2014, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments and the sale of             shares of common stock by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and (ii) the net exercise of an outstanding warrant into an aggregate of             shares of common stock upon the closing of this offering.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents(2)	$19,453	$19,453	$

Convertible preferred stock warrant liability	$830	$—		$—
Convertible preferred stock, $0.001 par value: 22,322,731 shares authorized, 21,357,203 shares issued and outstanding, actual; no shares issued and outstanding, pro forma, and pro forma as adjusted(2)	95,917	—		—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma, and pro forma as adjusted	—	—		—
Common stock, $0.001 par value; 49,000,000 shares authorized, 16,062,739 shares issued and 15,802,739 shares outstanding, actual; shares authorized, 37,419,942 shares issued and 37,159,942 outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted	16	37
Treasury stock – at cost (260,000 shares)	(263)	(263)
Additional paid-in capital(2)	17,033	113,759
Accumulated deficit	(81,451)	(81,451)

Total stockholders’ (deficit) equity(2)	(64,665)	32,082

Total capitalization(2)	$32,082	$32,082	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional

paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

(2)	Does not reflect net proceeds of $97.3 million from the sale of 3,456,140 shares of our Series F convertible preferred stock in April 2014.

The number of shares of common stock that will be outstanding after this offering is based on 37,159,942 shares outstanding as of March 31, 2014, and excludes:

•	the issuance and conversion of 3,456,140 shares of our Series F convertible preferred stock issued after March 31, 2014 into the same number of shares of common stock;

•	6,922,987 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, with a weighted-average exercise price of $4.86 per share;

•	2,030,100 shares of common stock issuable upon the exercise of stock options granted after March 31, 2014, with a weighted-average exercise price of $17.09 per share;

•	28,000 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2014, with an exercise price of $0.50 per share;

•	40,000 shares of common stock subject to vesting of a restricted stock award granted after March 31, 2014;

•

                shares of our common stock to be reserved for future issuance under our 2014 Plan (which (i) includes 297,949 shares of common stock as of March 31, 2014 reserved for future grants under our 2008 Plan, which shares will be added to the shares reserved for future issuance under our 2014 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2008 Plan at that time and (ii) excludes an increase to the reserve of 2,000,000 shares of common stock after March 31, 2014), which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

                shares of common stock reserved for issuance under our 2014 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and which contains provisions that automatically increase its share reserve each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of March 31, 2014 was $                , or $         per share. Our pro forma net tangible book value as of March 31, 2014 was $                , or $         per share, based on the total number of shares of our common stock outstanding as of March 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2014 into an aggregate of 21,357,203 shares of common stock, which conversion will occur immediately upon the closing of the offering.

After giving effect to (i) the sale of             shares of common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the net exercise of an outstanding warrant into an aggregate of              shares of common stock upon the closing of this offering, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2014	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options or warrants are exercised, new investors would experience further dilution. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table presents, as of March 31, 2014, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the total consideration paid by new investors and total consideration paid by all stockholders would increase by approximately $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $             per share. Following such exercise, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

The number of shares of common stock that will be outstanding after this offering is based on 37,159,942 shares outstanding as of March 31, 2014, and excludes:

•	the issuance and conversion of 3,456,140 shares of our Series F convertible preferred stock issued after March 31, 2014 into the same number of shares of common stock;

•	6,922,987 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, with a weighted-average exercise price of $4.86 per share;

•	2,030,100 shares of common stock issuable upon the exercise of stock options granted after March 31, 2014, with a weighted-average exercise price of $17.09 per share;

•	28,000 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2014, with an exercise price of $0.50 per share;

•	40,000 shares of common stock subject to vesting of a restricted stock award granted after March 31, 2014;

•

                shares of our common stock to be reserved for future issuance under our 2014 Plan (which (i) includes 297,949 shares of common stock as of March 31, 2014 reserved for future grants under our 2008 Plan, which shares will be added to the shares reserved for future issuance under our 2014 Plan upon effectiveness of that plan if the shares are not issued or subject to outstanding grants under the 2008 Plan at that time and (ii) excludes an increase to the reserve of 2,000,000 shares of common stock after March 31, 2014), which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

                shares of common stock reserved for issuance under our 2014 ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and which contains provisions that automatically increase its share reserve each year.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statements of operations data for the fiscal years ended March 31, 2012, 2013, and 2014 and the consolidated balance sheet data as of March 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Year Ended March 31,
	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$11,663	$29,664	$63,174
Cost of revenue(1)	1,904	5,078	10,780

Gross profit	9,759	24,586	52,394
Operating expenses:
Research and development(1)	4,300	8,565	16,496
Sales and marketing(1)	10,748	28,365	58,156
General and administrative(1)	2,180	10,053	17,178

Total operating expenses	17,228	46,983	91,830

Loss from operations	(7,469)	(22,397)	(39,436)
Other income (expense):
Interest income	2	9	16
Interest expense	(10)	(48)	(64)
Other expense, net	(65)	(105)	(741)

Net loss	$(7,542)	$(22,541)	$(40,225)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.51)	$(1.49)	$(2.58)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	14,683	15,096	15,596

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)			$1.07

Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)			36,974

(1)	Includes stock-based compensation expense as follows:

	Year Ended March 31,
	2012	2013	2014
	(in thousands)
Cost of revenue	$11	$212	$159
Research and development	126	1,620	1,425
Sales and marketing	143	2,060	1,373
General and administrative	323	4,794	3,263

Total stock-based compensation expense	$603	$8,686	$6,220

(2)

See note 12 of the notes to our consolidated financial statements for a description of how we compute net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of March 31,
	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$57,099	$19,453
Working capital	51,116	8,026
Total assets	76,907	55,208
Deferred revenue	4,970	10,359
Convertible preferred stock warrant liability	112	830
Total liabilities	12,229	23,956
Convertible preferred stock	95,917	95,917
Total stockholders’ deficit	(31,239)	(64,665)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on March 31.

Overview

We are building a new category of enterprise software we call Software Analytics. Our cloud-based suite of products enables organizations to collect, store, and analyze massive amounts of software data in real time. We design all our products to be highly intuitive and frictionless; they are easy to deploy, and customers can rapidly, often within minutes, realize benefits and results. With our products, technology users can quickly find and fix performance problems as well as predict and prevent future issues. Business users such as product managers can get answers to how their new product launch is being received, or how a pricing change impacted customer retention, without waiting for help from IT. Software developers can build better applications faster, as they can see how their software will perform and is actually performing for end-users. As of March 31, 2014, we analyzed over 200 billion data points daily across more than 3 million application instances and monitored user experiences on millions of website domains and over 500 million mobile devices. As of March 31, 2014, we had over 200,000 users. We define a user as an email address associated with an account that has deployed our software code, called agents, and from which we receive data from at least one application. As of March 31, 2014, we had 9,117 paid business accounts.

Since our formation in 2007, we have invested in building an integrated platform that enables organizations to collect, store and analyze massive amounts of data from their software in real time. We launched our first product offering, New Relic APM (Application Performance Management) for Ruby, in 2008. Since then, we broadened our product offerings to support a wide variety of programming languages and frameworks, with Java in 2009, PHP and .NET in 2010, and Python in 2011. In 2011, we released New Relic Servers to provide server monitoring for the cloud and data centers and New Relic Browser to provide user monitoring and browser experience reporting through all infrastructure layers from the browser to the server. In 2013, we released New Relic Mobile to support mobile by providing native mobile application performance management for the iOS and Android mobile operating systems. We also launched support for Node.js, a programming language, and New Relic Platform to enable third parties to integrate with our platform. In March 2014, we launched New Relic Insights to leverage big data analytics.

We sell our products primarily through direct sales and marketing channels utilizing a wide range of online and offline sales and marketing activities. The majority of our users visit our website, create an account and deploy our software. Upon deployment, all users experience our full-featured products with a 14-day or 30-day free trial, enabling them to realize the benefits of our products, after which they have the option to purchase one or more of our subscription plans. During and after the trial period, our direct sales team engages with the user to convert the user into a paid business account. Many users initially subscribe to one of our products to address a particular use case and broaden the usage of our products as they become more familiar with our products. Most of our customers to date have been small to medium-sized organizations, and many of our customers to date have made purchasing decisions without interacting with our sales or other personnel. For larger organizations, our sales team focuses on leveraging users in existing accounts to broaden our footprint across the organization.

We offer access to our suite of products under subscription plans that also include service and support. We offer a variety of pricing plans based on the particular product purchased by an account, based on the number of servers used, number of applications monitored or number of mobile devices monitored. Our plans typically have terms of one year, although some of our customers commit for shorter periods. We recognize revenue from subscription fees ratably over the service period. Most of our customers pay us on a monthly basis. As a result, our deferred revenue at any given period of time has historically been relatively low. As we begin to sell more to larger organizations, we expect to invoice more of our customers on a less frequent basis, and therefore, we expect our deferred revenue to increase over time. However, due to our mix of subscription plans and billing frequencies, we do not believe that changes in our deferred revenue in a given period are directly correlated with our revenue growth.

We have grown rapidly in recent periods, with revenues for the fiscal years ended March 31, 2012, 2013, and 2014 of $11.7 million, $29.7 million, and $63.2 million, respectively, representing year-over-year growth of 154% from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013, and 113% from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014. We have continued to make significant expenditures and investments, including in personnel-related costs, sales and marketing, infrastructure and operations, and have incurred net losses in each period since our inception, including net losses of $7.5 million, $22.5 million, and $40.2 million in the fiscal years ended March 31, 2012, 2013, and 2014, respectively. Our accumulated deficit as of March 31, 2014 was $81.5 million.

Our employee headcount has increased from 187 employees as of March 31, 2013 to 435 as of March 31, 2014, and our number of paid business accounts from 5,768 to 9,117 over the same period, and we plan to continue to aggressively invest in the growth of our business to take advantage of our market opportunity. We intend to continue to increase our investment in sales and marketing, as we further expand our sales teams, increase our marketing activities, and grow our international operations, particularly as we increase our focus on selling our products to larger organizations. Internationally, we currently offer our products in EMEA, or Europe, Middle East, and Africa, and APAC, or Asia-Pacific, as determined based on the billing address of our customers, and our revenue from those regions constituted 17% and 7%, respectively, of our revenue for the fiscal year ended March 31, 2014, and 15% and 8%, respectively, of our revenue for the fiscal year ended March 31, 2013. We believe there is further opportunity to increase our international revenue overall and as a proportion of our revenue, and we are increasingly investing in our international operations and intend to invest in further expanding our footprint in international markets. To support the growth of our customer base, we also intend to increase our investment in our support organization and infrastructure. In addition, we plan to continue to invest in our research and development organization to enhance and further develop our products. While these areas represent significant opportunities for us, we also face significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. Due to our continuing investments to grow our business, in advance of and in preparation for, our expected increase in sales and expansion of our paid business accounts, we are continuing to incur expenses in the near term from which we may not realize any long-term benefit. In addition, any investments that we make in sales and marketing or other areas will occur in advance of our experiencing any benefits from such investments, so it may be difficult for us to determine if we are efficiently allocating our resources in these areas. As a result, we have never achieved profitability and we do not expect to be profitable for the foreseeable future.

Further, our reported revenue, operating results, and cash flows for a given period may not be indicative of future results due to our limited operating history and fluctuations in the number of new employees, the rate of our expansion, the timing of expenses we incur to grow our business and operations, levels of competition, and market demand for our products.

Factors Affecting Our Performance

Market Adoption of Our Products. We are defining a new category of software, which we refer to as Software Analytics. Our success is dependent on the market adoption of this emerging and unproven category of software, which may not yet be well understood by the market. For the foreseeable future, we expect that our revenue growth will be primarily driven by the pace of adoption and penetration of our products and we will incur significant expenses associated with educating the market about the benefits of our products.

Increasing the Number of Paid Business Accounts. Our future growth is dependent on our ability to increase the number of accounts that pay us to use our products. All users experience our products with a free trial after which they have the option to purchase one or more of our subscription plans. We believe that we have a significant competitive advantage as our users experience the ease of installation and the full set of features that our products delivers during the free trial period.

Retention and Expansion within Paid Business Accounts. A key factor in our success is the retention and expansion of our subscription agreements with our existing customers. In order for us to continue to grow our business, it is important to generate additional revenue from our existing customers, and we do this in several ways. As we improve our existing products and introduce new products, we believe that the demand for our products will generally grow. We also believe that there is a significant opportunity for us to increase the number of subscriptions we sell to our current customers as they become more familiar with our products and adopt our products to address additional business use cases.

Investment in Sales and Marketing. We expect to continue to invest aggressively in sales and marketing to drive additional revenue. In particular, we intend to focus our investment more heavily toward larger organizations, whereas to date, we have focused our sales and marketing efforts primarily on small to medium-sized organizations. Any investments that we make in sales and marketing will occur in advance of our experiencing any benefits from such investments, so it may be difficult for us to determine if we are efficiently allocating our resources in these areas. In addition, we expect our sales cycle to be longer and less predictable with respect to larger customers. We also intend to increase our sales and marketing investment in international markets, such as Europe, and those markets may take longer and be more costly to develop than the U.S. market.

Key Operating Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Number of Paid Business Accounts. We believe that our ability to increase our number of paid business accounts is one indicator of our market penetration, the growth of our business and our potential future prospects. We define the number of paid business accounts at the end of any particular period as the number of accounts at the end of the period as identified by a unique account identifier for which we have recognized revenue on the last day of the period indicated. A single organization or customer may have multiple paid business accounts for separate divisions, segments, or subsidiaries. Each of these is treated as a separate paid business account. The following table summarizes the number of paid business accounts at each quarter end:

	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Paid Business Accounts	3,180	3,847	4,777	5,768	6,634	7,552	8,437	9,117

Dollar-Based Net Expansion Rate. Our ability to generate revenue is dependent on our ability to maintain and grow our relationships with our existing customers. We track our performance in this area by measuring our dollar-based net expansion rate. Our net expansion rate increases when customers increase their use of our products, use additional products, or upgrade to a higher subscription tier. Our net expansion rate is reduced when customers decrease their use of our products, use fewer products, or downgrade to a lower subscription tier.

Our dollar-based net expansion rate compares our recurring subscription revenue from customers from one period to the next. We measure our net expansion rate on a monthly basis because many of our customers change their subscriptions more frequently than quarterly or annually. To calculate our annually dollar-based net expansion rate, we first establish the base period monthly recurring revenue from all our customers at the end of a month. This represents the revenue we would contractually expect to receive from those customers over the following month, without any increase or reduction in any of their subscriptions. We then (i) calculate the actual monthly recurring revenue from those same customers at the end of that following month; then (ii) divide that following month’s recurring revenue by the base month’s recurring revenue to arrive at our monthly net expansion rate; then (iii) calculate a quarterly net expansion rate by compounding the net expansion rates of the three months in the quarter; and then (iv) calculate our annualized net expansion rate by compounding our quarterly net expansion rate over an annual period.

The following table summarizes our annualized dollar-based net expansion rate for each quarter:

	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Dollar-Based Net Expansion Rate	139.2%	133.6%	137.3%	120.0%	133.5%	119.5%	129.3%	115.5%

The quarterly fluctuations in our dollar-based net expansion rate noted in the table above are primarily driven by transactions within a particular quarter in which certain paid business accounts from larger subscription customers either significantly upgrade or significantly downgrade their subscriptions and by increased sales in particular quarters due to sales and marketing campaigns in a particular quarter. In addition, we believe that the composition of our customer base also has an impact on the net expansion rate, such that a relative increase in the number of paid business accounts from larger enterprises versus small to medium-sized organizations will tend to increase our quarterly net expansion rate and a relative increase in the number or paid business accounts from small to medium-sized organizations versus larger enterprises will tend to decrease the quarterly net expansion rate, as smaller businesses tend to cancel subscriptions more frequently than larger enterprises.

Key Components of Results of Operations

Revenue

We offer access to our products under subscription plans that include service and support for one or more of our products. For our paying customers, we offer a variety of pricing plans based on the particular product purchased by an account, based on the number of servers used, number of applications monitored or number of mobile devices monitored. Our plans typically have terms of one year, although some of our customers commit for shorter periods. We invoice most of our customers on a monthly basis. As a result, our deferred revenue has historically been relatively low. As we begin to sell more to larger organizations, we expect to invoice more of our customers on a less frequent basis, and therefore, we expect our deferred revenue to increase over time.

Cost of Revenue

Cost of revenue consists of expenses relating to data center operations, hosting-related costs, payment processing fees, depreciation and amortization, consulting costs and salaries and benefits of operations and global customer support personnel. Salaries and benefits costs associated with our operations and global customer support personnel consist of salaries, benefits, bonuses, and stock-based compensation. We plan to continue increasing the capacity, capability, and reliability of our infrastructure to support the growth of our customer base and the number of products we offer.

Gross Profit and Margin

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin has been, and will continue to be affected by, a number of factors, including the timing and extent of our investments in our operations and global customer support personnel, hosting-related costs, and the amortization of capitalized software. We expect that our gross margin will decline modestly over the long term, although we expect our gross margin to fluctuate from period to period as a result of these factors.

Operating Expenses

Personnel costs, which consist of salaries, benefits, bonuses, stock-based compensation and, with regard to sales and marketing expenses, sales commissions, are the most significant component of our operating expenses. We also incur other non-personnel costs such as an allocation of our general overhead expenses.

Research and Development. Research and development expenses consist primarily of personnel costs and an allocation of our general overhead expenses. We continue to focus our research and development efforts on adding new features and products, and increasing the functionality and enhancing the ease of use of our existing products. We capitalize the portion of our software development costs that meet the criteria for capitalization.

We plan to continue to hire employees for our engineering, product management and design teams to support our research and development efforts. As a result, we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future. However, we expect our research and development expenses to decrease modestly as a percentage of our revenue over the long term, although our research and development expenses may fluctuate from period to period depending on fluctuations in our revenue and the timing and extent of our research and development expenses.

Sales and Marketing. Sales and marketing expenses consist of personnel costs for our sales, marketing and business development employees and executives. Commissions are expensed in the period when a customer contract is executed. Sales and marketing expenses also include the costs of our marketing and brand awareness programs.

We plan to continue investing in sales and marketing globally by increasing the number of our sales personnel, expanding our domestic and international marketing activities, building brand awareness and sponsoring additional marketing events. We expect our sales and marketing expenses to continue to increase in absolute dollars and continue to be our largest operating expense category for the foreseeable future. However, we expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our sales and marketing expenses may fluctuate from period to period depending on fluctuations in our revenue and the timing and extent of our sales and marketing expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, information technology, finance and accounting employees and executives. Also included are non-personnel costs, such as legal and other professional fees.

We plan to continue to expand our business both domestically and internationally, and we expect to increase the size of our general and administrative function to support the growth of our business. We also expect that we will incur additional general and administrative expenses as a result of being a publicly traded company. As a result, we expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future. However, we expect our general and administrative expenses to decrease modestly as a percentage of our revenue over the long term, although our general and administrative expense may fluctuate from period to period depending on fluctuations in our revenue and the timing and extent of our general and administrative expenses, such as litigation costs.

Other Income (Expense), Net

Other income (expense), net consists primarily of the re-valuation of our convertible preferred stock warrant liability, interest income, interest expense, foreign exchange gains and losses.

Results of Operations

The following tables summarize our consolidated statements of operations data for the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended March 31,
	2012	2013	2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$11,663	$29,664	$63,174
Cost of revenue(1)	1,904	5,078	10,780

Gross profit	9,759	24,586	52,394
Operating expenses:
Research and development(1)	4,300	8,565	16,496
Sales and marketing(1)	10,748	28,365	58,156
General and administrative(1)	2,180	10,053	17,178

Total operating expenses	17,228	46,983	91,830

Loss from operations	(7,469)	(22,397)	(39,436)
Other income (expense):
Interest income	2	9	16
Interest expense	(10)	(48)	(64)
Other expense, net	(65)	(105)	(741)

Net loss	$(7,542)	$(22,541)	$(40,225)

(1)	Includes stock-based compensation expense as follows:

	Year Ended March 31,
	2012	2013	2014
	(in thousands)
Cost of revenue	$11	$212	$159
Research and development	126	1,620	1,425
Sales and marketing	143	2,060	1,373
General and administrative	323	4,794	3,263

Total stock-based compensation expense	$603	$8,686	$6,220

	Year Ended March 31,
	2012	2013	2014
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%
Cost of revenue	16	17	17

Gross profit	84	83	83

Operating expenses:
Research and development	37	29	26
Sales and marketing	92	96	92
General and administrative	19	34	27

Total operating expenses	148	158	145

Loss from operations	(64)	(76)	(62)

Other income (expense):
Interest income	—	—	—
Interest expense	—	—	—
Other expense, net	(1)	—	(1)

Net loss	(65%)	(76%)	(63%)

Comparison of Fiscal Years Ended March 31, 2013 and 2014

Revenue

	Year Ended March 31,		Change
	2013	2014	Amount	%
United States	$21,269	$43,903	$22,634	106%
EMEA	4,572	10,824	6,252	137
APAC	2,261	4,574	2,313	102
Other	1,562	3,873	2,311	148

Total revenue	$29,664	$63,174	$33,510	113%

Revenue increased $33.5 million, or 113%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase was a result of an increase in the number of paid business accounts, which increased from 5,768 at March 31, 2013 to 9,117 at March 31, 2014, and an increase in product adoption for existing paid business accounts. Our revenue from EMEA increased $6.3 million, or 137%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013 and our revenue from APAC increased $2.3 million, or 102%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013 as a result of an increase in the number of paid business accounts and an increase in product adoption for existing paid business accounts located in these geographic regions.

Cost of Revenue

	Year Ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Cost of revenue	$5,078	$10,780	$5,702	112%

Cost of revenue increased $5.7 million, or 112%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase was primarily a result of an increase in personnel-related costs and hosting-related costs necessary to support our growth, as well as an increase in payment processing costs due to the increase in revenue. Hosting-related costs, payment processing fees, and amortization expense increased by $2.7 million, and personnel-related costs increased by $2.8 million, driven by higher headcount.

Research and Development

	Year Ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Research and development	$8,565	$16,496	$7,931	93%

Research and development expenses increased $7.9 million, or 93%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase was primarily a result of an increase of $5.8 million in personnel-related costs, driven by higher headcount, a $1.1 million increase in spending on outside services, and $0.7 million increase in rent expense. The remaining increase was due to travel expenses and other miscellaneous expenses.

Sales and Marketing

	Year Ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Sales and marketing	$28,365	$58,156	$29,791	105%

Sales and marketing expenses increased $29.8 million, or 105%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase was primarily a result of an increase of personnel-related costs of $12.8 million, driven by higher headcount, an increase of sales commissions due to revenue growth, an increase of $12.4 million in advertising and marketing programs, and an increase of $2.6 million in office rent expense. The remaining increase was due to an increase in consultant fees of $0.5 million, an increase in travel expenses of $0.5 million, and other miscellaneous expenses.

General and Administrative

	Year Ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
General and administrative	$10,053	$17,178	$7,125	71%

General and administrative expenses increased $7.1 million, or 71%, in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase in general and administrative expenses was primarily a result of an increase of $5.5 million in legal fees, due to ongoing litigation, and accounting fees. In addition, personnel-related costs, excluding stock-based compensation expense resulting from transactions with existing investors, increased by $2.3 million, driven primarily by an increase in headcount. Increase in personnel-related costs was offset by a $1.5 million decrease in stock-based compensation expense due to a third-party tender offer and certain stock transactions in the fiscal year ended March 31, 2013. The remaining increase was due to an increase in rent expense of $0.6 million due to new facilities and an increase in insurance fees and other miscellaneous expenses.

Other Income (Expense), Net

	Year Ended March 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Other income (expense), net	$(144)	$(789)	$(645)	448%

Other expense increased $0.6 million in the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. The increase was primarily a result of an increase in the fair value of our convertible preferred stock warrants.

Comparison of Fiscal Years Ended March 31, 2012 and 2013

Revenue

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Revenue	$11,663	$29,664	$18,001	154%

Revenue increased $18.0 million, or 154%, in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. This increase was primarily a result of an increase in the number of paid business accounts, which increased from 2,604 at March 31, 2012 to 5,768 at March 31, 2013, as well as our release of new products in the fiscal year ended March 31, 2013.

Cost of Revenue

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Cost of revenue	$1,904	$5,078	$3,174	167%

Cost of revenue increased $3.2 million, or 167%, in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. The increase was primarily a result of an increase in personnel- and hosting-related costs necessary to support our growth. Personnel-related costs increased by $1.5 million, driven by higher headcount, and hosting-related costs increased by $1.0 million, primarily due to our increase in computing and network capacity to support the growth of our customer base. The remaining increase was primarily attributable to an increase in travel, recruiting, consultant fees, and other miscellaneous expenses.

Research and Development

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Research and development	$4,300	$8,565	$4,265	99%

Research and development expenses increased $4.3 million, or 99%, in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. The increase was primarily a result of an increase of $3.3 million in personnel-related costs, driven by higher headcount. The remainder of the increase was primarily attributable to an increase in rent expense, travel, recruiting, consulting and other miscellaneous expenses.

Sales and Marketing

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Sales and marketing	$10,748	$28,365	$17,617	164%

Sales and marketing expenses increased $17.6 million, or 164%, in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. The increase was primarily a result of an increase in personnel-related costs of $9.2 million, driven by an increase in headcount, and an increase in commission expenses, along with a $7.5 million increase in marketing programs and a $0.5 million increase in recruiting and travel expenses. The remainder of the increase was primarily attributable to an increase in facilities expenses and other miscellaneous expenses.

General and Administrative

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
General and administrative	$2,180	$10,053	$7,873	361%

General and administrative expenses increased $7.9 million, or 361%, in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. The increase was primarily a result of an increase of $6.5 million in personnel-related costs, driven primarily by an increase in stock-based compensation expense and, to a lesser extent, by higher headcount. The remainder of the increase was primarily attributable to an increase in consulting and professional fees of $0.7 million, as well as an increase in travel, facilities, insurance, and other miscellaneous expenses to support our growth.

Other Income (Expense), Net

	Year Ended March 31,		Change
	2012	2013	Amount	%
	(dollars in thousands)
Other income (expense), net	$(73)	$(144)	$(71)	97%

Other expense, net increased $0.1 million in the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. The increase was primarily a result of a $0.1 million lease abandonment charge.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended March 31, 2014, as well as the percentage that each line item represents of our revenue for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments of a normal, recurring nature that are necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full fiscal year or any future period.

	Three Months Ended
	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$5,133	$6,649	$8,052	$9,830	$11,858	$14,288	$17,185	$19,843
Cost of revenue(1)	866	1,103	1,263	1,846	2,058	2,409	2,935	3,378

Gross profit	4,267	5,546	6,789	7,984	9,800	11,879	14,250	16,465

Operating expenses:
Research and development(1)	1,456	1,281	1,793	4,035	3,133	4,601	4,478	4,284
Sales and marketing(1)	4,685	5,448	7,178	11,054	12,038	12,969	17,084	16,065
General and administrative(1)	967	1,256	1,561	6,269	2,606	4,555	4,396	5,621

Total operating expenses	7,108	7,985	10,532	21,358	17,777	22,125	25,958	25,970

Loss from operations	(2,841)	(2,439)	(3,743)	(13,374)	(7,977)	(10,246)	(11,708)	(9,505)
Other income (expense):
Interest income	1	1	1	6	5	5	3	3
Interest expense	(2)	(15)	(16)	(15)	(18)	(16)	(15)	(15)
Other expense, net	(3)	(11)	(12)	(79)	(190)	(132)	(181)	(238)

Net loss	$(2,845)	$(2,464)	$(3,770)	$(13,462)	$(8,180)	$(10,389)	$(11,901)	$(9,755)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(in thousands)
Cost of revenue	$4	$5	$11	$192	$27	$31	$43	$58
Research and development	44	64	92	1,420	98	890	206	231
Sales and marketing	54	65	100	1,841	178	212	609	374
General and administrative	172	233	242	4,147	229	1,775	426	833

Total stock-based compensation expense	274	367	445	7,600	532	2,908	1,284	1,496

	Three Months Ended
	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	17	17	16	19	17	17	17	17

Gross profit	83	83	84	81	83	83	83	83

Operating expenses:
Research and development	28	19	22	41	26	32	26	22
Sales and marketing	91	82	89	112	102	91	99	81
General and administrative	19	19	19	64	22	32	26	28

Total operating expenses	138	120	131	217	150	155	151	131

Loss from operations	(55)	(37)	(47)	(136)	(67)	(72)	(68)	(48)

Other income (expense):
Interest income	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—
Other expense, net	—	—	—	(1)	(2)	(1)	(1)	(1)

Net loss	(55%)	(37%)	(47%)	(137%)	(69%)	(73%)	(69%)	(49%)

Quarterly Revenue Trends

Our quarterly revenue increased in each period presented due to increased sales to new customers, as well as increasing sales to existing customers. We cannot assure you that this trend will continue, and we believe that we may experience seasonality in our business in the future.

Quarterly Gross Margin Trends

Our gross margin has remained relatively consistent over all periods presented, with the fluctuations primarily due to the timing and extent of our investments in our operations and global customer support personnel, hosting-related costs.

Quarterly Expense Trends

Research and development, sales and marketing, and general and administrative expenses generally increased sequentially over the periods as we increased our headcount to support continued investment in our products. The increase in personnel costs was related to increases in headcount, along with higher stock-based compensation expense. Expenses for the three months ended March 31, 2013 and the three months ended September 30, 2013 were unusually higher due to a tender offer that we conducted and secondary sales of common stock, which increased stock-based compensation expense. The decrease in sales and marketing expenses from the three months ended December 31, 2013 to the three months ended March 31, 2014 was primarily due to a non-recurring expense on a conference organized by us and secondary sales of common stock. We incurred nonrecurring expenses of $7.3 million and $2.2 million in the three months ended March 31, 2013 and the three months ended September 30, 2013, respectively, in connection with this tender offer and these secondary sales.

Liquidity and Capital Resources

	Year Ended March 31,
	2012	2013	2014
	(in thousands)
Cash used in operating activities	$(5,133)	$(7,200)	$(20,713)
Cash used in investing activities	(2,132)	(13,171)	(17,227)
Cash provided by financing activities	15,028	60,022	294

Net increase (decrease) in cash and cash equivalents	$7,763	$39,651	$(37,646)

To date, we have financed our operations primarily through private sales of equity securities. From our inception through March 31, 2014, we have completed several rounds of equity financing through the sale of shares of our Series A through Series E convertible preferred stock for total cash proceeds to us of $96.0 million. In April 2014, we completed the sale of shares of our Series F convertible preferred stock for total cash proceeds to us of $97.3 million. We believe that our existing cash and cash equivalents balance, together with the proceeds of this offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced products, and the continued market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash Used in Operating Activities

During the fiscal year ended March 31, 2014, operating activities used $20.7 million in cash as a result of a net loss of $40.2 million, adjusted by non-cash charges of $11.7 million and a net increase of $7.8 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $5.4 million increase in deferred revenue as a result of increased sales of subscriptions, a $2.3 million increase in accounts payable due to increased expenditures, a $2.1 million increase in accrued compensation and benefits and other liabilities due to increased headcount, and a $1.9 million increase in deferred rent due to new office leases. This net increase in our net operating assets and liabilities was partially offset by a $3.0 million increase in accounts receivable due to increased sales of subscriptions and a $0.8 million increase in prepaid expenses and other assets.

During the fiscal year ended March 31, 2013, operating activities used $7.2 million in cash as a result of a net loss of $22.5 million, adjusted by non-cash charges of $10.7 million and a net increase of $4.6 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $2.8 million increase in deferred revenue as a result of increased sales of subscriptions, a $2.0 million increase in deferred rent due to new office leases, a $1.2 million increase in accrued compensation and benefits and other liabilities due to increased headcount, and a $0.7 million increase in accounts payable due to increased expenditures. This net increase in our net operating assets and liabilities was partially offset by a $1.3 million increase in accounts receivable due to increased sales of subscriptions and a $0.8 million increase in prepaid expenses and other assets.

During the fiscal year ended March 31, 2012, operating activities used $5.1 million in cash as a result of a net loss of $7.5 million, adjusted by non-cash charges of $1.8 million and a net increase of $0.6 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $1.6 million increase in deferred revenue as a result of increased sales of subscriptions, a $0.3 million increase in accrued compensation and benefits and other liabilities due to increased headcount, and a $0.2 million increase in accounts payable due to increased expenditures. This net increase in our net operating assets and liabilities was partially offset by a $0.9 million increase in accounts receivable due to increased sales of subscriptions and a $0.7 million increase in prepaid expenses and other assets.

Cash Used in Investing Activities

Cash used in investing activities during the fiscal years ended March 31, 2012, 2013, and 2014 was $2.1 million, $13.2 million, and $17.2 million, respectively, primarily as a result of increases in capital expenditures to purchase property and equipment to support additional office space and site operations, increases in capitalization of software development costs, and increases to restricted cash in relation to new office space.

Cash Provided by Financing Activities

Cash provided by financing activities for the fiscal years ended March 31, 2012 and 2013 was $15.0 million and $60.0 million, respectively, and was primarily the result of proceeds from our sale of preferred stock, net of issuance costs. Cash provided by financing activities for the fiscal year ended March 31, 2014 was $0.3 million and was primarily the result of the net exercise of stock options.

Contractual Obligations and Commitments

Our principal contractual commitments primarily consist of obligations under leases for office space. As of March 31, 2014, the future non-cancelable minimum lease payments under these obligations, and our future non-cancelable minimum payments under our other contractual obligations, were as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(in thousands)
Operating lease obligations	$35,606	$5,573	$10,999	$11,367	$7,667
Other obligations	616	523	93	—	—

Total	$36,222	$6,096	$11,092	$11,367	$7,667

Subsequent to March 31, 2014, we entered into additional contractual obligations. Our total future non-cancelable minimum payments under these contractual obligations are $12.1 million over nine years.

Off-Balance Sheet Arrangements

As of March 31, 2013 and 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Qualitative and Quantitative Disclosure about Market Risk

Foreign Currency Exchange Risk

Our subscription agreements are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Interest Rate Risk

We had cash and cash equivalents of $57.1 million and $19.5 million as of March 31, 2013 and 2014, respectively, consisting of bank deposits and money market funds. These interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in our interest income have not been significant. We also had no outstanding debt for any of the periods presented. We have an agreement to maintain cash balances at a financial institution of no less than $5.6 million as collateral for two letters of credit in favor of our landlords. The letters of credit carry a fixed interest rate of 1%.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We generate revenue from subscription-based arrangements that allow our customers to access our products. Our sales agreements have contract terms typically for one year in length or less.

We recognize revenue when the following criteria are met: (i) there is persuasive evidence of an arrangement; (ii) subscriptions have been or are being provided to the customer; (iii) the amount of fee to be paid by the customer is fixed and determinable; and (iv) collection is reasonably assured.

We recognize subscription revenue on a straight-line basis over the contractual period. Amounts that have been invoiced and that are due are recorded in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Stock-Based Compensation Expense

We measure and recognize compensation expense related to stock-based transactions, including employee and non-employee director stock options, in our financial statements based on the fair value of the awards granted. We estimate the fair value of each option award on the grant date using the Black-Scholes option-pricing model and a single option award approach. We recognize stock-based compensation expense, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions we use in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each option group.

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Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We base the expected term assumption on our historical exercise behavior combined with estimates of the post-vesting holding period.

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Expected Volatility. We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as we do not have a trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We used the same set of peer group companies in all the relevant valuation estimates. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

Year Ended March 31,
	2012	2013	2014

Fair value of common stock	$1.01 – $2.98	$3.51 –$4.68	$6.54 –$18.83
Expected term (years)	5 – 10	5 – 6	5 – 6
Expected volatility	50 – 54%	50 – 53%	47 – 52%
Risk-free interest rate	0.77 – 2.56%	0.67 – 0.97%	0.74 –1.87%
Dividend yield	—	—	—

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

Prior to this offering, the fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation models were based on future expectations combined with management judgment. Members of our board of directors and management team have extensive business, financial, and investing experience. Because there had been no public market for our common stock, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital markets conditions.

In valuing our common stock, our board of directors determined the enterprise value, added net cash, and then allocated the equity value to each class of equity securities outstanding (preferred stock, common stock and options) initially using an option pricing method, or OPM. The board of directors determined the enterprise value of our business using the income approach and the market approach valuation methods.

The OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. The OPM uses the Black-Scholes option model to price the call option. Estimates of the volatility applied in the Black-Scholes option model were based on available information on the volatility of common stock of comparable, publicly traded companies. Additionally, we applied a discount for lack of marketability.

The income approach estimates the fair value of the enterprise based on the present value of our future estimated net cash flows and our residual value beyond the forecast period. The future net cash flows and residual value are discounted to their present value to reflect the risks inherent in us achieving these estimated net cash flows. The discount rate was based on a market-derived weighted average cost of capital.

In the market approach, we utilized the comparable company method which estimates the fair value based on a comparison of our size, growth, profitability and operating risks to comparable publicly-traded companies in a similar line of business. We selected other software public companies based on their similarity of business model, being primarily SaaS businesses. During the year, we expanded our peer group companies to include new publicly-traded companies and companies with similar growth profiles. From the comparable companies, we calculated business enterprise value, or BEV, to revenue multiples. In our valuations, we utilized the BEV multiples and applied it to the trailing 12 month’s revenues and to the forecasted next 12 month’s revenues. As some of the comparable companies were significantly larger and had different rates of revenue growth and profitability than us, we generally selected multiples that were near the median of these selected companies to account for our lower profitability and expected higher rates of revenue growth.

Beginning in September 2013, we utilized a combination of the OPM and the probability-weighted expected return method, or PWERM. Under the PWERM, the value of the common stock is estimated based on analysis of future values for the enterprise assuming various possible outcomes, such as timing as well as the rights of each share class. The future value was discounted to their present value using the discount rate applied in the income approach. Additionally, we applied a discount for lack of marketability.

In connection with the preparation of our financial statements for the fiscal year ended March 31, 2014, we estimated the fair value of our common stock for financial reporting purposes in light of our rapidly improving financial performance and prospects, our evolving belief that an initial public offering was increasingly viable and the generally improving conditions in the capital markets. As a result, we determined that, solely for financial reporting purposes, the fair value of our common stock was higher than the fair market values determined in good faith by our board of directors for each of the option grant dates from August 8, 2013 through February 5, 2014.

In some cases, we also considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Following this offering, valuation models, including the estimates and assumptions used in such models, will not be necessary to determine the fair value of our common stock, as shares of our common stock will be traded in the public market.

Between April 1, 2013 and the date of this prospectus, we granted stock options as follows:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share for Financial Reporting Purposes
April 11, 2013	455,400	$6.54	$6.54
August 8, 2013	352,470	6.93	9.37
October 3, 2013	606,750	7.99	10.52
December 11, 2013	1,281,300	11.29	13.77
February 5, 2014	150,500	15.97	18.83
May 15, 2014	1,485,000	16.93	16.93

In addition to the stock options granted, we also granted restricted stock awards to two directors for an aggregate of 100,000 shares of our common stock in August 2013 and 40,000 shares of common stock in May 2014, with a grant date fair value per share of $9.37 and $16.93, respectively, each of which vests over four years.

Based on the assumed initial public offering price per share of $         , the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 31, 2014 was $         million, with $         million related to vested stock options.

Warrants

Warrants to purchase shares of our convertible preferred stock are classified as a liability on our consolidated balance sheets at fair value. The fair value of the warrants is estimated using an option-valuation model at each reporting date. The change in fair value of the warrants is then recorded on our consolidated statements of operations as other expense. We use management judgment to estimate the fair value of these warrants, and these estimates could differ significantly in the future. We determined the fair value of the outstanding convertible preferred stock warrants utilizing an option-valuation model with the following assumptions as of March 31, 2012, 2013, and 2014:

	Year Ended March 31,
	2012	2013	2014
Remaining contractual term (in years)	6.4	5.4 – 9.3	4.4 – 8.4
Risk-free interest rate	1.4%	0.9 – 1.7%	1.5 – 2.5%
Volatility	58%	57%	50%
Dividend yield	—	—	—

The above assumptions are subjective and the fair value of these warrants may have differed significantly had we used different assumptions.

The fair value of the warrants was recorded as a warrant liability upon issuance. Changes in the fair value of the warrant liability are reflected in other expense, net. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering in which the shares underlying the warrants would convert from the related shares of convertible preferred stock into shares of common stock, the preferred stock warrant liability will be remeasured to fair value one final time, and any remaining liability will be reclassified to additional paid-in capital. We expect the fair value of the warrants to increase leading up to this offering, but we do not expect any future charges following the completion of this offering.

During the years ended March 31, 2012, 2013, and 2014, we recognized charges in the amount of $36,000, $23,000, and $0.7 million, respectively, from the remeasurement of the fair value of the warrants, which we recorded as other expense in our consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered to be more likely than not. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. We have considered our future anticipated market growth, historical and forecasted earnings, future taxable income and the mix of earnings in the jurisdictions in which we operate along with prudent, feasible and permissible tax planning strategies in determining the extent to which our deferred tax assets may be realizable. Projections inherently include a level of uncertainty that could result in lower or higher than expected future taxable income. When we determine that the deferred tax assets for which there is currently a valuation allowance would be realized in the future, the related valuation allowance will be reduced and a benefit to operations will be recorded. Conversely, if we were to make a determination that we will not be able to realize a portion of our net deferred tax assets in the future (using the “more likely than not” criteria), we would record an adjustment to our valuation allowance and a charge to operations in the period in which such determination is made.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We do not have any unrecognized tax benefits. If interest and penalties related to unrecognized tax benefits were incurred, such amounts would be included in our provision for income taxes.

Recent Accounting Pronouncements

In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. The adoption of this guidance did not impact our consolidated financial statements, as we did not have other comprehensive income for the periods presented.

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for us on April 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. We are currently assessing the impact of this new guidance.

LETTER FROM THE FOUNDER

I first discovered my passion for building software when my parents bought me my first computer for Christmas in 1982. I was twelve years old, but even then I knew what I wanted to do professionally for the rest of my life. I am and always will be a builder of software.

There are over 18 million developers out there like me, doing what they love, creating something out of nothing. Creating software. And that software is transforming every business of every size, in every industry. Software has eaten the world.

But those developers and their companies have a serious challenge: They need visibility into what their software is doing in real time. At a bare minimum, they need to see if the software is working. When software is slow or failing, people can’t book reservations, deposit checks, purchase items, communicate with peers, sign up for healthcare, or perform scientific research.

But beyond that, businesses want to know how their customers are using their software and who their customers are. eCommerce sites need to know who their big spenders are, and what differentiates their behavior from the tire kickers. SaaS companies need to know how many free trials are currently underway, and which of those prospects is using their product the most – a strong buying signal. And consumer Internet companies need to know how recent changes to the layout of the home page increase or decrease conversion rates.

Enter New Relic. We provide deep visibility into live software applications, measuring every transaction that runs on the mobile device, on the server or in the web browser. We do this at a massive scale, with a very simple, easy to use cloud service that is trusted by thousands of customers. We collect billions of metrics from millions of software processes, and more importantly we make sense of this mass of data. We help developers and business people make better decisions, fueled by real-time data extracted live from the heart of their business: their software.

It brings me immense joy to know that we build software that our customers not only use, but love. That is rare in the enterprise software business. People don’t usually rave about their analytics or monitoring software the way they do about their smartphones or their game consoles. But New Relic customers do. That gets me excited to come into work every day.

But what matters even more is that I’m blessed to work with wonderful people. Those who know me hear me say repeatedly that I love my Mondays, because I love what we do for our customers, and I love the people with whom I get to do my best and most challenging work.

Life is short. No great endeavor is worth undertaking unless you do so in partnership with people you love and respect, and who bring out the best of you. New Relic is not only a growing company; we are a company full of kind and decent people of high integrity and positive energy. This matters deeply to me, and is the primary reason why we continue to recruit and retain the best people, in the most important sense of the word.

Last summer, a good friend told me that he thinks that I am a builder of products, and that my most important product is the company, New Relic. I like that. Great companies aren’t simply assembled or manufactured any more than great products are designed by committee. Companies that truly make an impact focus on building and delivering products of immense value over the course of decades. We aspire to be one of the great software companies and I’m thrilled and honored to participate in the journey.

Sincerely,

Lew Cirne

Founder & CEO

BUSINESS

Our Mission

Software is becoming the lifeblood of almost every organization, large and small, around the world. Our mission is to empower organizations to build the best modern software possible and to improve their business intelligence using the data flowing through and about that software. This data contains massive amounts of information about customer behaviors, user experiences, and overall software performance. New Relic enables organizations to gain visibility into this software data to make better, faster, data-driven decisions.

Overview

We are building a new category of enterprise software we call Software Analytics. Our cloud-based suite of products enables organizations to collect, store, and analyze massive amounts of software data in real time. We design all our products to be highly intuitive and frictionless; they are easy to deploy, and customers can rapidly, often within minutes, realize benefits and results. With our products, technology users can quickly find and fix performance problems as well as predict and prevent future issues. Business users such as product managers can get answers to how their new product launch is being received, or how a pricing change impacted customer retention, without waiting for help from IT. Software developers can build better applications faster, as they can see how their software will perform and is actually performing for end-users. As of March 31, 2014, we analyzed over 200 billion data points daily across more than 3 million application instances and monitored user experiences on millions of website domains and over 500 million mobile devices. As of March 31, 2014, we had over 200,000 users. We define a user as an email address associated with an account that has deployed our software code, called agents, and from which we receive data from at least one application. As of March 31, 2014, we had 9,117 paid business accounts.

Software has become critical to businesses and consumers worldwide, from online retailing to social networking to customer relationship management. This software is found in applications and throughout the architectures on which those applications run: servers, websites, operating systems, mobile devices, and other IT assets. The use of this software generates huge volumes of data about how it is performing, the end-user experience, and the transactions flowing through it. Historically, organizations collected and analyzed only a small fraction of this data due to technology and business constraints, including high costs and limited benefits, except for specific use cases such as application performance management, clickstream analysis, and web traffic measurement. Legacy software products were typically customized, expensive, required training, and were thus limited to business-critical applications within large organizations. As a result, the vast majority of software data has been underutilized.

Several fundamental technology and business trends are enabling Software Analytics today. As software has become increasingly critical, it contains more of the data that organizations need to make key decisions. As cloud computing and software-as-a-service replace on-premise architectures, more data is being generated and analyzed. Software developers are rapidly increasing in stature and influence within organizations, and able to shape IT trends such as cloud adoption. New technologies have been developed to enable greater storage and faster analysis of massive quantities of unstructured and structured data with speed and flexibility.

In light of these trends, we saw the opportunity for Software Analytics to empower technology and business users to make use of this underutilized software data. We provide developers with our software code, called agents, to add to their applications and infrastructure quickly and easily. These intelligent agents can collect vast amounts of data, as defined by the user, and send it to our cloud-based, big data database. Our database collects and organizes our users’ data for analysis through a simple dashboard interface that users can easily configure to monitor their key metrics and quickly make queries using simple phrases. Our intuitive and frictionless product design results in users being able to quickly receive analysis of their data. With this visibility, developers can significantly improve the quality of their software, and business and technology users can get real-time insights into their data.

Our Software Analytics solution is comprised of an integrated suite of products, a big data database, and an open platform. All of our products have a simple user interface, and require minimal training or integration. Our products for technology users focus on software performance management and monitoring and consist of New Relic APM, New Relic Servers, New Relic Mobile, and New Relic Browser. New Relic Insights provides big data analytics to both business and technology users that enable them to easily extract actionable information from the massive quantities of unstructured and structured data flowing through their software. New Relic Platform offers a plugin architecture including application programming interfaces, or APIs, and software development kits, or SDKs, for customers and partners to embed and extend our solution into their products. Today, there are nearly 100 publicly-available New Relic Platform plugins to extend our functionality to other applications and infrastructures including Amazon Web Services, Microsoft Azure, MongoDB, and Oracle mySQL.

Our go-to-market strategy combines grassroots user adoption with both low-touch and high-touch sales approaches. Our products are easy to download and use, which has allowed us to build a large base of users and smaller organizations without an enterprise sales organization. Over time, users within larger organizations began to grow our footprint within their companies, as they often purchase our products for a specific use case and subsequently expand their use of our products. We are building a direct enterprise sales and support operation in order to better market to and support larger organizations, which represent a growing portion of our revenue.

We have achieved rapid customer adoption, high customer retention, and significant growth since our founding. For our fiscal years ended March 31, 2012, 2013, and 2014, our revenue was $11.7 million, $29.7 million, and $63.2 million, respectively, representing year-over-year growth of 154% from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013, and 113% from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014. We had net losses of $7.5 million, $22.5 million, and $40.2 million for our fiscal years ended March 31, 2012, 2013, and 2014, respectively.

Industry Background

Importance of Software for Businesses and Consumers

Software has become a central element of business and consumer life, representing a growing proportion of economic activity worldwide. Businesses of all types rely upon their software applications to interact with their customers, employees, and partners to increase revenue and improve operational efficiency. Businesses and consumers use software on a variety of devices in more of their day-to-day activities. According to IDC, in 2013 businesses spent approximately $392 billion globally on packaged software, which was the fastest-growing portion of overall IT spending. In addition, new channels are emerging for business and consumer software including cloud-based app stores from many vendors including Apple, Google, and others which enable instant application purchases and downloads. Historical barriers to entry for software development and adoption have been removed resulting in a dramatic increase in the number of software applications available. Users increasingly expect their software to be fast and reliable, and they can quickly replace the applications they use if they are unsatisfied with their experience.

Advent of Cloud Architectures and SaaS

This increasing penetration of software into the lives of businesses and consumers has been enabled by the advent of cloud architectures and SaaS. Historically, legacy on-premise architectures required companies to purchase and maintain the complete IT stack including storage, servers, networking, and applications. In contrast, cloud architectures enable companies to subscribe for and access computing resources as needed. This has provided a wide range of economic and technology benefits including applications that are easier to deploy, maintain, use, and integrate. As a result, businesses and consumers now use software more broadly and deeply than they could with legacy on-premise architectures.

Explosion of Mobility

The greatly increased functionality of smartphones and tablets, and the ubiquity of high-bandwidth Internet access, have led to an explosion in mobile devices and mobile applications. According to IDC, more than 1.3 billion smartphones, tablets, and laptops were shipped worldwide in 2013. These devices and the applications they run need to be supported by completely new software architectures that are fundamentally different and separate from legacy, on-premise IT architectures. As business and consumer mobile users increasingly expect their applications to run well, not only do existing applications need to run better on mobile devices, but a new category of native mobile-first applications has arisen specifically to work best on mobile devices. This mobility has both increased pressures on software performance and greatly expanded the variety, velocity, and volume of data available for analysis.

Growing Importance of Developers

The increasing ubiquity of software has led to greater importance and roles for the developers who build and maintain that software. According to Evans Data, a global research firm, there were over 18 million software developers worldwide in 2013 and there were expected to be over 26 million by 2019. These developers are increasingly able to create and influence major technology trends such as adoption of cloud architectures, open source, and new programming languages and frameworks to improve the time-to-market and performance of their applications. While in the past corporate IT departments have dictated the technologies which developers could use, developers are increasingly able to work with the technologies they prefer. In addition, a growing proportion of software is being built by outside developers who are not constrained by legacy corporate IT practices. Their use of emerging technologies, such as new programming languages including Ruby, Python, Node.js, and PHP, has accelerated the increasing complexity of the IT landscape.

Emergence of Big Data Technologies for Unstructured and Structured Data

Historically, companies have relied on on-premise databases from vendors such as Oracle, IBM, and Microsoft to analyze their business data. These technologies require collecting and indexing data, storing it in a highly structured format in rows or columns, and programming customized queries to generate reports from the data. These are useful to generate periodic reports from applications such as enterprise resource planning, or ERP, or customer relationship management, or CRM, applications which produce transactional data. According to Gartner, the volume of enterprise information is growing at an incredible rate, but approximately 80% of this information is unstructured. Over the past few years, a wide variety of technologies have been introduced to greatly increase the ability to collect and analyze the rapidly growing variety, velocity, and volume of data. These technologies and their impact on expanding the ability to collect and analyze data are commonly referred to as big data. Today, an increasing number of companies are investing in technology and personnel to gain a competitive advantage using big data to enable real-time, data-driven decisions.

New Complexities for Technology Users, Business Users, and Software Developers

The landscape of software and data worldwide is rapidly changing. Business and consumer applications are running on both cloud and legacy architectures and are built with a multitude of programming languages. This in turn has created significant challenges and complexities for technology users, business users, and software developers who oversee the performance, availability, and overall health of software applications and the related infrastructure deployed to enable those applications. As software applications such as consumer-facing websites and mobile applications have become the foundation of many businesses, the success or failure of those businesses is increasingly determined by the availability, accessibility, response time, and quality of the user experience of their software applications. Increasing global competition require organizations to have better business intelligence and visibility from the software data about their business operations.

Our Solution

We have developed our Software Analytics suite of products, big data database, and open platform to help technology and business users make real-time, data-driven decisions to improve business and IT performance. In addition, developers can build better software, build it faster, and keep it running optimally for end-user experiences. Our solution collects, stores, and analyzes vast quantities of unstructured and structured data flowing through and about our users’ software.

We currently offer an integrated suite of six products that we continue to enhance and expand:

•	New Relic APM: Application performance management

•	New Relic Servers: Server monitoring for cloud and data centers

•	New Relic Platform: Platform that extends our functionality into other applications

•	New Relic Mobile: Mobile application performance management

•	New Relic Browser: End-user experience monitoring and performance monitoring

•	New Relic Insights: Real-time big data analytics for business managers

This suite of products uses a common infrastructure to enable customers to:

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Collect. Our intelligent agents are software code that developers easily deploy into their applications and related IT infrastructure, including physical and virtual servers, browsers, and mobile devices. These agents configure automatically to their particular IT environment and collect and send event and performance data securely to our proprietary cloud database. Our agents typically send this information once a minute, and are designed to cause minimal latency on the application.

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Store. Data collected from our agents is stored in our highly secure and scalable cloud-based, big data database. Our database has been crafted so that our customers do not need to build or maintain their own big data solution for Software Analytics. We optimized this database to store unstructured and structured data as well as handle the analytics and queries that we believe are important to drive decision making. Customers can easily define which data they want to collect and store for analysis.

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Analyze. Our simple and intuitive user interface consists of a dashboard of graphical charts for key performance indicators, which are easily configurable and enable deep drill-down and root cause analysis. Our New Relic Insights product also includes a field for queries utilizing the New Relic Query Language, or NRQL, similar to the commonly used Structured Query Language, or SQL. Users can type a simple query into the NRQL field and receive the answer in a range of visual and graphical formats.

Key Elements of Our Solution

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Built on Cloud Architecture. We designed our products based on a cloud architecture and a SaaS delivery model. We are able to provide frequent updates to our software enabling us to continuously improve it to reflect technology developments. This delivers a wide range of technology and financial benefits over on-premise architectures.

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Flexibility to Manage Cloud, Hybrid, and On-Premise Architectures. In addition to modern cloud architectures, our SaaS solution can also manage hybrid cloud and heterogeneous architectures, including on-premise software. Users are able to rapidly deploy our agents globally across their IT environment.

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Built for Modern Software. We support a broad range of software development languages and frameworks from the widely used Java and ..NET, to more recent and emerging languages such as Ruby, PHP, Python, and Node.js, as well as mobile operating systems including iOS and Android. Our agents are easily embedded into applications built using all of these languages, without the need for customized coding.

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Mobile Enabled. We provide a native mobile version of our Software Analytics products with nearly all functionality accessible and usable through mobile devices. Our products are designed to anticipate and handle the complexity of mobile architectures, such as mobile carrier performance and user location.

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Big Data Database and Analytics. Our proprietary, cloud-based database leverages modern big data technologies, including in-memory storage and distributed clustering techniques, which enable collection and storage of billions of events and metrics each day. Our database structure allows customers to easily build dashboards or make queries to deliver real-time insights.

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Easy and Intuitive. We design our products to be simple, intuitive, and user-friendly. Users are able to learn, deploy, and begin using our products with minimal or no training, often within a few minutes. This is important for developers who do not need to do extra coding or configuration to use our products. It is also important for business and IT users who can leverage our products to augment their existing knowledge of applications and infrastructure.

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Low Total Cost of Ownership. We price our products on a monthly subscription basis, with flexible pricing plans so each customer is only paying for the products and usage they are consuming. Our customers do not need to invest in additional hardware, infrastructure, or services to utilize our products.

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Integrated Suite. Our suite currently consists of six products that are integrated, share a common design and user interface, and access the same cloud-based database structure. Users can move seamlessly among different analytic categories and use cases for their software data. Users are able to easily add additional products to extend their ability to obtain insights from their same or new portions of their software data.

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Extensible Platform. We provide APIs and SDKs for customers, partners, and developers to easily build applications which integrate with and embed our product functionality into other applications. There are nearly 100 plugins developed internally or by third parties making it even easier to embed our products into specific use cases including Amazon Web Services, Microsoft Azure, MongoDB, and

Oracle mySQL. This enables our users to tailor our products to specific use cases and industries beyond the programming languages, frameworks, and operating systems that we support.

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Enterprise Scalability and Security. Our products are designed to be scalable and secure. We collect and store over 200 billion data points per day. By default, our software data transmissions are encrypted in transit and stored in our secure tier 3 SSAE-16 certified data center. We also perform an annual SOC-2 type 2 audit. In addition, our management tools provide administrators with highly granular security controls including user provisioning, access, and privileges.

Benefits of Our Solution

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Technology Users. Technology users can easily deploy our products across their IT architectures to monitor overall health and performance. They can more rapidly identify problems, isolate root causes, and address problems. Our analytics tools also enable them to predict and prevent future issues.

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Business Users. Business users can use our products to obtain deep real-time analytics about their business. They are able to access and analyze far more unstructured software data than traditional on-premise analytics solutions that rely upon structured data from transactional applications. Business users are also able to easily configure their graphical dashboards of key performance indicators, or quickly make queries using NRQL, without needing to wait for a data scientist to design a new report or program a new query.

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Software Developers. Software developers can use our products for a broad range of traditional and emerging development languages and frameworks. With our products, they can better monitor software performance to continuously improve it as well as fix and prevent problems. Developers can build better software, build it faster, and keep it running optimally for end-user experiences.

Limitations of Existing Solutions

A number of legacy and emerging companies provide products to collect and analyze software data for business and technology managers. However, these suffer from a range of limitations including:

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Difficult and Time-Consuming. Existing solutions typically require developers and technology and business users to undergo upfront and ongoing user training to learn. The solutions are often customized and provisioned over the course of several months through the central IT function. Any changes to the collection, storage, or analysis of data needs to go through the IT group or specialized data scientists.

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High Total Cost of Ownership. The majority of existing products has been deployed on-premise, requiring substantial upfront investments in IT infrastructure and extensive implementation, customization, maintenance, and training costs. Organizations often choose not to deploy these products, or postpone implementations of upgraded versions, due to concerns relating to the substantial costs involved.

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On-Premise Architectures. Solutions built for legacy, on-premise architectures are highly customized, expensive to purchase and operate, and require frequent upgrades and maintenance. In addition, they are fundamentally unable to adapt to cloud architectures and SaaS models. They typically rely on systems to collect, store, and analyze data which are highly specific to the particular customer’s software applications and environment at a point in time. For example, the agents for collecting data need to be highly customized and typically involve significant latency to send data.

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Support Limited to Legacy Software. Developers using new languages and frameworks to build modern software need solutions which understand them. Most legacy solutions were built to understand COBOL, C++, Java, and .NET. However, modern languages and frameworks such as Ruby, PHP, Python, and Node.js represent a large and growing proportion of applications and websites.

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Lack of Support for Mobile Devices and Applications. Legacy solutions were typically designed for business or technology user sitting at their desktop. Today’s users increasingly expect and need to be able to do their jobs outside their office, wherever and whenever they want, on a variety of mobile devices. In addition, both legacy applications running on mobile devices and native mobile applications involved different architectures and are very difficult to be managed by systems designed to work on-premise.

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Lack of Big Data and Analytics. Existing solutions typically use structured transactional data, representing a small and shrinking portion of software data. This significantly limited the types, timeliness, and flexibility of analyses they could support. Big data analytics are typically cost prohibitive for all but the largest organizations.

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Fragmented Point Solutions. Existing solutions were built for a wide range of specific use cases which had to be business or technology critical, such as traditional application performance management, CRM or ERP analytics, or clickstream analysis. These products addressed limited use cases and were not integrated with other applications, forcing businesses to select and integrate solutions from a variety of vendors, resulting in siloed analytics.

Our Market Opportunity

For technology users, we believe Gartner’s category of IT Operations Management, or ITOM, captures a subset of our market opportunity. According to Gartner, Inc., a global market research firm, the worldwide ITOM market was $18.9 billion in 2013 and is projected to grow to $27.4 billion in 2018. We believe this generally captures the purchases by larger enterprises of existing legacy solutions, but does not include the opportunity with smaller enterprises that cannot afford such solutions or potential deployments by larger enterprises made feasible by emerging solutions like ours.

We believe our market opportunity with business users is largely untapped. According to Gartner, the worldwide market for business intelligence software was $14.0 billion in 2013 and is projected to grow to $19.8 billion in 2018. However, we believe the majority of our market opportunity with business users exists with use cases for which a viable solution has not been historically available.

Our Growth Strategy

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Maintain Our Technology Leadership. We will continue to invest in building the Software Analytics category. We believe we have a competitive advantage at each of the three Software Analytics layers – collecting, storing, and analyzing software data – and will continue to invest in that architecture. We also believe our current six products are unique in their individual capabilities as well as their level of integration. We plan to continue to improve our existing products as well as develop new products.

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Deepen Existing Customer Relationships. As of March 31, 2014, we had 9,117 paid business accounts that subscribed to at least one of our applications for at least one user. We have observed that our accounts typically make an initial purchase for a specific and immediate need, such as website or application performance problems, and then subsequently expand to additional users or applications. We make it simple for potential and existing accounts to try new applications.

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Grow Our Base of Small and Large Customers. We believe that the number of paid business accounts represents a small fraction of our potential customer base. We plan to grow our base of paid business accounts from smaller businesses by continuing our marketing and sales programs, partnerships, and grassroots adoption. We also plan to grow our base of paid business accounts from larger businesses through our direct sales organization, which will focus on leveraging existing users within the potential customer.

•	Expand Our Footprint. Today, we analyze over 200 billion data points daily across more than 3 million application instances and have monitored user experiences on over 500 million mobile devices. As of March 31, 2014, we had over 200,000 users. We believe this represents the largest footprint of deployed agents of any technology vendor. We currently offer and plan to continue offering free versions of our products so customers continue to spread our footprint rapidly and globally. We believe this large global footprint and visibility into much of the world’s application and IT infrastructure provides us an advantage in understanding technology trends and issues which we seek to continue to build upon.

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Expand Our Platform and Ecosystem. We intend to expand our offering of APIs and SDKs that allows partners to easily integrate with other applications and services. Platform products and marketplaces such as our Plugin Central program enable our functionality to be rapidly extended to use cases, customers, geographies, and architectures without the need for incremental investment by us. Our New Relic Connect program allows users to leverage our application performance and event data and combine it with information from other sources.

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Expand Our International Footprint. Approximately 31% of our revenue was generated outside the United States in fiscal 2014. We currently offer our products in EMEA and APAC and our revenue from those regions constituted 17% and 7%, respectively, of our revenue for the fiscal year ended March 31, 2014, and we had 12 employees located outside of the United States as of March 31, 2014. We believe there is further opportunity to increase our international business overall as well as a proportion of our revenue. We are increasingly investing in our international operations and intend to invest in further expanding our footprint in international markets.

Our Technology

Intelligent Software Agents

We have developed a library of purpose-built intelligent software agents that supports a wide variety of programming languages, mobile platforms, and operating systems. Our agent software code is deployed easily and quickly onto application servers, browsers, mobile devices, and operating systems. We currently provide intelligent software agents that support the following:

Programming Languages	Mobile Platforms	Operating Systems
.NET Java JavaScript Node.js PHP Python Ruby	Android iOS	Joyent SmartOS Linux Windows

Once integrated, our agents quickly recognize their IT environment and configure themselves automatically. They then collect performance and event data that is defined by the customer and report it each minute, on average, to our cloud-based database for storage and analysis.

Big Data Database and Analytics

Our cloud-based, big data database can store and prepare massive amounts of both unstructured and structured data for rapid analysis and flexible querying. Our suite of products was initially supported by a database optimized for structured machine data and was built with a structure to support common analytics such as our application performance management and Server Monitoring products. In March 2014, we introduced our New Relic Insights application, which utilizes a flexible and schema-less database architecture optimized for unstructured data. This new database allows seamless storage of new data types including data collected by agents and through our APIs, does not require indexing, and runs in a super-cluster with massive amounts of computing resources to query billions of events in real-time.

We provide a “single pane of glass” view into all of our applications with diagnostic capabilities including transaction details, database details, error details, topology maps, code deployment reports, and service level reports. Our user interfaces were built internally using modern web and mobile technologies, including HTML5 and JavaScript to deliver beautiful, interactive, and actionable data visualization such as charts and graphs that continuously refresh to provide real-time visibility. Users interact with New Relic Insights using NRQL, which is a modified version of SQL, a language with which developers and many business analysts are already familiar. Users also have the choice of electing to integrate data collected and stored by us into other analytics applications and user interfaces of their choice.

Our Products

We offer four tiers of our products to our customers. Our Lite version is offered at no charge to users and has basic functionality, 24-hour retention of data, and community support. Our Standard and Pro versions are paid versions that include more functionality, storage, and support. Our Enterprise version is also a paid version and includes the highest level of product functionality, our highest levels of support, a dedicated technical account manager, and defined service levels. Our suite of products is comprised of the following:

New Relic APM

New Relic APM provides visibility into the performance and usage of server-based applications, collecting data such as response time, transaction throughput, error rates, top transactions, and user satisfaction. Other elements of New Relic APM include:

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Comprehensive Diagnostics. New Relic APM provides a comprehensive set of features, including Transaction Tracing, X-ray Sessions, Cross Application Tracing, Thread Profiling, Database Diagnostics, and Slow SQL Traces. These give users visibility into the underlying source code which can significantly reduce the time needed to identify and fix the root cause of problems by helping users pinpoint the exact lines of code causing the problem.

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Reporting and Alerting. New Relic APM provides reporting and alerting functionality through standard configurations as well as customer-defined policy configurations. These alerts include application performance degradation, falling traffic, and declining user satisfaction metrics. Alerts can be delivered through a variety of channels including email, text messages, push notifications, and social channels and can be integrated with bug tracking systems and group chat applications.

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Application Speed Index. Our Application Speed Index, or ASI, is our proprietary benchmarking report comparing application performance with those of competitors. The ASI leverages the data stored in our cloud database to anonymously compare application performance.

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Business Transaction Monitoring. Within New Relic APM, our Key Transactions feature enables business users to collect and analyze data generated by business transactions separately from data about application performance.

New Relic Servers

New Relic Servers, which is currently included with New Relic APM, provides visibility into server and operating system performance for physical and virtual servers, including servers that are deployed on-premise or in the cloud, by analyzing key metrics which include CPU usage, physical memory, network activity, and disk I/O utilization and capacity. Other elements of New Relic Servers include:

•	360° Performance Monitoring. In combination with New Relic APM, New Relic Servers provides end-to-end visibility into how server resources and utilization levels impact the applications being run.

•	Cross-Functional Collaboration. New Relic Servers enables greater cross-functional cooperation among software developers, IT operations, quality assurance, and other typical IT departments within companies. By presenting server performance with application performance in a shared user interface, New Relic Servers enables these departments to collaborate better in identifying and addressing underlying performance issues.

New Relic Platform

The New Relic Platform, which is currently included with New Relic APM, provides customers, partners, and third-party developers with APIs and SDKs to build plugins that extend our functionality and data into almost any application or IT environment. For example, while our focus is on supporting modern programming languages and frameworks with our agents, some customers and developers have built plugins to address custom or legacy on-premise applications and architectures. In addition, plugins can also extend the functionality and data from other applications and sources into our databases. The New Relic Plugin Central marketplace offers easily downloadable plugins to users. Other elements include:

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Extensibility. We provide APIs and SDKs to allow developers to easily and quickly integrate and embed the functionality of our products and data with other applications and data sources. We also offer a click and drag dashboard creation tool that allows users to customize their user experience.

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Plugins. Plugins have been built to monitor IT architecture elements including databases, networks, queuing systems, and communication tools, enabling customers to monitor their entire application stack. In general, data from other sources than our agents is presented in the same dashboard alongside the monitoring data from our agents. Many plugins are built and used within the workday. Plugins can be kept proprietary or shared with the broader public community. As of March 31, 2014, developers had built over 275 private plugins and nearly 100 publicly published plugins in our marketplace.

New Relic Mobile

New Relic Mobile provides code-level visibility into the performance and health of mobile applications running on the iOS and Android mobile operating systems. Other elements of New Relic Mobile include:

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End-to-End Visibility. When combined with New Relic APM, New Relic Mobile provides end-to-end visibility into the IT infrastructure affecting mobile application performance. Native mobile applications depend on code running on the device and on communications with backend services, such as mobile application servers, both internal and third party. New Relic Mobile provides code-level diagnostics for native app code running on the mobile device and enables performance, throughput, and error analysis for the interactions between the mobile application and the supporting backend services.

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Mobile Device Metrics. New Relic Mobile provides detail on usage of mobile device resources, including CPU, memory, and network bandwidth from actual user devices. This visibility helps developers understand how their applications affects their customers’ devices, and how to optimize them.

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User Interactions. The User Interactions feature provides detailed breakdowns of time spent in the code running on the device, including view loading, method calls, and data store activity. Mobile application developers leverage this feature to pinpoint problematic code and resolve problems.

New Relic Browser

New Relic Browser, which is currently included with New Relic APM, monitors the page view experiences of actual end-users for desktop and mobile browser-based applications and provides code-level diagnostics for JavaScript code running directly in the browser. Other elements of New Relic Browser include:

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End-User Experience Monitoring. New Relic Browser monitors the page load time for user interactions, providing data on how time is spent during each page load, including network time, request queuing, document object model processing, and page rendering. Customers utilize this data to improve the user experience by implementing caching techniques, reducing asset sizes, and leveraging content delivery network services.

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JavaScript Code Diagnostics. Web applications increasingly embed application logic into JavaScript code running within the user’s browser to build richer, browser-based applications. New Relic Browser provides developers with code-level visibility into the performance of JavaScript code within users’ browsers.

•	Browser Comparison. Developers can compare how their software performs on various desktop and mobile browsers and versions, in order to identify browser-specific problems.

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Geographic Performance. New Relic Browser can automatically identify, track, and analyze the geographic location of each page view to provide performance analytics by geography, including response time, user satisfaction, application adoption, and usage trends.

New Relic Insights

New Relic Insights enables technology and business users to perform real-time analysis in order to make faster, data-driven decisions about their organizations. The New Relic Insights database collects and stores trillions of data points. Other elements of New Relic Insights include:

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Iterative Business Intelligence and Analytics. New Relic Insights is built on a proprietary event database that runs in a cloud-hosted, highly distributed super-cluster. The database was built to query billions of data points in less than a second, enabling ad-hoc analytics of business data in real time.

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New Relic Query Language. We developed the NRQL as a SQL-like query language optimized for real-time analytics. Users with experience with SQL are able to use NRQL immediately. The language is also easy to learn for non-technical users and users with no SQL experience. NRQL has autocomplete capabilities that assist users by providing proper syntax as they type, suggesting built-in analytics functions, and can list the attributes and event types available for querying.

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Data Visualizations and Dashboards. New Relic Insights produces intuitive data visualizations with every query, with pre-built charts and graphs to make the analysis easier to understand and share. Dashboards automatically update and refresh in real-time by continuously executing NRQL queries.

Our Customers

As of March 31, 2014, we had 200,000 users and we had 9,117 paid business accounts worldwide. We define a customer as a single organization that purchases our products and services. A single customer may have multiple paid business accounts for separate divisions, segments, or subsidiaries. Each of these is treated as a separate paid business account. The following is a list of representative customers as of March 31, 2014 by industry segment.

Business Software and Services	eCommerce	Gaming and Entertainment
Optimizely Zendesk OnDeck	BigCommerce SmugMug Urban Outfitters	GREE International, Inc. IGN Entertainment, Inc. Rd.io

Health and Fitness	Internet	Media
Phreesia Practice Fusion Wellcentive	Airbnb Answers.com Twitter	Condé Nast Dow Jones NPR

Mobile	Technology	Travel and Real Estate
MyFitnessPal Tango Tapjoy	DNN Software GitHub Rackspace	Carnival Cruise Line Hotel Tonight realestate.com.au

Customer Studies

Airbnb

The Situation

Founded in 2008, Airbnb is a rapidly-growing community-driven hospitality company where people can list, discover, and book unique spaces around the world through mobile devices or web applications. As of May 2014, Airbnb had 600,000 listings in 34,000 cities located in over 190 countries. Airbnb required an application performance monitoring solution to ensure its millions of web and mobile users around the globe could easily access and book space at any time.

The Solution

Airbnb was an early customer and deployed our Ruby agent in 2009. Since then, Airbnb has expanded its usage of our products to include the Java and Node.js agents, New Relic Server, New Relic Browser, New Relic Mobile, and platform plugins. In 2013, they moved to a site license encompassing the usage of all of our products. We monitor Airbnb’s technology infrastructure including servers, multiple high traffic applications, and millions of mobile application users each month to quickly identify and resolve performance problems.

Bleacher Report

The Situation

Launched in 2007, Bleacher Report, now a division of Turner Broadcasting, delivers digital media content through web and mobile applications to sports fans around the world. Major sports events, including the World Cup, the Super Bowl, the World Series, March Madness, and the NFL Draft, in addition to unexpected sports-related events, result in significant traffic surges as fans bombard Bleacher Report looking for up-to-the-minute information and dialogue. With a highly engaged audience of 80 million visitors across all platforms, these surges can grow quickly. Bleacher Report’s minimum uptime goal for their applications is 99.9%. In its earliest days, Bleacher Report used logs and even considered writing their own application performance management tool internally to minimize downtime and maintain the performance of their applications.

The Solution

One of our early customers, Bleacher Report installed our Ruby agent in 2008 and has since used New Relic to solve software problems that affect customer experiences. Most recently, they have started using New Relic Browser and begun evaluating New Relic Insights. Results from using New Relic include:

•	Continuous performance monitoring and management

•	Prioritization of development efforts based on APM analytics

•	Consistent ability to meet or exceed SLA goals during predicted and spontaneous traffic spikes

•	Ability to track throughput peaking over 500,000 requests per minute and monitor response times and performance to proactively address issues

MercadoLibre

The Situation

MercadoLibre, with over 2,000 employees, is the largest eCommerce platform and marketplace in Latin America. In 2013, they generated $7.3 billion in gross merchandise volume, up 28% over the previous year, and averaged over 18 million listings daily across more than 3,000 different product categories with 100 million users. They also processed approximately $2.5 billion in payments with Mercado Pago, boasted over 100,000 stores in MercadoShops, and had their mobile application downloaded 10 million times.

In 2011, MercadoLibre outgrew its monolithic systems and decentralized them to a re-engineered, service-oriented architecture with an open API-based platform, comprised of small independent applications supporting their four business units, including the core business, payments, advertising, and stores. MercadoLibre applications are built by their developers and are written in Ruby, Java, PHP, Python, and Node.js.

The Solution

To support the re-engineering effort, MercadoLibre selected our New Relic APM, New Relic Server, New Relic Browser, New Relic Mobile, and New Relic Platform. MercadoLibre has approximately 300 people looking at application problems and uses our products to detect issues with the HTTP protocol, their primary monitoring metric. MercadoLibre has also standardized on the usage of our products, requiring the installation of New Relic APM on all development and production systems. Using our products, MercadoLibre:

•	Gained technical agility across its ecosystem and operations, and accelerated development and deployment cycles times

•	Added hundreds of new application instances each month, while still meeting performance goals

•	Has the ability to monitor complex applications that handle 3.2 million requests per second

Culture and Employees

We endeavor to hire, develop, and inspire our employees so they can do the best work of their careers and develop software that enables organizations to gain visibility into their data. We believe people do their greatest work when they are inspired. We devote management and organizational focus and resources to ensure that our culture and brand remain highly attractive to potential and existing employees. We operate in a highly competitive hiring environment for software engineering talent. We believe that our product-first culture and vision to empower developers around the world to make better software and for software data to enable better decisions are attractive to developers.

We have three core values that we reinforce with our employees:

•	Customer Trust and Success

•	Growth—“Excelsior!”

•	Team—“Be Bold, You’re Not Alone”

As of March 31, 2014, we had 435 employees, including temporary employees. We also engage consultants. None of our employees is covered by collective bargaining agreements and we consider our relations with our employees to be good.

Operations

We host our applications and serve all our customers from a data center located in Chicago, Illinois. We utilize third parties to provide our data center infrastructure and manage the hardware on which our products operate. We utilize industry standard hardware in redundant configurations to minimize service interruptions. We maintain a formal and comprehensive security program designed to ensure the security and integrity of our data, protect against security threats or data breaches, and prevent unauthorized access to the data of our customers. Our technology uses multi-tenant architecture, enabling all our customers to share the same version of our products while securely partitioning their data.

Research and Development

Our research and development organization is responsible for the design, development, and testing of all aspects of our Software Analytics platform and suite of products. We invest heavily in these efforts to continuously improve, innovate, and add new features to our platform.

We deploy new features, functionality, and technologies through daily and weekly software releases or updates in order to minimize disruption and provide for constant improvement. Our product managers regularly engage with customers, partners, and industry analysts, as well as other stakeholders, in functions such as sales, customer success, marketing, and business development to understand customer needs as well as general trends in our industry. Once product improvements are identified, the development organization works closely together to design, develop, test, and launch a solution.

The majority of our research and development team is based in our Portland, Oregon office, as well as our San Francisco, California office. To foster rapid innovation, our team is further apportioned into smaller, agile development teams.

As of March 31, 2014, we had 139 employees in our research and development organization. Our research and development expenses were $4.3 million, $8.6 million, and $16.5 million for the fiscal years ended March 31, 2012, 2013, and 2014, respectively.

Sales and Marketing

Our sales and marketing organizations work together closely to drive market awareness, create and manage user and customer leads, provide qualified leads to our sales pipeline, and build customer relationships to drive revenue growth.

Sales

We sell our products to businesses of all sizes largely through our direct sales organization. Our direct sales organization is comprised of insides sales and field sales personnel organized by size of customer and geography and focuses on growing accounts and usage for provide a broader set of solutions.

Our sales organization has separate teams focused on smaller companies, mid-market organizations, and large enterprises. Our specific sales strategy is based on the size of account and the target user at an organization—software developers, business or product managers, or IT managers.

Marketing

Our marketing strategy targets software developers, IT leaders, and technology executives across many industries and regions. Additionally, our events, demand generation, customer programs, corporate communications, and product marketing teams focus on building brand, engagement, and demand with our target markets. We utilize both online and offline marketing initiatives, including search engine and email marketing, online banner and video advertising, blogs, corporate communications, whitepapers, case studies, user events, and webinars. We believe an effective method to market our suite of products is for users to actively use and explore its capabilities. A central focus of the marketing team is to drive and encourage free trials of one or more of our products and the successful conversion of trials to paid subscriptions. We offer 14-day and 30-day free trials of our paid products.

As of March 31, 2014, we had 234 employees in our sales and marketing organization.

Customer Support

Our products are designed to minimize the need for customer support, as users can easily download, install, and deploy our software agents without needing support. However, as we increase our customer account base with larger enterprises, these customers typically expect and require more support and accountability. We currently offer, and are expanding, a range of customer support options with multiple levels of support. These include free community support, email support, and phone support, up to our enterprise customer support organization that provides dedicated customer success representatives, onsite support, with global capabilities and is available 24x7x365.

Partnerships and Strategic Relationships

We have built marketing relationships with a number of technology companies to help promote and grow our user base and footprint. We also have developed partnerships with several cloud providers including Amazon Web Services, Microsoft Azure, Rackspace, and others where we collaborate to ensure our products work well on applications running on their clouds. These providers offer access to our products through links on their websites, refer developers and other potential users to us, and expand our marketing reach. We also have a partnership with Salesforce.com where developers using the Salesforce1 development platform can easily deploy our products into their applications. We have been able to expose over 50,000 users to our products, expanding our footprint and adoption by the broader development community, in particular with the Heroku development community of Salesforce.

Competition

We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in the applications and the programing languages used to develop applications, devices, operating systems, and technology landscape result in evolving customer requirements.

Our competitors fall into four primary categories:

•	diversified technology companies such as HP, IBM, Microsoft, and Oracle;

•	large enterprise software and service companies such as BMC Software, CA, Inc., Compuware, Riverbed Technology, and SAP;

•	software performance providers such as AppDynamics, OpTier, and Splunk; and

•	companies offering analytics products competing with our New Relic Insights product, including Google and Webtrends.

The principal competitive factors in our market include:

•	product features, architecture reliability, performance, and effectiveness;

•	product extensibility and ability to integrate with other technology infrastructures;

•	software analytics expertise:

•	ease of use of products;

•	total cost of ownership;

•	adherence to industry standards and certifications;

•	strength of sales and marketing efforts;

•	brand awareness and reputation; and

•	focus on customer success.

We believe we generally compete favorably with our competitors on the basis of these factors. Many of our competitors have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

Intellectual Property

We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks, and domain names to protect our intellectual property. As of March 31, 2014, we had one patent application pending in the United States and two trademark registrations for “New Relic.”

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Facilities

Our corporate headquarters, which includes sales, marketing, business operations, and executive offices, is located in San Francisco, California and consists of approximately 73,591 square feet of space under a lease that expires in July 2020. In addition to our headquarters, we lease space in Portland, Oregon as our primary development office under a lease that expires in April 2020. We also lease space for additional research and development in Seattle, Washington. We lease space in Dublin, Ireland for our European headquarters, which includes sales and business operations.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Geographic Information

For a description of our revenue and long-lived assets by geographic location, see note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Legal Proceedings

On November 5, 2012, CA, Inc. filed an action against us in the U.S. District Court for the Eastern District of New York alleging that we willfully infringe certain of its U.S. patents. CA, Inc. asserts that a portion of our application performance management software – the .NET and Java agents – infringes certain claims of those patents. Among other things, CA, Inc. has sought permanent injunctive relief against us and damages in an amount to be determined at trial. Discovery is complete in the case, and partial dispositive motions have been served and argued by both parties although the court has not yet ruled on those motions. The case was reassigned to a new judge in March 2014 and a trial date is set for November 2014.

We intend to continue to contest this lawsuit vigorously. If this matter has an adverse outcome, it may have an impact on our financial position, results from operations, or cash flows. Should CA, Inc. prevail on its claims, we could be required to pay substantial damages for past sales of such products, enjoined from using and selling such products if a license or other right to continue selling our products is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. However, we cannot at this time predict the likely outcome of this proceeding or estimate the amount or range of loss or possible loss that may arise from it. Even if we were to prevail, litigation is costly and time-consuming, and could divert the attention of our management and key personnel from our business operations and dissuade potential customers from purchasing our products, either of which could materially harm our business.

During the course of litigation, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation, which our competitors could try to use to their competitive advantage by creating uncertainty amongst our customers. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

In addition, from time to time, we are involved in legal proceedings and are subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of May 31, 2014:

Name	Age	Position(s)
Executive Officers

Lewis Cirne	44	Chief Executive Officer and Director

Chris Cook	51	President and Chief Operating Officer

Jim Gochee	44	Senior Vice President of Product

Hilarie Koplow-McAdams	50	Chief Revenue Officer

Patrick Moran	39	Chief Marketing Officer

Robin J. Schulman	41	Vice President, General Counsel, and Secretary

Mark Sachleben	49	Chief Financial Officer

Nonemployee Directors

Peter L.S. Currie(1)(2)	57	Director

Peter Fenton(2)	41	Director and Chairman

Sarah Friar	41	Director

Adam Messinger	42	Director

Dan Scholnick(1)	36	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Executive Officers

Lewis Cirne founded our company and has served as our Chief Executive Officer since February 2008 and as a member of our board of directors since February 2008. Mr. Cirne holds an A.B. in Computer Science from Dartmouth College.

We believe that Mr. Cirne is qualified to serve as a member of our board of directors because of his operational and historical expertise gained from serving as our Chief Executive Officer. As one of our founders and the longest serving member of our board of directors, we also value his deep understanding of our business as it has evolved over time.

Chris Cook has served as our President and Chief Operating Officer since September 2011. From March 2006 to July 2011, Mr. Cook served as Corporate Senior Vice President and General Manager, Service Assurance at CA, Inc., a software and services company. From March 2005 to March 2006, Mr. Cook was Senior Vice President, Worldwide Field Operations at Wily Technology, Inc., an application performance company. Mr. Cook holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

Jim Gochee has served as our Senior Vice President of Product since January 2011, and joined us as Vice President of Engineering in May 2008. From October 2007 to April 2008, he was the Lead Architect for Introscope at Wily Technology, Inc., an application performance company. Mr. Gochee also served as Chief Technology Officer of FoodUSA.com, an internet-based trading system for the wholesale food industry, from 1999 to 2000. Mr. Gochee holds an A.B. in Computer Science from Dartmouth College.

Hilarie Koplow-McAdams has been our Chief Revenue Officer since December 2013. From April 2013 to November 2013, Ms. Koplow-McAdams served as President of Global Sales at salesforce.com, inc., a software company. Ms. Koplow-McAdams also held a variety of other positions at salesforce.com, including President of the Commercial and SMB unit from February 2012 to April 2013, Executive Vice President of Worldwide Sales from May 2010 to February 2012, and Executive Vice President of Global Corporate Sales from May 2008 to May 2010. From 2006 to 2008, Ms. Koplow-McAdams served as Vice President of Direct Sales at Intuit Inc., a software company. In addition, Ms. Koplow-McAdams previously served in various senior sales roles at Oracle Corporation, a computer technology company. Her last position held was Senior Vice President of Oracle Direct. Ms. Koplow-McAdams holds a B.A. in Sociology from Mills College and a Masters in Public Policy from the University of Chicago.

Patrick Moran has served as our Chief Marketing Officer since October 2013, and joined us as Vice President, Marketing in November 2010. Prior to that, Mr. Moran served as Chief Marketing Officer at Fuze, Inc., a unified communications solutions company, from February 2009 to October 2010, and was Chief Marketing Officer at Mzinga, Inc., a social enterprise application company, from August 2008 to March 2009. Prior to that, Mr. Moran held marketing leadership positions at WebEx Communications, Inc. and Cisco Systems, Inc., a networking company. Mr. Moran holds a B.S. in Communications, Marketing and Audio Engineering from Emerson College.

Robin J. Schulman has served as our Vice President, General Counsel, and Secretary since December 2013. Prior to that, Ms. Schulman was Legal Counsel for Adobe Systems Incorporated, a computer software company, from May 2010 to December 2013. Ms. Schulman was an associate at Fenwick & West LLP, a law firm, from October 2006 to April 2010. Ms. Schulman holds a B.F.A. in dramatic writing from New York University and a J.D. from Rutgers School of Law.

Mark Sachleben has served as our Chief Financial Officer since April 2008. From December 1999 to March 2006, Mr. Sachleben served as Vice President of Finance at Wily Technology, Inc., an application performance company. Mr. Sachleben holds an M.B.A. from Stanford University and an A.B. in Engineering Science and B.S. in Fluid and Mechanical Engineering from Dartmouth College.

Nonemployee Directors

Peter L.S. Currie has served as a member of our board of directors since March 2013. Since April 2004, Mr. Currie has served as President of Currie Capital LLC, a private investment firm. Mr. Currie previously served as Executive Vice President and Chief Administrative Officer of Netscape Communications Corporation, a software company, and as Executive Vice President and Chief Financial Officer of McCaw Cellular Communications, Inc., a wireless communications company. Mr. Currie currently serves on the boards of directors of Schlumberger Limited, Twitter, Inc., and a number of privately-held companies. Mr. Currie previously served on the boards of directors of Clearwire Corporation, CNET Networks, Inc., Safeco Corporation, and Sun Microsystems, Inc. Mr. Currie currently serves as President of the board of trustees of Phillips Academy. Mr. Currie holds a B.A. in Economics and French Literature from Williams College and an M.B.A. from Stanford University.

We believe Mr. Currie is qualified to serve as member of our board of directors because of his strong financial and operational expertise as a result of his service on the boards of directors of numerous other companies and experience serving in senior operating roles in high-growth, technology-driven companies.

Peter Fenton has served as a member of our board of directors since February 2008 and has served as our Chairman since November 2008. Since September 2006, Mr. Fenton has served as a General Partner of Benchmark, a venture capital firm. From October 1999 to May 2006, Mr. Fenton served as a Managing Partner at Accel Partners, a venture capital firm. Mr. Fenton currently serves on the boards of directors of Yelp Inc., Twitter, Inc., and a number of privately-held companies. Mr. Fenton holds a B.A. in Philosophy and an M.B.A. from Stanford University.

We believe Mr. Fenton is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Sarah Friar has served as a member of our board of directors since December 2013. Since July 2012, Ms. Friar has served as the Chief Financial Officer of Square, Inc., a provider of payment processing and point-of-sale systems for businesses and mobile payment offerings for consumers. From April 2011 to July 2012, she served as the Senior Vice President, Finance & Strategy at salesforce.com, inc., a software company. From July 2000 to April 2011, she was employed by The Goldman Sachs Group, Inc., an investment banking company, most recently as a Managing Director in the Equity Research Division covering software and as the Business Leader for the Technology Research Business Unit. Ms. Friar also currently serves as a member of the board of directors of Model N, Inc. Ms. Friar holds a M.Eng. in Metallurgy, Economics and Management from the University of Oxford and an M.B.A. from Stanford University.

We believe Ms. Friar is qualified to serve as a member of our board of directors because of her strong financial and operational expertise and her knowledge of technology companies.

Adam Messinger has served as a member of our board of directors since April 2014. Since March 2013, Mr. Messinger has served as the Chief Technology Officer of Twitter, Inc., an online social media company, where he previously served as Vice President of Application Development from April 2012 to March 2013, and Vice President of Platform Development from November 2011 to April 2012. Prior to that, Mr. Messinger was Vice President of Development at Oracle Corporation, a computer technology company, from January 2008 to November 2011. Mr. Messinger holds a B.S. in Physics and Computer Science from Willamette University and an M.S. in Management from Stanford University.

We believe Mr. Messinger is qualified to serve as a member of our board of directors because of his extensive experience in the software development industry, both as a developer of tools for other developers and of large online services and as an executive at a variety of software development organizations.

Dan Scholnick has served as a member of our board of directors since October 2008. Mr. Scholnick served as an Associate at Trinity Ventures, a venture capital firm, since September 2007, and has served as General Partner since 2010. Prior to that, he worked at SVB Capital, the venture capital investment arm of SVB Financial Group, from 2004 to 2005, and founded Flurry, Inc., a mobile analytics software company, in 2005. Mr. Scholnick holds an A.B. in Computer Science from Dartmouth College and an M.B.A. from Harvard Business School.

We believe Mr. Scholnick is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.newrelic.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six authorized members. In accordance with our amended and restated certificate of incorporation to be filed upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Currently, Peter Fenton serves on our board of directors as nominee of Benchmark, Dan Scholnick serves on our board of directors as nominee of Trinity Ventures, and Lewis Cirne serves on our board of directors by virtue of his position as Chief Executive Officer, in each case pursuant to the terms of a voting agreement among us and our stockholders. The voting agreement will terminate upon completion of this offering.

Director Independence

Generally, under the listing requirements and rules of the                     , independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that, other than Mr. Cirne, by virtue of his position as Chief Executive Officer, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the                     . Accordingly, a majority of our directors are independent, as required under applicable                     rules. In making this determination, our board of directors considered the current and prior relationships that each nonemployee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each nonemployee director.

Lead Independent Director

Our board of directors has appointed                     to serve as our lead independent director. As lead independent director         , presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors, and performs such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Immediately following the closing of this offering, our audit committee will consist of Peter L.S. Currie, Dan Scholnick, and Sarah Friar, with Mr. Currie serving as Chairperson. The composition of our audit committee meets the requirements for independence under current                 listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of                 listing standards.                  and                  are each an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related-party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible nonaudit services, other than de minimis nonaudit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable rules of the SEC and the listing standards of             .

Compensation Committee

Immediately following the closing of this offering, our compensation committee will consist of Peter L.S. Currie and Peter Fenton, with Mr. Fenton serving as Chairperson. The composition of our compensation committee meets the requirements for independence under             listing standards and SEC rules and regulations. Each member of the compensation committee is also a nonemployee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve, or make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable rules of the SEC and the listing standards of             .

Nominating and Corporate Governance Committee

Immediately following the closing of this offering, our nominating and corporate governance committee will consist of             ,             , and             , with              serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under             listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing requirements and rules of         .

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Peter Fenton, a member of our compensation committee, is affiliated with Benchmark Capital Partners VI, L.P. We have sold shares of our Series A, Series B, Series C, Series D, and Series E convertible preferred stock to Benchmark Capital Partners VI, L.P. All purchasers of these series of preferred stock, including Benchmark Capital Partners VI, L.P., are parties to our investor rights agreement and are entitled to specified registration rights thereunder. In March 2013, certain holders of our capital stock, including Benchmark Capital Partners VI, L.P. purchased shares of our capital stock from certain of our stockholders pursuant to a tender offer. We have described each of these transactions in more detail under the section captioned “Certain Relationships and Related-Party Transactions.”

Nonemployee Director Compensation

From time to time, we have granted stock awards and options to certain of our nonemployee directors as compensation for their services. The following table sets forth information regarding awards granted to our nonemployee directors during our fiscal year ended March 31, 2014. Mr. Fenton and Mr. Scholnick did not receive awards due to their affiliations with Benchmark and Trinity, respectively.

Name	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Peter L.S. Currie(2)	937,000	—	937,000
Peter Fenton	—	—	—
Sarah Friar(3)	—	872,349	872,349
Dan Scholnick	—	—	—

(1)

The amounts in these columns represent the aggregate grant date fair values of option and stock awards granted to nonemployee directors, computed in accordance with FASB ASC Topic No. 718. See note 10 of the notes to our consolidated financial statements for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(2)

Mr. Currie was granted a restricted stock award of 100,000 shares of our common stock on August 8, 2013, all of which remained outstanding at March 31, 2014. Restrictions on this award lapsed as to 1/8th of the total shares subject to the award after six months, and in equal monthly amounts for the following 42 months. Upon a change of control, as defined under the 2008 Plan, all of the shares subject to the award will become fully vested.

(3)

Ms. Friar was granted an option to purchase 115,000 shares of our common stock on December 11, 2013, at an exercise price of $11.29 per share, which was the fair market value of our common stock on the date of grant, which option was unvested and unexercisable in its entirety at March 31, 2014. This award will vest as to 1/4th of the shares after one year, and in equal monthly amounts for the following 36 months.

In April 2014, we granted Mr. Messinger a restricted stock award of 40,000 shares of our common stock as compensation for Mr. Messinger’s service as a member of our board of directors. Restrictions on this award lapse as to 1/8th of the total shares subject to the award after six months, and in equal monthly amounts for the following 42 months. Upon a change of control, as defined under the 2008 Plan, all of the shares subject to the award will become fully vested.

Following the closing of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the fiscal year ended March 31, 2014. As an emerging growth company, we may comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. Throughout this prospectus, these officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Lewis Cirne	2014	240,000	—	127,435	367,435
Chief Executive Officer
Chris Cook	2014	268,755	—	113,782	382,537
President and Chief Operating Officer
Patrick Moran	2014	239,838	1,578,000	37,476	1,855,314
Chief Marketing Officer
Mark Sachleben	2014	243,756	—	45,513	289,269
Chief Financial Officer

(1)

Amount shown in this column does not reflect dollar amounts actually received by our named executive officer. Instead, this amount reflects the aggregate grant date fair value of the stock option granted in the fiscal year ended March 31, 2014, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 10 of the notes to our consolidated financial statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officer will only realize compensation if the option is exercised when the price of our common stock is greater than the exercise price.

(2)

Amounts in this column represent accumulated quarterly payouts for the fiscal year ended March 31, 2014 based on achievement of metrics related to annual recurring revenue, deployments, and operating cash flow.

Outstanding Equity Awards as of March 31, 2014

The following table sets forth information regarding outstanding stock options held by our named executive officers as of March 31, 2014:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Lewis Cirne	—		—	—	—
Chris Cook	1,110,834	(1)	—	1.10	10/4/2021
	250,000	(2)	—	3.19	6/5/2022
Patrick Moran	301,751	(3)	—	1.01	11/17/2020
	6,250	(4)	143,750	7.99	10/2/2023
Mark Sachleben	250,000	(5)	—	3.19	6/5/2022

(1)	Options vested as to 1/4th of the shares on September 6, 2012, with the remainder vesting in equal monthly increments thereafter over three additional years; options are early exercisable.
(2)

Options vest as to 150,000 shares in equal monthly increments over the first three years starting September 1, 2012 and as to the remaining 100,000 shares in equal monthly increments in the fourth year; options are early exercisable.

(3)	Options vested as to 1/4th of the shares on November 1, 2011, with the remainder vesting in equal monthly increments thereafter over three additional years; options are early exercisable.
(4)	Options vest as to 1/4th of the shares on October 1, 2014, with the remainder vesting in equal monthly increments thereafter over three additional years.
(5)	Options vest in equal monthly installments over four years starting April 1, 2012; options are early exercisable.

In May 2014, we granted Mr. Cirne an option to purchase 715,000 shares of our common stock at an exercise price of $16.93 per share, which was the fair market value of our common stock on the date of grant. The options vest in equal monthly increments over 60 months starting April 1, 2014.

Executive Employment Arrangements

We currently do not have employment agreements with any of our executive officers. All of our executive officers are employed on an at-will basis, with no fixed term of employment. Three of our executive officers joined us pursuant to the terms of their respective offer letters, each of which is described below. Each offer letter also contains standard terms related to vacation and participation in our employee benefit plans, and in addition, requires execution of our form of confidential information and proprietary information agreement.

Lewis Cirne. As a founder, Mr. Cirne did not join us pursuant to an offer letter or any other formal arrangement or understanding regarding his employment. We currently have no employment agreement with Mr. Cirne, and we currently do not anticipate entering into one in the future. Mr. Cirne is an at-will employee and receives no benefits or perquisites other than those provided or made available to our other employees. His current base salary is $300,000 and his target annual bonus is 67% of his base salary, payable quarterly on the basis of achievement of individual, group, and corporate goals.

Chris Cook. Mr. Cook is a party to an offer letter with us dated June 14, 2011 pursuant to which he agreed to serve as our President and Chief Operating Officer. His current base salary is $300,000 and his target annual bonus is 50% of his base salary, payable quarterly on the basis of achievement of individual, group, and corporate goals. Under this offer letter, Mr. Cook was granted an option to purchase 1,200,000 shares of our common stock at an exercise price of $1.10 per share, with vesting to occur over a four-year period.

Patrick Moran. Mr. Moran is a party to an offer letter with us dated October 7, 2010 pursuant to which he agreed to serve as our Vice President, Marketing. His current base salary is $260,000 and his target annual bonus is 30% of his base salary, payable quarterly on the basis of achievement of individual, group, and corporate goals. Under this offer letter, Mr. Moran was granted an option to purchase 340,000 shares of our common stock at an exercise price of $1.01 per share, with vesting to occur over a four-year period.

Mark Sachleben. Mr. Sachleben is a party to an offer letter with us dated February 4, 2008 pursuant to which he serves as our Chief Financial Officer. His current base salary is $300,000 and his target annual bonus is 33% of his base salary, payable quarterly on the basis of achievement of individual, group, and corporate goals. Under this offer letter, Mr. Sachleben was granted an option to purchase 1,225,000 shares of our common stock at an exercise price of $0.06 per share, with vesting to occur over a four-year period.

Employee Benefit Plans

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We maintain a 401(k) plan for the benefit of our eligible employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.”

401(k) Plan

We maintain a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under our 401(k) plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. Employees’ pre-tax contributions are allocated to each participant’s individual account. Participants are immediately and fully vested in their contributions. We expect to initiate an employer matching contribution program on employee contributions in the first quarter of fiscal 2015. The 401(k) plan is intended to be qualified under Section 401(a)

of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2008 Equity Incentive Plan

Our board of directors adopted and our stockholders subsequently approved our 2008 Plan in February 2008. The 2008 Plan was most recently amended by our board of directors and approved by our stockholders in April 2014. Our 2008 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock awards and restricted stock unit awards, or RSUs, to our employees, directors, and consultants. No further grants will be made under our 2008 Plan after the closing of this offering. However, any outstanding awards granted under our 2008 Plan will remain outstanding, subject to the terms of our 2008 Plan and award agreements, until such awards are exercised or otherwise terminate or expire by their terms.

Authorized Shares. As of March 31, 2014, the maximum number of shares of our common stock that could be issued under our 2008 Plan was 10,583,675, which includes (i) 6,922,987 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, and (ii) 297,949 shares of our common stock reserved for future issuance under the 2008 Plan as of March 31, 2014. Shares issuable under our 2008 Plan include any authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2008 Plan that expire or terminate without being exercised in full or settled in cash will again be available for issuance under our 2008 Plan. In April 2014, our board of directors approved an increase to the number of shares of common stock reserved for issuance under the 2008 Plan from 10,583,675 shares to 11,083,675 shares. In May 2014, our board of directors approved an increase to the number of shares of common stock reserved for issuance under the 2008 Plan from 11,083,675 shares to 12,583,675 shares and granted stock options exerciseable for 1,485,000 shares of our common stock with an exercise price of $16.93 per share.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2008 Plan. Any reference to the board of directors in our 2008 Plan will also mean any committee or subcommittee of our board of directors to whom our board of directors has assigned a particular administrative function. Subject to the terms of our 2008 Plan, the board of directors has the authority to determine the terms of the awards, including recipients, the exercise or purchase price of the awards, if any, the number of shares subject to each stock award, the fair market value of our common stock, the vesting schedule applicable to the awards, the forms of consideration, if any, payable upon exercise or settlement of the award, and the placement of any transfer restrictions or rights of repurchase, if any. The board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2008 Plan. All determinations, interpretations, and constructions made by the board of directors in good faith will be final, binding, and conclusive.

Corporate Transactions. Our 2008 Plan provides that in the event of a corporate transaction, as defined under our 2008 Plan, any surviving or acquiring corporation (or, in either case, its parent company) may assume or continue any part or all of the stock awards outstanding under the 2008 Plan, or may substitute similar stock awards; and any reacquisition or repurchase rights held by us may be assigned to our successor (or the successor’s parent company). In connection with a corporate transaction, in general, the vesting of stock awards not assumed in connection with a corporate transaction shall not be accelerated and shall terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us will not terminate and may continue to be exercised notwithstanding the corporate transaction.

Change in Control. Our 2008 Plan provides that in the event of a change in control, as defined under our 2008 Plan, options may be subject to additional acceleration of vesting and exercisability as may be provided in the stock award agreement covering the options or any other written agreement with us, but in the absence of such provision, no such acceleration shall occur.

Plan Amendment or Termination. Our board of directors has the authority to suspend or terminate our 2008 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Our board of directors may amend the 2008 Plan in any respect it deems necessary or advisable, but it must seek stockholder approval to the extent required by applicable law.

2014 Equity Incentive Plan

We expect that our board of directors will adopt, and our stockholders will approve, our 2014 Plan in connection with this offering. The 2014 Plan will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2014 Plan will be the successor to our 2008 Plan, which is described above. Once the 2014 Plan becomes effective, no further grants will be made under the 2008 Plan.

Stock Awards. Our 2014 Plan provides for the grant of ISOs to our employees and for the grant of NSOs, SARs, restricted stock awards, RSUs, performance-based stock awards, performance-based cash awards and other forms of equity compensation to our employees, directors, and consultants.

Authorized Shares. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Plan is                 , which is the sum of: (i)              shares; (ii) the number of shares remaining available for issuance under our 2008 Plan at the time the 2014 Plan becomes effective; and (iii) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to our 2008 Plan (such as upon the expiration or termination of a stock option under such plan prior to its exercise). Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on April 1 of each year, beginning on April 1, 2015 (assuming the 2014 Plan becomes effective in 2014) and ending on and including April 1, 2024, by         % of the total number of shares of our capital stock outstanding on March 31 of the preceding fiscal year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2014 Plan is                 .

Shares issued under our 2014 Plan include authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase, or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award, and the terms of the award agreements.

The board of directors has the power to modify outstanding awards under our 2014 Plan. The board of directors has the authority to reprice any outstanding option or SAR, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits. At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than              shares of our common stock (subject to adjustment to reflect any split of our common stock) under our 2014 Plan during any calendar year pursuant to stock options, SARs, and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than              shares of our common stock (subject to adjustment to reflect any split of our common stock) or a performance cash award having a maximum value in excess of $                     under our 2014 Plan. These limitations are intended to give us the flexibility to grant compensation to covered employees that may qualify for the “qualified performance-based compensation” exception to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Non-employee Director Limits. The maximum number of shares of our common stock subject to stock awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $                     in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any stock award granted in a previous fiscal year).

Performance Awards. Our 2014 Plan permits the grant of performance-based stock and cash awards intended to qualify as performance-based compensation so as not to be subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. However, not all awards intended to qualify as performance-based awards for purposes of Section 162(m) of the Code may so qualify, and in addition, we retain the discretion to grant awards under the 2014 Plan that may not qualify for full or partial deductibility.

Our compensation committee may establish performance goals by selecting from one or more performance criteria set forth in the 2014 Plan, including, but not limited to: earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholders’ equity; return on assets, investment, or capital employed; stock price margin (including gross margin); income (before or after taxes); operating income (before or after taxes); pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added; market share; cash flow (including cash flow per share); share price performance; debt reduction; strategic partnerships and transactions; stockholders’ equity; capital expenditures; operating profit or net operating profit; growth of net income or operating income; budget management; and to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

Corporate Transactions; Change in Control. Our 2014 Plan provides that in the event of certain corporate transactions, as defined in the 2014 Plan, the following provisions will apply to outstanding stock awards, unless otherwise provided in a stock award agreement or any other written agreement between us and a participant, or unless otherwise expressly provided by our board of directors at the time of grant of a stock award:

•

the surviving or acquiring corporation (or its parent) may assume, continue, or substitute similar stock awards for outstanding stock awards under the 2014 Plan and any reacquisition or repurchase rights held by us may be assigned to the surviving or acquiring corporation (or its parent);

•

to the extent that outstanding stock awards are not so assumed, continued, or substituted, the vesting and, if applicable, exercisability of any such stock awards will not be accelerated and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of such corporation transaction, except that any reacquisition or repurchase rights held by us will not terminate and may continue to be exercised notwithstanding the corporate transaction; or

•

to the extent a stock award will terminate if not exercised prior to the effective time of a corporate transaction, our board of directors may provide that the holder of the stock award may not exercise the stock award, but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess, if any, of the value of the property the participant would have received upon exercise of the stock award over any exercise price payable by such holder in connection with such exercise.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control, as defined in the 2014 Plan, as may be provided in the stock award agreement for such stock award or in any other written agreement between us and a participant, but in the absence of such a provision, no such acceleration will occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan.

2014 Employee Stock Purchase Plan

We expect that our board of directors will adopt, and our stockholders will approve, our 2014 ESPP in connection with this offering. The 2014 ESPP will become effective on the date the registration statement of which this prospectus forms a part is declared effective by the SEC.

The maximum aggregate number of shares of our common stock that may be issued under our 2014 ESPP is                  shares (subject to adjustment to reflect any split of our common stock). Additionally, the number of shares of our common stock reserved for issuance under our 2014 ESPP will increase automatically each year, beginning on April 1, 2015 and continuing through and including April 1, 2024, by the lesser of (i)     % of the total number of shares of our common stock outstanding on March 31 of the preceding fiscal year; and (ii)                  shares of common stock (subject to adjustment to reflect any split of our common stock). Our board of directors may act prior to the first day of any fiscal year to provide that there will be no April 1 increase or that the increase will be for a lesser number of shares than would otherwise occur. Shares subject to purchase rights granted under our 2014 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2014 ESPP.

Our board of directors will administer our 2014 ESPP. Our board of directors may delegate authority to administer our 2014 ESPP to our compensation committee.

Our employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our 2014 ESPP, as determined by the administrator: (i) customary employment for more than 20 hours per week and more than five months per fiscal year, or (ii) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our 2014 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our 2014 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each fiscal year that the rights remain outstanding.

The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2014 ESPP. No offerings have been approved at this time.

Our 2014 ESPP permits participants to purchase shares of our common stock through payroll deductions with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

A participant may not transfer purchase rights under our 2014 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our 2014 ESPP.

In the event of a specified corporate transaction, such as a merger or sale of all or substantially all of our assets, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and the participants’ accumulated contributions will be used to purchase shares within 10 business days prior to the effective date of the corporate transaction.

Our 2014 ESPP will remain in effect until terminated by the administrator in accordance with the terms of the 2014 ESPP. Our board of directors has the authority to amend, suspend, or terminate our 2014 ESPP, at any time and for any reason.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees, and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers, and some employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers, and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described elsewhere in this prospectus, below we describe transactions since April 1, 2011 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D Preferred Stock Financing

In November 2011, we sold an aggregate of 1,566,696 shares of our Series D convertible preferred stock at a purchase price of $9.5743 per share for an aggregate purchase price of $15.0 million to a total of ten investors.

All purchasers of our Series D convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series D convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Benchmark Capital Partners VI, L.P.(1)	208,893	$2,000,004
Entities affiliated with Tenaya Capital(2)	208,893	2,000,004
Entities affiliated with Trinity Ventures(3)	208,893	2,000,004

(1)	Peter Fenton, a member of our board of directors, is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P.
(2)	Affiliates of Tenaya Capital whose shares are aggregated for reporting share ownership information are Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P.
(3)

Affiliates of Trinity Ventures whose shares are aggregated for purposes of reporting share ownership information are Trinity Ventures IX, L.P., Trinity IX Entrepreneurs’ Fund, L.P., and Trinity IX Side-By-Side Fund, L.P. Mr. Scholnick, a member of our board of directors, is a Management Member of Trinity TVL IX, L.L.C., the general partner of each of these entities.

Series E Preferred Stock Financing

In January 2013, we sold an aggregate of 3,446,511 shares of our Series E convertible preferred stock at a purchase price of $17.4089 per share for an aggregate purchase price of $60.0 million to a total of 23 investors.

All purchasers of our Series E convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series E convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
Benchmark Capital Partners VI, L.P.(1)	129,244	$2,249,996
Entities affiliated with Tenaya Capital(2)	65,050	1,132,449
Entities affiliated with Trinity Ventures(3)	159,411	2,775,170
Entities affiliated with Insight Venture Partners(4)	1,723,256	29,999,991

(1)	Peter Fenton, a member of our board of directors, is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P.
(2)	Affiliates of Tenaya Capital whose shares are aggregated for reporting share ownership information are Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P.
(3)

Affiliates of Trinity Ventures whose shares are aggregated for purposes of reporting share ownership information are Trinity Ventures IX, L.P., Trinity IX Entrepreneurs’ Fund, L.P., and Trinity IX Side-By-Side Fund, L.P. Mr. Scholnick, a member of our board of directors, is a Management Member of Trinity TVL IX, L.L.C., the general partner of each of these entities.

(4)

Affiliates of Insight Venture Partners whose shares are aggregated for reporting share ownership information are Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P., and Insight Venture Partners Coinvestment Fund II, L.P.

Third-Party Tender Offer and Stock Transaction

In February 2013, in connection with our Series E Preferred Stock Financing, we entered into a stock purchase agreement with certain holders of our capital stock, including Benchmark Capital Partners VI, L.P. and entities affiliated with Tenaya Capital, Trinity Ventures, and Insight Venture Partners, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer. In February 2013, these holders commenced a tender offer to purchase shares of our capital stock from certain of our stockholders. Messrs. Cirne, Cook, and Moran, each of whom is one of our directors or executive officers or a holder of more than 5% of our outstanding capital stock, sold shares of our capital stock in the tender offer. Approximately 862,000 shares of our capital stock were tendered and sold pursuant to the tender offer at a price of $17.4089 per share.

In August 2013 and December 2013, certain of our existing investors acquired approximately 347,000 shares of our outstanding common stock from employees, including Messrs. Sachleben and Gochee, each of whom is an executive officer, and an existing common stockholder for aggregate consideration of $6.0 million. The shares were purchased from the stockholders at a purchase price of $17.4089 per share. We agreed to waive certain transfer restrictions in connection with, and assist in the administration of, this stock transaction.

Investor Rights Agreement

In April 2014, we entered into an Amended and Restated Investor Rights Agreement, which we refer to as our investor rights agreement, with certain holders of our outstanding convertible preferred stock, including Benchmark Capital Partners VI, L.P. and entities affiliated with Trinity Ventures, entities with which our directors Peter Fenton and Dan Scholnick, respectively, are affiliated, as well as entities affiliated with Insight Venture Partners and entities affiliated with Tenaya Capital. As of March 31, 2014, the holders of 21,406,092 shares of our common stock, including our common stock issuable in connection with the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, were entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Policies and Procedures for Transactions with Related Persons

We intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration, and approval by our board of directors. As of the date of this prospectus, we have not adopted any formal standards, policies, or procedures governing the review and approval of related-party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2014 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 40,689,651 shares of our common stock outstanding as of May 31, 2014, which includes, (i) 24,813,343 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock immediately upon the closing of this offering, as if this conversion had occurred as of May 31, 2014, and (ii) the net exercise of an outstanding warrant into an aggregate of             shares of common stock upon the closing of this offering. Percentage ownership of our common stock after this offering assumes our sale of             shares of common stock in this offering and no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o New Relic, Inc., 188 Spear Street, Suite 1200, San Francisco, California 94105.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Lewis Cirne(1)	11,139,724	27.4%
Chris Cook(2)	1,360,834	3.2
Patrick Moran(3)	313,001	*
Mark Sachleben(4)	1,287,791	3.1
Peter L.S. Currie(5)	100,000	*
Peter Fenton(6)	9,018,402	22.2
Adam Messinger(7)	40,000	*
Sarah Friar	—	—
Dan Scholnick(8)	5,583,723	13.7
All directors and executive officers as a group (12 persons)(9)	29,428,475	68.7

5% Stockholders:
Benchmark Capital Partners VI, L.P.(6)	9,018,402	22.2
Entities affiliated with Insight Venture Partners(10)	2,297,675	5.6
Entities affiliated with Tenaya Capital(11)	1,988,062	4.9
Entities affiliated with Trinity Ventures(8)	5,583,723	13.7

*	Less than one percent (1%).

(1)

Consists of 250,000 shares held by J.P. Morgan Trust Company of Delaware, as Trustee of the Cirne Family 2012 Irrevocable Trust, 10,853,974 shares held by Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012, and 35,750 shares of common stock issuable pursuant to a stock option exercisable within 60 days of May 31, 2014.

(2)

Consists of 1,360,834 shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2014, of which 508,335 shares were unvested, but were early exercisable, as of 60 days after May 31, 2014.

(3)

Consists of 313,001 shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2014, of which 28,334 shares were unvested, but were early exercisable, as of 60 days after May 31, 2014.

(4)

Consists of 1,037,791 shares held by trusts for which Mr. Sachleben and Lynda F. Sullivan are the trustees and 250,000 shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2014, of which 109,376 shares were unvested, but were early exercisable, as of 60 days after May 31, 2014.

(5)	Consists of 100,000 shares of common stock held by Mr. Currie, of which 68,750 shares would be subject to repurchase by us as of 60 days after May 31, 2014.
(6)

Consists of 9,018,402 shares held directly by Benchmark Capital Partners VI, L.P. for itself and as nominee for Benchmark Founders’ Fund VI, L.P., Benchmark Founders’ Fund VI-B, L.P., and related individuals. Benchmark Capital Management Co. VI, L.L.C. is the general partner of each of Benchmark Capital Partners VI, L.P., Benchmark Founders’ Fund VI, L.P., and Benchmark Founders’ Fund VI-B, L.P. Mr. Fenton, a member of our board of directors, Alexandre Balkanski, Matthew R, Cohler, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, and Mitchell H. Lasky are the managing members of Benchmark Capital Management Co. VI, L.L.C. and, therefore, may be deemed to hold voting and dispositive power over the shares held by Benchmark Capital Partners VI, L.P. The address for each of these entities is 2965 Woodside Road, Woodside, California 94062.

(7)	Consists of 40,000 shares of common stock held by Mr. Messinger, of which 40,000 shares would be subject to repurchase by us as of 60 days after May 31, 2014.
(8)

Consists of 5,434,232 shares held by Trinity Ventures IX, L.P., 84,978 shares held by Trinity IX Entrepreneurs’ Fund, L.P., and 64,513 shares held by Trinity IX Side-By-Side Fund, L.P. Mr. Scholnick, a member of our board of directors, is a Management Member of Trinity TVL IX, L.L.C., the general partner of each of these entities and, therefore, may be deemed to hold voting and dispositive power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Entrepreneurs’ Fund, L.P., and Trinity IX Side-By-Side Fund, L.P. The address for each of the Trinity Ventures entities is 3000 Sand Hill Road, 4-160, Menlo Park, California 94025.

(9)

Consists of 27,303,890 shares of common stock and 2,124,585 shares of common stock issuable pursuant to options exercisable within 60 days after May 31, 2014, of which 823,546 shares were unvested, but were early exercisable, as of 60 days after May 31, 2014.

(10)

Consists of 940,672 shares held by Insight Venture Partners VII, L.P., 414,103 shares held by Insight Venture Partners (Cayman) VII, L.P., 59,500 shares held by Insight Venture Partners (Delaware) VII, L.P., 21,772 shares held by Insight Venture Partners VII (Co-Investors), L.P., and 861,628 shares held by Insight Venture Partners Coinvestment Fund II, L.P. The general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., and Insight Venture Partners VII (Co-Investors), L.P., collectively Fund VII, is Insight Venture Associates VII, L.P. The general partner of Insight Venture Associates VII, L.P. is Insight Venture Associates VII, Ltd., the sole shareholder of which is Insight Holdings Group, LLC. The general partner of Insight Venture Partners Coinvestment Fund II, L.P. is Insight Venture Associates Coinvestment II, L.P. Insight Holdings Group, LLC is the general partner of Insight Venture Associates Coinvestment II, L.P. Jeffrey Horing, Deven Parekh, and Peter Sobiloff are the members of the board of managers of Insight Holdings Group, LLC and may be deemed to hold voting and dispositive power over the shares held by Fund VII and Insight Venture Partners Coinvestment Fund II, L.P. The foregoing is not an admission by Insight Venture Associates VII, L.P., Insight Venture Associates VII, Ltd., Insight Venture Associates Coinvestment II, L.P., or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by Fund VII or Insight Venture Partners Coinvestment Fund II, L.P. The address for Fund VII and Insight Venture Coinvestment Fund II, LP. is c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, New York 10019.

(11)

Consists of 1,558,056 shares held by Tenaya Capital V, L.P. and 430,006 shares held by Tenaya Capital V-P, L.P. The general partner of each of Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P. is Tenaya Capital V GP, LP. The general partner of Tenaya Capital V GP, LP is Tenaya Capital V GP, LLC. Messrs. Tom Banahan, Ben Boyer, Stewart Gollmer, Brian Melton, and Brian Paul are the managing members of Tenaya Capital V GP, LLC and such managing members equally share voting and dispositive power over the holdings of each of Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P. The address for each of the Tenaya entities is 3280 Alpine Road, Portola Valley, California 94208.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and investor rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of                 shares of common stock, $0.001 par value per share, and                 shares of undesignated preferred stock, $0.001 par value per share.

Assuming (i) the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2014, which conversion will occur immediately upon the closing of this offering, and (ii) the net exercise of an outstanding warrant into an aggregate of                 shares of common stock upon the closing of this offering, there were                 shares of our common stock outstanding and no shares of our convertible preferred stock outstanding. As of March 31, 2014, we had 89 stockholders of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the                 to issue additional shares of our capital stock.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Dividends and Distributions. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of common stock will be entitled to receive, when, as and if declared by the board of directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the board of directors.

Liquidation Rights. In the event of our liquidation, dissolution, or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of common stock and any participating preferred stock outstanding at that time.

Preferred Stock

As of March 31, 2014, there were 21,357,203 shares of our convertible preferred stock outstanding. Immediately upon the completion of this offering, all outstanding shares of our convertible preferred stock as of March 31, 2014 will convert into 21,357,203 shares of our common stock.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of                 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options and Warrants

As of March 31, 2014, options to purchase a total of 6,922,987 shares of our common stock were outstanding, and 297,949 additional shares of our common stock were reserved for future issuance under our 2008 Plan. After this offering, we intend to cease granting awards under our 2008 Plan, and instead we will grant awards, including options, under our 2014 Plan which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. We have reserved an aggregate of                      shares of common stock for future issuance under our 2014 Plan. For a more complete discussion of our equity incentive plans, please see “Executive Compensation—Equity Incentive Plans.”

As of March 31, 2014, a warrant to purchase up to an aggregate of 28,000 shares of our common stock, which expires in September 2018, was outstanding at an exercise price of $0.50 per share after giving effect to the conversion of that warrant to purchase Series A convertible preferred stock into a warrant to purchase shares of our common stock, which will occur upon the consummation of this offering. Upon the closing of this offering, a Series D convertible preferred stock warrant will automatically be net exercised for an aggregate of                      shares of common stock assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Registration Rights

We are party to an investor rights agreement that provides that holders of our convertible preferred stock and certain holders of our common stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than the underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of five years following the completion of this offering, or when all investors, considered with their affiliates, can sell all of their shares in a 91-day period under Rule 144.

Demand Registration Rights

The holders of 21,357,203 shares issuable upon conversion of outstanding preferred stock as of March 31, 2014, will be entitled to certain demand registration rights. At any time beginning on the earlier of the fifth anniversary of the date of the investor rights agreement or 180 days following the completion of this offering, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover at least fifty percent of the registrable securities then outstanding for an aggregate offering price, net of the underwriting discounts and commissions, equal or greater than $15.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of 21,357,203 shares issuable upon conversion of outstanding preferred stock as of March 31, 2014, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of 21,357,203 shares issuable upon conversion of outstanding preferred stock as of March 31, 2014, will be entitled to certain Form S-3 registration rights. Holders of at least 30% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which equals or exceeds $2.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our whole board of directors, chair of the board of directors, or our chief executive officer.

As described in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation effective upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is expressly authorized to adopt, amend, or repeal our bylaws, and require a supermajority stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be                 .

Listing

We intend to apply for the listing of our common stock on the                      under the symbol “NERD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly following the completion of this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2014, upon the completion of this offering,                      shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding following the completion of this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up and market stand-off agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding following the completion of this offering, which will equal                  shares assuming no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by nonaffiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors, or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all Rule 701 shares are subject to lock-up agreements or market stand-off agreements as described below and under the section titled “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up and Market Stand-Off Agreements

We, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of Morgan Stanley & Co. LLC. When determining whether or not to release shares from these lock-up agreements, Morgan Stanley & Co. LLC may consider, among other factors, the reasons given by us or the securityholder, as applicable, for requesting the release, the number of shares for which the release is being requested, and market conditions at such time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with stockholders, including our investor rights agreement and our standard form of stock option agreement, that contain certain market stand-off provisions imposing restrictions on the ability of such stockholders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 21,357,203 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

As soon as practicable after the date of this prospectus, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section titled “Executive Compensation—Equity Incentive Plans.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a U.S. person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate, or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OFTHEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section entitled “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption, or other taxable disposition of common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each fiscal year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 28%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

New rules in the Code may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. The legislation potentially imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If an investor does not provide us with the information necessary to comply with the legislation, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, will is currently scheduled to begin July 1, 2014. The IRS has issued guidance indicating that withholding with respect to all other withholdable payments will be required after December 31, 2016. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

The estimated offering expenses, exclusive of the underwriting discounts and commissions, are approximately $         million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the                 under the trading symbol “NERD.”

We and all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as (i) a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the locked-up party or to any trust for the direct or indirect benefit of the locked-up party or the immediate family of the locked-up party (for purposes of this agreement, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) not involving a change in beneficial ownership, or (v) if the locked-up party is a trust, to any beneficiary of the locked-up party or the estate of any such beneficiary;

•

distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current partners (general or limited), members or managers of the locked-up party, as applicable, or to the estates of any such partners, members or managers;

•

(i) the receipt by the locked-up party from us of shares of common stock upon the exercise of options or warrants, insofar as such options or warrants are outstanding as of the date of this prospectus, or (ii) the transfer of shares of common stock or any securities convertible into common stock by the locked-up party to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations, but for the avoidance of doubt, excluding all methods of exercise that would involve a sale of any shares of common stock relating to options or warrants, whether to cover the applicable exercise price, withholding tax obligations or otherwise, provided that in the case of (i) the shares of common stock delivered upon such exercise are subject to the restrictions set forth above, and provided further that in the case of either (i) or (ii), no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such receipt or transfer by or on behalf of the locked-up party shall be required or shall be voluntarily made within 60 days after the date of this prospectus, and after such 60th day, any filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in (i) or (ii), as the case may be, (B) no shares were sold by the reporting person and (C) in the case of (i), the shares received upon exercise of the option are subject to a lock-up agreement with the underwriters of this offering;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

•	any transfer of common stock to us pursuant to arrangements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•

the conversion of our outstanding preferred stock into shares of common stock in connection with the consummation of this offering, provided that any such shares of common stock received upon such conversion shall be subject to the terms of the lock-up agreement; and

•

the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided, that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, the common stock owned by the locked-up party shall remain subject to the restrictions contained in the lock-up agreement;

provided that in the case of any transfer or distribution pursuant to the second, third, or sixth clause above, each transferee, donee or distributee shall sign and deliver a lock-up letter;

provided further that in the case of any transfer or distribution pursuant to the second or third clause above, such transfer shall not involve a disposition of value and no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the locked-up party, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; and

provided further that in the case of any transfer pursuant to the sixth or seventh clause above, any filings under Section 16(a) of the Exchange Act shall state that the transfer is by operation of law, court order, in connection with a divorce settlement, or a repurchase by us, as the case may be.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, Morgan Stanley & Co. LLC will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we sold, and may in the future sell, solutions to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

As notice to prospective investors in Switzerland, this prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

Cooley LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns 140,879 shares of our convertible preferred stock, which will be converted into 140,879 shares of our common stock immediately upon the closing of this offering.

The underwriters have been represented by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of New Relic, Inc. as of March 31, 2013 and 2014 and for each of the three years in the period ended March 31, 2014 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.newrelic.com. Upon the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

NEW RELIC, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

New Relic, Inc.

San Francisco, California

We have audited the accompanying consolidated balance sheets of New Relic, Inc. and its subsidiary (the “Company”) as of March 31, 2013 and 2014, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 3, 2014

NEW RELIC, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	March 31,		Pro forma as of March 31, 2014
	2013	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,099	$19,453
Accounts receivable, net of allowance for doubtful accounts of $38 and $84, respectively	2,628	5,532
Prepaid expenses and other current assets	1,682	2,491

Total current assets	61,409	27,476
Property and equipment, net	10,352	20,183
Restricted cash	4,600	5,601
Other assets	546	1,948

Total assets	$76,907	$55,208

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,278	$4,109
Accrued compensation and benefits	1,473	2,822
Other current liabilities	2,572	2,160
Deferred revenue	4,970	10,359

Total current liabilities	10,293	19,450
Deferred rent, non-current	1,773	3,606
Other liabilities, non-current	163	900	$70

Total liabilities	12,229	23,956	23,126
Commitments and contingencies (Note 5)

Convertible preferred stock:
Convertible preferred stock, $0.001 par value; 22,323 shares authorized at March 31, 2013 and 2014; 21,357 shares issued and outstanding at March 31, 2013 and 2014; Aggregate liquidation preference of $96,383 at March 31, 2013 and 2014; no shares issued and outstanding, pro forma (unaudited)	95,917	95,917	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 49,000 shares authorized at March 31, 2013 and 2014; 15,756 and 16,063 shares issued, and 15,496 and 15,803 shares outstanding at March 31, 2013 and 2014, respectively; 37,420 shares issued and 37,160 shares outstanding, pro forma (unaudited)	16	16	37
Treasury stock - at cost (260 shares)	(263)	(263)	(263)
Additional paid-in capital	10,234	17,033	113,759
Accumulated deficit	(41,226)	(81,451)	(81,451)

Total stockholders’ equity (deficit)	(31,239)	(64,665)	$32,082

Total liabilities, convertible preferred stock and stockholders’ deficit	$76,907	$55,208

See notes to consolidated financial statements.

NEW RELIC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended March 31,
	2012	2013	2014
Revenue	$11,663	$29,664	$63,174
Cost of revenue	1,904	5,078	10,780

Gross profit	9,759	24,586	52,394
Operating expenses:
Research and development	4,300	8,565	16,496
Sales and marketing	10,748	28,365	58,156
General and administrative	2,180	10,053	17,178

Total operating expenses	17,228	46,983	91,830

Loss from operations	(7,469)	(22,397)	(39,436)
Other income (expense):
Interest income	2	9	16
Interest expense	(10)	(48)	(64)
Other expense, net	(65)	(105)	(741)

Net loss	$(7,542)	$(22,541)	$(40,225)

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(1.49)	$(2.58)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,683	15,096	15,596

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(1.07)

Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)			36,974

See notes to consolidated financial statements.

NEW RELIC, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balances at March 31, 2011	16,344	$21,191	14,418	$14	$400	260	$(263)	$(11,143)	$(10,992)
Issuance of Series D convertible preferred stock—net of issuance cost of $41	1,566	14,959	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	834	1	129	—	—	—	130
Vesting of early exercised options	—	—	—	—	70	—	—	—	70
Stock-based compensation	—	—	—	—	603	—	—	—	603
Net loss	—	—	—	—	—	—	—	(7,542)	(7,542)

Balances at March 31, 2012	17,910	36,150	15,252	15	1,202	260	(263)	(18,685)	(17,731)
Issuance of Series E convertible preferred stock—net of issuance cost of $233	3,447	59,767	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	504	1	254	—	—	—	255
Vesting of early exercised options	—	—	—	—	12	—	—	—	12
Stock-based compensation	—	—	—	—	8,766	—	—	—	8,766
Net loss	—	—	—	—	—	—	—	(22,541)	(22,541)

Balances at March 31, 2013	21,357	95,917	15,756	16	10,234	260	(263)	(41,226)	(31,239)
Issuance of common stock upon exercise of stock options	—	—	207	—	294	—	—	—	294
Issuance of restricted stock awards subject to vesting	—	—	100	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	6,505	—	—	—	6,505
Net loss	—	—	—	—	—	—	—	(40,225)	(40,225)

Balances at March 31, 2014	21,357	$95,917	16,063	$16	$17,033	260	$(263)	$(81,451)	$(64,665)

See notes to consolidated financial statements.

NEW RELIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended March 31,
	2012	2013	2014

Cash flows from operating activities:
Net loss	$(7,542)	$(22,541)	$(40,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,166	1,916	4,536
Stock-based compensation expense	603	8,686	6,220
Change in fair value of preferred stock warrant liability	36	13	718
Other	38	125	225
Changes in operating assets and liabilities:
Accounts receivable	(857)	(1,285)	(3,036)
Prepaid expenses and other assets	(736)	(791)	(754)
Accounts payable	220	701	2,284
Accrued compensation and benefits and other liabilities	348	1,194	2,069
Deferred revenue	1,583	2,776	5,388
Deferred rent	8	2,006	1,862

Net cash used in operating activities	(5,133)	(7,200)	(20,713)
Cash flows from investing activities:
Purchases of property and equipment	(774)	(5,698)	(9,758)
Down payment for property and equipment	—	—	(1,269)
Increase in restricted cash	—	(4,600)	(1,001)
Capitalized software development costs	(1,358)	(2,873)	(5,199)

Net cash used in investing activities	(2,132)	(13,171)	(17,227)
Cash flows from financing activities:
Proceeds from issuances of preferred stock, net of issuance costs	14,959	59,767	—
Repayment of debt	(61)	—	—
Proceeds from issuance of common stock	130	255	294

Net cash provided by financing activities	15,028	60,022	294

Net increase (decrease) in cash and cash equivalents	7,763	39,651	(37,646)
Cash and cash equivalents, beginning of period	9,685	17,448	57,099

Cash and cash equivalents, end of period	$17,448	$57,099	$19,453

Supplemental disclosure of cash flow information:
Cash paid for interest	$9	$66	$52
Noncash investing and financing activities:
Issuance of Series D warrants in connection with facility lease	$—	$10	$—
Vesting of early exercised options	$70	$12	$—
Property and equipment purchased but not paid yet	$50	$1,479	$619
Accrued offering costs	$—	$—	$237

See notes to consolidated financial statements.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of Business and Summary of Significant Accounting Policies

Description of Business—New Relic, Inc. (the “Company” or “New Relic”) was incorporated in Delaware on February 20, 2008. The Company is a software-as-a-service provider of software analytics products which allow users to monitor software performance with .NET, Java, JavaScript, Node.js, PHP, Python, and Ruby applications deployed in a cloud or in a data center. New Relic’s software analytics products enable developers and operation teams to monitor, troubleshoot, and optimize their applications.

Basis of Presentation and Consolidation—The consolidated financial statements include the accounts of New Relic and its wholly-owned subsidiary. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation. Subsequent events were evaluated from the balance sheet date of March 31, 2014 through June 3, 2014, the date on which the consolidated financial statements were issued.

Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering (“IPO”) contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $100 million. The March 31, 2014 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 21,357,203 shares of common stock and the related conversion of the preferred stock underlying outstanding warrants, which results in the reclassification of the warrant liability to additional paid-in capital.

Use of Estimates—The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Such management estimates include, but are not limited to, fair value of the Company’s common and preferred stock, stock options, and preferred stock warrant liability. The Company bases its estimates on historical experience and also assumptions that the Company believes are reasonable. Actual results could differ from those estimates.

Segments—The Company’s chief operating decision maker is the Chief Executive Officer, who reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region. Accordingly, the Company has determined that it has a single reportable segment.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents.

Restricted Cash—The Company has an agreement to maintain cash balances at a financial institution as collateral for two letters of credit relating to the Company’s property lease.

Property and Equipment—Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of two years for employee-related computers and software, three years for other office equipment and site-related computer hardware, and five years for furniture. Leasehold improvements are amortized over the shorter of the lease-term or the estimated useful life of the related asset. Down payments for property and equipment are recorded at cost and included in other assets in the accompanying consolidated balance sheet. Once the corresponding property and equipment item has been received, it will be reclassified to property and equipment and amortized.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convertible Preferred Stock Warrant Liability—Freestanding warrants to purchase convertible preferred stock are accounted for as liability awards and recorded at fair value on their initial issuance date and adjusted to fair value at each balance sheet date, with the change in fair value being recorded in other expense, net. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an IPO in which shares underlying the warrants convert from preferred stock into shares of common stock, the Series A preferred stock warrant liability will be re-measured to fair value and any remaining liability will be reclassified into stockholders’ deficit and the Series D preferred stock warrant will automatically net exercise for common shares.

Revenue Recognition—The Company generates revenue from subscription-based arrangements that allow customers to access its products. The Company recognizes revenue when all four of the following criteria are met:

•	There is persuasive evidence of an arrangement.

•	The subscriptions have been or is being provided to the customer.

•	The amount of fee to be paid by the customer is fixed or determinable.

•	The collection is reasonably assured.

Revenue from subscription-based arrangements is recognized ratably over the contractual period, generally from one to twelve months. All of the Company’s subscription-based arrangements are priced on a fixed-fee basis.

Deferred Revenue—Deferred revenue consists of billings or payments received in advance of revenue being recognized. The Company generally invoices its customers monthly, quarterly, or annually. Deferred revenue represents the amount that is expected to be recognized as revenue within one year of the balance sheet date.

Cost of Revenue—Cost of revenue consists of expenses relating to data center operations, hosting-related costs, payment processing fees, depreciation and amortization, consulting costs, and salaries and benefits of operations and global customer support personnel.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. For all periods presented, the allowance for doubtful accounts activity was not significant.

Software Development Costs—The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its software analytics tools that are hosted by the Company and accessed by its customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. The

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company capitalized $1.4 million, $3.0 million, and $5.5 million in internal use software during the fiscal years ended March 31, 2012, 2013, and 2014, respectively. Included in the capitalized development costs are $0.1 million of stock-based compensation costs as of March 31, 2013 and $0.3 million as of March 31, 2014. Capitalized stock-based compensation costs for the fiscal year ended March 31, 2012 were negligible. Amortization expense totaled $0.9 million, $1.1 million, and $2.1 million during the fiscal years ended March 31, 2012, 2013, and 2014 respectively. The net book value of capitalized internal use software as of March 31, 2013 and 2014, which is recorded in property and equipment on the accompanying consolidated balance sheets, was $3.2 million and $6.5 million, respectively.

Commissions—Sales and marketing commissions are recognized as an expense at the time of the customer order. Substantially all of the effort by the sales and marketing organization is expended through the time of closing the sale.

Advertising Expenses—Advertising is expensed as incurred. Advertising expense was $3.3 million, $10.0 million, and $22.4 million for the fiscal years ended March 31, 2012, 2013, and 2014, respectively.

Operating Leases—The Company leases office space and data center facilities under operating leases. Certain lease agreements contain rent holidays, allowances, and rent escalation provisions. The Company recognizes rent expense under such leases on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Through March 31, 2014, the Company had not impaired any of its long-lived assets.

Income Taxes—The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applies the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax liability as the largest amount that is more likely than not to be realized upon ultimate settlement.

Stock-Based Compensation—The Company estimates the fair value of share-based awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the statements of operations. The Company recognizes compensation expense over the vesting period of the entire award using the straight-line attribution method. These amounts are reduced by an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

estimated forfeiture rate. The forfeiture rate is estimated based on actual cancellation experience and is applied to all share-based awards. The rate is estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock.

The authoritative guidance prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, the Company will only recognize a benefit from stock-based compensation in additional paid-in capital if an incremental tax benefit is realized or realizable after all other tax attributes currently available have been utilized.

Compensation expense related to equity instruments issued to nonemployees is recognized as the equity instruments vest. At each reporting date, the Company revalues the fair value and expense related to the unvested portion of such nonemployee awards. As a result, compensation expense related to unvested equity instruments issued to nonemployees fluctuates as the fair value of the Company’s common stock fluctuates.

Fair Value Measurements—The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, due to their short-term nature. The carrying amount of the Company’s preferred stock warrant liability represents its fair value (see Note 2).

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash in low-risk, highly liquid money market funds and certificates of deposit with a major financial institution. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, are subject to minimal credit risk. There were no customers that individually exceeded 10% of the Company’s revenue for the fiscal years ended March 31, 2012, 2013, and 2014. There were no customers that individually exceeded 10% of the Company’s accounts receivable as of March 31, 2013 and 2014.

Net Loss and Pro Forma Net Loss Per Share Attributable to Common Stockholders—The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

this calculation, convertible preferred stock, options to purchase common stock, and convertible preferred stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the fiscal year ended March 31, 2014, which has been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective period.

Recent Accounting Pronouncements—In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. The adoption of this guidance did not impact the Company’s consolidated financial statements, as the Company did not have other comprehensive income for the periods presented.

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on April 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impact of this new guidance.

2.     Fair Value Measurements

The Company reports assets and liabilities recorded at fair value on the Company’s consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents the fair value of the Company’s financial assets and liabilities using the above input categories (in thousands):

	Fair Value Measurements as of March 31, 2013
Description:	Level 1	Level 2	Level 3	Total
Money market funds	$52,506	$—	$—	$52,506
Certificate of deposit	—	30	—	30
Restricted cash—money market funds	4,600	—	—	4,600

Total	$57,106	$30	$—	$57,136

Convertible preferred stock warrant liability	$—	$—	$112	$112

	Fair Value Measurements as of March 31, 2014
Description:	Level 1	Level 2	Level 3	Total
Money market funds	$3,512	$—	$—	$3,512
Restricted cash—money market funds	5,601	—	—	5,601

Total	$9,113	$—	$—	$9,113

Convertible preferred stock warrant liability	$—	$—	$830	$830

Level 1 investments consist solely of money market funds, included in cash and cash equivalents and restricted cash, valued at amortized cost which approximates fair value. Level 3 instruments consist solely of the Company’s preferred stock warrant liability, as discussed in Note 8. The preferred stock warrant liability was estimated using assumptions related to the remaining contractual term of the warrants, the risk-free interest rate, the volatility of comparable public companies over the remaining term and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments as follows (in thousands):

Preferred Stock Warrant Liability
Balance at March 31, 2011	$53
Change in fair value of preferred stock warrant liability	36

Balance at March 31, 2012	89
Change in fair value of preferred stock warrant liability	13
Issuance of preferred stock warrant	10

Balance at March 31, 2013	112
Change in fair value of preferred stock warrant liability	718

Balance at March 31, 2014	$830

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The gains and losses from remeasurement of Level 3 financial liabilities are recorded in other expense, net in the consolidated statements of operations.

3.    Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	March 31,
	2013	2014

Computers, software, and equipment	$1,118	$1,983
Site operation equipment	1,417	2,535
Furniture and fixtures	252	494
Leasehold improvement	5,856	12,355
Capitalized software development costs	5,960	11,444

Total property and equipment	14,603	28,811
Less: accumulated depreciation and amortization	(4,251)	(8,628)

Total property and equipment, net	$10,352	$20,183

Depreciation and amortization expense related to property and equipment during the fiscal years ended March 31, 2012, 2013, and 2014 was $1.2 million, $1.9 million, and $4.5 million respectively.

4.    Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	March 31,
	2013	2014

Accrued construction costs	$1,357	$—
Deferred tax liability	443	392
Accrued liabilities	317	1,167
Deferred rent	257	287
Other	198	314

Total other current liabilities	$2,572	$2,160

5.    Commitments and Contingencies

Leases—The Company leases office space under non-cancelable operating lease agreements, which expire from 2015 through 2020.

Deferred Rent—Certain of the Company’s operating leases contain rent holidays, allowances, and rent escalation provisions. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease from the date the Company takes possession of the office and records the difference between amounts charged to operations and amounts paid as deferred rent. These rent holidays, allowances, and rent escalations are considered in determining the straight-line expense to be recorded over the lease term. As of March 31, 2013 and 2014, $2.0 million and $3.9 million, respectively, was recorded as deferred rent.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Rent expense, net of sublease income, for operating leases for the fiscal years ended March 31, 2012, 2013, and 2014 was $0.5 million, $1.1 million, and $4.7 million, respectively. For the fiscal years ended March 31, 2013 and 2014, rent expense was offset by $23,000 and $0.7 million of sublease income, respectively. There was no sublease income for the fiscal year ended March 31, 2012.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2014, were as follows (in thousands):

Years Ending March 31	Operating Leases
2015	$5,573
2016	5,439
2017	5,560
2018	5,636
2019	5,731
Thereafter	7,667

Total minimum future lease payments	$35,606

Future minimum sublease income under non-cancelable leases is $0.4 million and $34,000 for the fiscal years ending March 31, 2015 and 2016, respectively.

Legal Proceedings—From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business, and may be subject to third-party infringement claims.

On November 5, 2012, CA, Inc. filed suit against the Company in the United States District Court, Eastern District of New York for alleged patent infringement. CA, Inc.’s complaint against the Company claims that certain aspects of the Company’s products infringe certain patents held by CA, Inc. The Company cannot at this time predict the likely outcome of this proceeding or estimate the amount or range of loss or possible loss that may arise from it. The Company has not accrued any loss related to the outcome of this case as of March 31, 2014.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. To date, the Company has not incurred any costs as a result of such obligations and has not accrued any liabilities related to such obligations in the consolidated financial statements. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their respective capacities. The Company does not currently believe there is a reasonable possibility that a loss may have been incurred under these indemnification obligations. To date, there have been no claims under any such indemnification provisions.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.    Convertible Preferred Stock

As of the dates below, the Company’s outstanding convertible preferred stock consisted of the following (in thousands):

	As of March 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	7,028	7,000	$3,500
Series B	6,492	6,492	7,940
Series C	2,852	2,852	9,943
Series D	1,643	1,566	15,000
Series E	4,308	3,447	60,000

	22,323	21,357	$96,383

	As of March 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	7,028	7,000	$3,500
Series B	6,492	6,492	7,940
Series C	2,852	2,852	9,943
Series D	1,643	1,566	15,000
Series E	4,308	3,447	60,000

	22,323	21,357	$96,383

The significant rights, preferences and privileges of convertible preferred stock are as follows:

Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of a majority of the Series A and B convertible preferred stock are each entitled to elect, each voting as a separate class, one member to the Company’s board of directors (the “Board of Directors”).

Holders of a majority of the common stock are entitled to elect, voting separately as a class, one member to the Board of Directors.

Holders of common stock and convertible preferred stock are entitled to elect, voting together as a separate class on an as-converted basis, all remaining directors.

Dividends—The holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock are entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of 8% of the applicable original issue price per share per annum, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board of Directors. No dividends shall be paid on the common stock, unless the dividends described in the preceding sentence are paid on the preferred stock. As of March 31, 2014, no dividends had been declared or paid on the Company’s capital stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of Series D and Series E convertible preferred stock shall be entitled to receive, ratably, a senior

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

preference and the holders of Series A, Series B, and Series C convertible preferred stock shall be entitled to receive, ratably, a junior preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share of $0.50, $1.2231, $3.4861, $9.5743, and $17.4089 for Series A, Series B, Series C, Series D, and Series E, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to the senior preferred and junior preferred holders of convertible preferred stock, then the assets of the Company shall be distributed ratably to the holders of convertible preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of convertible preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock.

Redemption—The holders of the convertible preferred stock have no voluntary rights to redeem the shares. A sale of substantially all of the Company’s assets would constitute a redemption event. Although the convertible preferred stock is not mandatorily or currently redeemable, a sale of substantially all of the Company’s assets would constitute a redemption event outside of the Company’s control. Therefore, all shares of the convertible preferred stock have been presented outside of permanent equity.

Conversion—Each share of convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of convertible preferred stock by the conversion price in effect at the time of conversion for such series of convertible preferred stock subject to adjustment as provided in the Company’s certificate of incorporation, as amended. The initial conversion price per share of Series A, Series B, Series C, Series D, and Series E convertible preferred stock was $0.50, $1.2231, $3.4861, $9.5743, and $17.4089 per share, respectively. As of March 31, 2013 and 2014, the conversion ratio for convertible preferred stock was one-to-one.

Each share of convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public with offering proceeds to the Company in excess of $60 million (net of underwriters’ discounts, concessions, commissions, and expenses) or (ii) the consent of holders of at least a majority of the then-outstanding shares of each series of preferred stock.

Antidilution Protection—Series A, Series B, Series C, Series D, and Series E convertible preferred stock has antidilution protection. If the antidilution protection for the convertible preferred stock is triggered, the conversion price will be subject to a broad-based weighted-average adjustment to reduce dilution.

7.    Stock Transactions

In February 2013, certain of the Company’s existing investors conducted a tender offer to acquire approximately 862,000 shares of outstanding common stock from employees and other existing common stockholders at a purchase price of $17.4089 per share. As a result of this transaction, the Company recorded a total of $7.3 million in share-based compensation expense for the difference between the price paid and the estimated fair market value on the date of the transaction. Of the total share-based compensation expense, the Company recorded $0.2 million, $1.4 million, $1.8 million, and $3.9 million in cost of revenue, research and development, sales and marketing, and general and administrative expenses, respectively, for the fiscal year ended March 31, 2013.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In August 2013 and December 2013, certain of the Company’s existing investors acquired approximately 347,000 shares of outstanding common stock from employees and a former employee at a purchase price of $17.4089 per share. As a result, the Company recorded a total of $2.4 million in share-based compensation expense for the difference between the price paid and the estimated fair market value on the date of the transaction. Of the total share-based compensation expense, the Company recorded $0.8 million, $0.2 million, and $1.4 million in research and development, sales and marketing, and general and administrative expenses, respectively, for the fiscal year ended March 31, 2014.

In connection with these tender offers, the Company waived any rights of first refusal or other transfer restrictions applicable to such shares.

8.    Warrants

Series A Convertible Preferred Stock Warrants—In September 2008, the Company granted warrants to purchase 28,000 shares of Series A convertible preferred stock. These warrants have a contracted term of 10 years and an exercise price of $0.50 per share. The warrants were fully vested on the grant date. These preferred stock warrants were issued in connection with a loan agreement, and a portion of the note proceeds was allocated to the warrants using a relative fair value approach. As a result, a total of $10,000 was allocated to the warrants and recorded as an original issue discount to the loan. Upon the earlier of the exercise of the Series A warrants or the completion of a liquidation event, including the completion of an IPO in which the shares underlying the warrants would convert from the related shares of preferred stock into shares of common stock, the preferred stock warrant liability will be remeasured to fair value and any remaining liability will be reclassified to additional paid-in capital.

Series D Convertible Preferred Stock Warrants—In August 2012, the Company granted warrants to purchase 20,889 shares of Series D convertible preferred stock. These warrants have a contracted term of 10 years and an exercise price of $9.5743 per share. The warrants were fully vested on the grant date. These preferred stock warrants were issued in connection with an office lease agreement. The fair value of the warrants at the grant date was allocated to deferred rent and is being amortized over the lease term. The Series D convertible preferred stock warrant would automatically be exercised in the event of an IPO.

The warrants are recorded at their estimated fair value with changes in the fair value of the warrant liability reflected in other expense, net. During the fiscal years ended March 31, 2012, 2013, and 2014, the Company recognized charges in the amount of $36,000, $23,000, and $0.7 million, respectively, from the issuance and remeasurement of the fair value of the warrants, which was recorded through other expense, net in the statements of operations.

As of March 31, 2012, 2013, and 2014, the Company determined the fair value of the outstanding convertible preferred stock warrants utilizing the following assumptions:

	Year Ended March 31,
	2012	2013	2014

Remaining contractual term (in years)	6.4	5.4 – 9.3	4.4 – 8.4
Risk-free interest rate	1.4%	0.9% – 1.7%	1.5% – 2.5%
Volatility	58%	57%	50%
Dividend yield	—	—	—

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The above assumptions were determined as follows:

Remaining Contractual Term—The remaining contractual term represents the time from the date of the valuation to the expiration of the warrant.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect as of March 31, 2012, 2013, and 2014, and for zero coupon U.S. Treasury notes with maturities approximately equal to the term of the warrant.

Volatility—The volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since there is currently no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational, and economic similarities to the Company’s principle business operations.

Dividend Yield—The expected dividend assumption is based on the Company’s current expectations about the Company’s anticipated dividend policy.

9.    Common Stock Reserved for Issuance

The Company had reserved shares of common stock for future issuance as follows (in thousands):

	March 31,
	2013	2014

Conversion of preferred stock	21,357	21,357
Warrants to purchase convertible preferred stock	49	49
Common stock options outstanding	4,490	6,923
Common stock options available for future grants	1,538	298

	27,434	28,627

10.    Stock Option Plan

In February 2008, the Company adopted the New Relic 2008 Equity Incentive Plan (the “2008 Plan”) pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company’s common stock to employees. The 2008 Plan authorizes grants of awards up to 4,800,000 shares of common stock. As of March 31, 2013 and 2014, the 2008 Plan was restated to authorize an aggregate of 9,083,675 shares and 10,583,675 shares, respectively. Stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. As of March 31, 2013 and 2014, there were 1,537,800 shares and 297,949 shares, respectively, available for the Company to grant under the 2008 Plan.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of stock option activity is presented below (in thousands, except per share amounts and years):

	Number of Options Issued and Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance—March 31, 2011	2,822	$0.42	8.3	$1,679
Options granted	1,812	1.54
Options exercised	(834)	0.22
Options canceled/forfeited	(109)	0.60

Balance—March 31, 2012	3,691	1.00	8.5	7,374
Options granted	1,368	3.32
Options exercised	(504)	0.51
Options canceled/forfeited	(65)	2.55

Balance—March 31, 2013	4,490	1.74	8.2	21,536
Options granted	2,846	9.53
Options exercised	(207)	1.42
Options canceled/forfeited	(206)	4.95

Balance—March 31, 2014	6,923	4.86	8.1	106,539

Options exercisable—March 31, 2014	3,760	$1.76	7.1	$69,523
Options vested and expected to vest—March 31, 2014	6,582	$4.75	8.1	$102,022

The weighted-average grant-date fair value of options granted during the fiscal years ended March 31, 2012, 2013, and 2014 was $1.69, $2.04, and $6.42, respectively. Intrinsic value of options exercised during the fiscal years ended March 31, 2012, 2013, and 2014 was $1.0 million, $2.6 million, and $2.1 million, respectively.

Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. Each of the Black-Scholes inputs is subjective and generally requires significant judgments to determine. The assumptions used to estimate the fair value of stock options granted during the fiscal years ended March 31, 2012, 2013, and 2014, were as follows:

Year Ended March 31,
	2012	2013	2014
Fair value of common stock	$1.01 – $2.98	$3.51 – $4.68	$6.54 – $18.83
Expected term (years)	5 – 10	5 – 6	5 – 6
Expected volatility	50 – 54%	50 – 53%	47 – 52%
Risk-free interest rate	0.77 – 2.56%	0.67 – 0.97%	0.74 – 1.87%
Dividend yield	—	—	—

Fair Value of Common Stock

Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

Risk-Free Interest Rate

The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the options for each option group.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Expected Term

The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company bases the expected term assumption on its historical behavior combined with estimates of post-vesting holding period.

Expected Volatility

The Company determines the price volatility factor based on the historical volatilities of our peer group as the Company did not have trading history for its common stock.

Dividend Yield

The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy.

Restricted Stock Awards—During the fiscal year ended March 31, 2014, the Company granted restricted stock awards covering an aggregate of 100,000 shares of common stock to a board member which vest over four years, subject to the continued service relationship with the Company or become fully vested upon a change of control. The grant date fair value of the restricted stock awards was $0.9 million or $9.37 per share. For the fiscal year ended March 31, 2014, $0.2 million of stock-based compensation expense was recognized related to these restricted stock awards. The Company recognizes the expense using a straight-line basis over the requisite service periods of the award.

Stock Options Granted to Nonemployees—During the fiscal years ended March 31, 2012, 2013, and 2014, the Company granted 17,500 shares, 300 shares, and 7,000 shares, respectively, to nonemployee consultants and recorded stock-based compensation expense of $0.1 million, $0.1 million, and $0.2 million, respectively.

Stock-Based Compensation Expense—Stock-based compensation expense for both employees and nonemployees was $0.6 million, $8.7 million, and $6.2 million for the years ended March 31, 2012, 2013, and 2014, respectively. Cost of revenue, research and development, sales and marketing, and general and administrative expenses were as follows (in thousands):

	Year Ended March 31,
	2012	2013	2014
Cost of revenue	$11	$212	$159
Research and development	126	1,620	1,425
Sales and marketing	143	2,060	1,373
General and administrative	323	4,794	3,263

Total stock-based compensation expense	$603	$8,686	$6,220

As of March 31, 2013 and 2014, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $4.2 million and $17.6 million, respectively. This unrecognized stock-based compensation cost is expected to be recognized over a weighted-average period of approximately 3.2 years.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.    Income Taxes

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 34% was due primarily to losses generated in the United States where no benefit was recorded due to the valuation allowance.

The components of the Company’s net deferred tax assets and liabilities as of March 31, 2013 and 2014, were as follows (in thousands):

	March 31,
	2013	2014
Deferred Tax Assets:
Accrued expenses	$972	$2,190
Depreciation and amortization	236	694
Net operating loss carryforwards	12,693	24,434
Research and development credits	799	1,770

Gross deferred tax assets	14,700	29,088
Valuation allowance	(13,441)	(26,848)

Total deferred tax assets	1,259	2,240

Deferred tax liabilities—capitalized research and development	(1,259)	(2,240)

Total deferred tax liabilities	(1,259)	(2,240)

Total net deferred tax assets (liabilities)	$—	$—

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate as follows:

	Year Ended March 31,
	2013	2014
Federal statutory rate	34.0%	34.0%
Effect of:
State taxes, net of federal benefits	5.2	1.7
Stock-based compensation	(11.4)	(4.9)
Research and development credit	1.2	1.9
Valuation allowance	(29)	(32.7)

Effective tax rate	—%	—%

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to use the existing deferred tax assets. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the U.S. cumulative net losses in all prior periods, the Company has provided a valuation allowance against its U.S. deferred tax assets. The Company’s valuation allowance increased by $5.8 million and $13.4 million for the fiscal years ended March 31, 2013 and 2014, respectively.

As of March 31, 2014, the Company had U.S. federal and state net operating losses of $71.2 million and $44.8 million respectively, which expire beginning in the year 2024 and 2020, respectively. Of these amounts, $5.9 million and $5.7 million, respectively, represented federal and state tax deductions from stock-based compensation which will be recorded as an adjustment to additional paid-in capital when they reduce taxes

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

payable. The Company also has federal, California, and Oregon research and development credits of $1.5 million, $0.6 million, and $0.4 million, respectively. The federal tax credit carryforwards will expire beginning in 2024 if not utilized. The California tax credit carryforwards do not expire. The Oregon tax credit carryforwards will expire beginning in 2014 if not utilized.

The benefit from stock options will only be recorded to additional paid-in capital when cash taxes payable is reduced. As of March 31, 2014, the portion of U.S. federal and state net operating loss related to stock options was $5.9 million and $5.7 million, respectively.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (“Code”), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Code Section 382 (“Section 382”) ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company did experience an ownership change in connection with its Series C convertible preferred stock financing in October 2010; and a study has been performed as of March 31, 2013, in this regard, the Company has determined that such an ownership change occurred and that based on the timing of the ownership change and the corresponding Section 382 limitation, none of its net operating losses or other tax attributes appear to expire subject to such limitation.

The Company has adopted authoritative guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The total amount of unrecognized tax benefits as of March 31, 2013 was $0.6 million. The unrecognized tax benefits increased by $0.1 million from March 31, 2013 to March 31, 2014, due to net additions of $0.4 million and net reductions of $0.2 million for tax positions related to the current year and prior year, respectively. As of March 31, 2014, the total amount of unrecognized tax benefits was $0.7 million, all of which would affect income tax expense, if recognized, before consideration of any valuation allowance. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

Balance at March 31, 2012	$338
Additions based on tax positions taken during the current period	229
Additions based on tax positions taken during the prior period	30
Reductions based on tax positions taken during the prior period	—

Balance at March 31, 2013	597
Additions based on tax positions taken during the current period	367
Additions based on tax positions taken during the prior period	46
Reductions based on tax positions taken during the prior period	(275)

Balance at March 31, 2014	$735

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations. No accrued interest and penalties have been recorded through March 31, 2013 and 2014.

The Company files income tax returns in the U.S. federal, California and other various state jurisdictions. Carryover attributes beginning March 31, 2008 remain open to adjustment by the U.S. and state authorities.

12.    Net Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase, and excludes any dilutive effects of employee share-based awards and warrants. Diluted net income per common share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, and unvested restricted common stock. As the Company had net losses for the fiscal years ended March 31, 2012, 2013, and 2014, all potential common shares were determined to be anti-dilutive.

The following table sets forth the computation of net loss per share attributable to common stockholders, basic and diluted (in thousands, except per share amounts):

	Year Ended March 31,
	2012	2013	2014
Numerator:
Net loss	$(7,542)	$(22,541)	$(40,225)

Denominator:
Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,683	15,096	15,596

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(1.49)	$(2.58)

The following outstanding options, unvested shares, warrants, and convertible preferred stock were excluded (as common stock equivalents) from the computation of diluted net loss per common share for the periods presented as their effect would have been antidilutive (in thousands):

	March 31,
	2012	2013	2014
Convertible preferred stock	17,910	21,357	21,357
Options to purchase common stock	3,691	4,490	6,923
Unvested early exercised common shares	49	—	—
Warrants to purchase preferred stock	28	49	49

	21,678	25,896	28,329

Unaudited Pro Forma Net Loss Per Share Attributed to Common Stockholders

Pro forma net loss per share attributable to common stockholders, basic and diluted, have been computed to give effect, even if antidilutive, to the conversion of our preferred stock and preferred stock warrant into common stock as of the beginning of the period presented or the original issuance date, if later.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table shows our calculation of the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted (in thousands, except per share data):

Year Ended March 31, 2014
Net loss used to compute pro forma net loss per share:
Net loss	$(40,225)
Change in fair value of preferred stock warrant liability	718

Pro forma net loss	(39,507)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	15,596
Pro forma adjustment to reflect assumed conversion of preferred stock warrants	21
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	21,357

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	36,974

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.07)

13.    Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the “401(k) Plan”), which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Code. The Company is responsible for administrative costs of the 401(k) Plan and the Company has made no contributions to the 401(k) Plan since inception.

14.     Revenue by Geographic Location

The following table shows the Company’s revenue by geographic areas, as determined based on the billing address of its customers (in thousands):

	Year Ended March 31,
	2013	2014
United States	$21,269	$43,903
EMEA	4,572	10,824
APAC	2,261	4,574
Other	1,562	3,873

Total revenue	$29,664	$63,174

Substantially all of the Company’s long-lived assets were attributable to operations in the United States as of March 31, 2014. The Company did not have any operations outside of the United States as of March 31, 2013.

15.     Subsequent Events

In April 2014, the Company’s certificate of incorporation was amended and restated to authorize the Company to issue 55,000,000 shares of common stock and 24,961,092 shares of preferred stock.

NEW RELIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In April 2014, the Company sold 3,456,140 shares of Series F convertible preferred stock (“Series F”) at a price of $28.93 per share, receiving net proceeds of $97.3 million. Holders of the Company’s Series F vote together with the holders of our common stock and convertible preferred stock, with each share of Series F having a number of votes equal to the number of shares of common stock issuable upon the conversion of each share of Series F. In a liquidation event, holders of Series F will be entitled to receive, ratably with the Series E convertible preferred stock and in preference to the holders of all other classes of convertible preferred stock, an amount equal to the original issuance price of the Series F plus any declared but unpaid dividends. The holders of Series F have the right to convert, at any time, into shares of common stock at an initial conversion ratio of 1:1, subject to adjustment based on antidilution protection, and all outstanding Series F will automatically convert into shares of common stock in the event that (i) the holders of a majority of outstanding Series F consent to conversion or (ii) immediately prior to the closing of a qualified IPO.

In connection with the closing of the Series F financing, the Company’s charter was amended and restated to reflect that upon the consummation of the IPO contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $100 million.

In April 2014, the Board of Directors approved an increase to the number of shares reserved for issuance under the 2008 Plan from 10,583,675 shares to 11,083,675 shares.

In May 2014, the Board of Directors approved an increase to the number of shares reserved for issuance under the 2008 Plan from 11,083,675 shares to 12,583,675 shares.

In May 2014, the Board of Directors granted stock options exerciseable for 1,485,000 shares of the Company’s common stock with an exercise price of $16.93 per share.

*  *  *  *  *  *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the                     listing fee.

SEC registration fee		*
FINRA filing fee		*
Listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be updated.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the closing of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the closing of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the closing of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since April 1, 2011, we made sales of the following unregistered securities:

•

We granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 8,056,020 shares of common stock under our 2008 Plan at exercise prices ranging from $1.01 to $17.51 per share.

•

We issued and sold to our directors, officers, employees, consultants, and other service providers an aggregate of 1,629,019 shares of our common stock under our 2008 Plan upon the exercise of options at exercise prices ranging from $0.06 to $11.29 per share.

•

In August 2013, we granted a restricted stock award for an aggregate of 100,000 shares of common stock under our 2008 Plan to a member of our board of directors as compensation for services rendered as a director.

•	In August 2012, we issued a warrant to purchase 20,889 shares of common stock at an exercise price of $9.5743 per share to one accredited investor in connection with an office lease agreement.

•

In November 2011, we sold an aggregate of 1,566,696 shares of our Series D convertible preferred stock at a purchase price of $9.5743 per share for an aggregate purchase price of $15.0 million to a total of ten accredited investors.

•

In January 2013, we sold an aggregate of 3,446,511 shares of our Series E convertible preferred stock at a purchase price of $17.4089 per share for an aggregate purchase price of $60.0 million to a total of 23 accredited investors.

•

In April 2014, we sold an aggregate of 3,456,140 shares of our Series F convertible preferred stock at a purchase price of $28.9340 per share for an aggregate purchase price of $100 million to a total of 33 accredited investors.

•

In May 2014, we granted a restricted stock award for an aggregate of 40,000 shares of common stock under our 2008 Plan to a member of our board of directors as compensation for services rendered as a director.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                     , 2014.

NEW RELIC, INC.

By:
Lewis Cirne
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis Cirne and Mark Sachleben, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of New Relic, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lewis Cirne	Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Mark Sachleben	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Peter L.S. Currie	Director	, 2014

Peter Fenton	Director	, 2014

Sarah Friar	Director	, 2014

Adam Messinger	Director	, 2014

Dan Scholnick	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant effective immediately prior to the closing of this offering.

3.3+	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant effective immediately prior to the closing of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2+	Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of April 17, 2014.

4.3+	Warrant to Purchase Stock between the Registrant and Silicon Valley Bank, dated as of September 2008.

5.1*	Opinion of Cooley LLP.

10.1*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.2+	2008 Equity Incentive Plan, as amended, and related form agreements.

10.3*	2014 Equity Incentive Plan and related form agreements.

10.4*	2014 Employee Stock Purchase Plan and related form agreements.

10.5+	Offer Letter between the Registrant and Chris Cook, dated as of June 14, 2011.

10.6+	Offer Letter between the Registrant and Hilarie Koplow-McAdams, dated as of November 29, 2013.

10.7+	Offer Letter between the Registrant and Patrick Moran, dated as of October 7, 2010.

10.8+	Offer Letter between the Registrant and Mark Sachleben, dated as of February 4, 2008.

10.9*	Offer Letter between the Registrant and Robin J. Schulman, dated as of November 20, 2013, as amended.

10.10	Office Lease by and between the Registrant and 555 SW Oak, LLC, dated as of June 15, 2012, as amended.

10.11+	Office Lease by and between the Registrant and 188 Spear Street LLC, dated as of July 13, 2012, as amended.

21.1+	List of subsidiaries of Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Previously submitted.